UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

“Information of Prudential Relevance” Basel Accord Pillar III 2014

8.	Interest-rate risk		138

	8.1.	Nature of interest rate risk and key hypotheses	138

	8.2.	Variations in interest rates	139

9.	Liquidity and funding risk		140

	9.1.	Governance and monitoring	140

	9.2.	Liquidity and funding prospects	140

	9.3.	Assets committed in finance transactions	144

10.	Leverage Ratio		145

	10.1.	Leverage Ratio definition and composition	145

	10.2.	Trends in the ratio	147

	10.3.	Governance	147

11.	Information on remuneration		148

	11.1.	Information on the decision-making process for establishing the remuneration policy for the Identified Staff	148

	11.2.	Description of the different types of employees and executive officers included in the Identified Staff	151

	11.3.	Key features of the remuneration system	151

	11.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group	156

	11.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process	157

	11.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions	158

	11.7.	Ratios between the fixed and variable remuneration of the Identified Staff	158

	11.8.	Quantitative information on the remuneration of the Identified Staff	159

12.	Subsequent events		162

Glossary

ACRONYM	DESCRIPTION
ALM (Asset-Liability Management)	Mechanism for managing structural balance sheet risk for possible imbalances between assets and liabilities and for different types of factors (interest rate, exchange rate, liquidity, etc.).

AMA	Advanced method used by the entity for calculating the capital requirements, consolidated by operational risk.

CNA	Competent National Authorities.

RWAs	Risk-Weighted Assets.

BBVA	Banco Bilbao Vizcaya Argentaria.

ECB	European Central Bank.

BoS	Bank of Spain.

EVA	Economic Value Added. EVA is the result of subtracting the economic profit from the result of multiplying the capital used in each business from the cost of capital or from the rate of return expected by investors.

BINs	Loss carry forwards.

BIS	Bank for International Settlements.

Basel III	Set of proposals for reforming banking regulation, published after December 16, 2010 and to be implemented gradually by 2019.

CCF (Credit Conversion Factor)	Conversion Factor: the ratio between the actual amount available for a commitment that could be used, and therefore, would be outstanding at the time of default, and the actual amount available for the commitment.

CDOs (Collateralized Debt Obligations)	Securitized financial instruments, usually with non-mortgage underlying assets.

EC	Executive Committee.

EC	Economic Capital. Maximum unfavorable deviation in the margin of the economic value for a given confidence level and time horizon.

ECaR	Minimum level of protection required against unexpected future losses by the different types of risk.

CIFH	Citic International Financial Holdings Limited.

FAFT	Master Agreement for Financial Transactions.

CNCB	China CITIC Bank Corporation.

CNMV	Spanish Securities and Exchange Commission.

ALCO	Assets and Liabilities Committee.

COCOs	Contingent convertible bonds.

COSO (Committee of Sponsoring Organizations of the Treadway Commission)	Voluntary committee made up of representatives from five private sector organizations in the U.S. to provide intellectual leadership in three interrelated areas: business risk management, internal control and fraud deterrence.

CRC	Board Risk Committee.

CRO	Group Risk Director.

CRR	Solvency Standards (EU 575/2013 Regulations).

CSA (Credit Support Annex)	Annexes to collateral agreements.

CVA (Credit Valuation Adjustment)	Value adjustments for credit risk: Need for a specific or generic provision to cover losses incurred for credit risk that has been recognized in the entity’s financial statements in accordance with the applicable accounting framework.

DLGD (Downturn LGD)	Loss given default in a period of stress in the cycle.

DTAs (Deferred Tax Assets)	Deferred tax assets.

DTCC	Depositary Trust & Clearing Corporation.

DVA (Debt Valuation Adjustment)	Value adjustment for the entity’s own credit risk: Need for a specific or generic provision to cover losses incurred for credit risk that has been recognized in the entity’s financial statements in accordance with the applicable accounting framework.

EAD (Exposure at Default)	Risk exposure at default.

EBA (European Banking Authority)	European Banking Authority.

ECAI	External credit rating agencies.

EO	Original risk exposure.

EVRO	Operational Risk Assessment tool.

FROB	Fund for Orderly Bank Restructuring.

FTD (First to Default)	Derivative whereby both parties negotiate protection against the first default by any of the entities that make up the basket.

CORM	Corporate Operational Risk Management.

GMRU	Global Market Risk Unit.

GRM (Global Risk Management)	Global Risk Management.

GRMC	Global Risk Management Committee.

ORM	Operational Risk Management.

G-SIBs/ E-SIBs/ D-SIBs (Systemically Important Banks)	Additional capital buffers that the Basel Committee on Banking Supervision requires for belonging to a group of entities whose disorder may have a negative impact on the financial system globally.

HK$	Hong Kong Dollars.

ICMA (International Capital Market Association)	International Capital Market Association.

IFRS (International Financial Reporting Standard)	International Financial Reporting Standards.

EDTF (Enhanced Disclosures Task Force) report	Report that includes recommendations on information to be disclosed to the market.

IRB (Internal Risk Based)	Internal models used by the Entity.

IRC (Internal Risk Charge)	Loss associated with potential migration and default events in the bond and credit derivative portfolio.

ISDA (International Swaps and Derivatives Association)	International Swaps and Derivatives Association.

KCI (Key Control Indicators)	Indicators of controls associated with Operational Risk.

KRI (Key Risk Indicators)	Risk Indicators.

LCR (Liquidity Coverage Ratio)	Liquidity coverage ratio.

LDA (Loss Distribution Approach)	Advanced internal model that estimates the distribution of losses due to operational events.

LDP	Low default portfolios.

Act 36/2007	Act that amends Act 13/1985, dated May 25, on investment ratios, capital and reporting requirements of financial intermediaries and other financial system regulations.

LGD (Loss Given Default)	Loss in the event of default: the ratio between the loss in an exposure due to default by the counterparty and the outstanding amount at the time of default.

LIP (Loss Identification Period)	Time elapsed from the moment when the event that generates a given loss takes place and the moment when that loss is revealed at individual level.

LRLGD (Long Run Default)	Long-term loss given default.

LTD (Loan-to-Deposits)	Percentage of loans financed with deposits.

LTRO (Longer-Term Refinancing Operations)	Long-term refinancing operations promoted by the ECB.

LtSCD (Loan-to-Stable Customer Deposits)	Loan-to-stable customer deposit ratio.

LTV (Loan-to-Value)	Mathematical equation that measures the ratio between the amount lent and the value of the collateral.

EaR	Earnings at risk. Maximum unfavorable deviation in the net interest income for a given confidence level and time horizon.

SSM	Single Supervisory Mechanism.

IAS	International Accounting Standards.

IFRS	International Financial Reporting Standards.

NSFR (Net Stable Funding Ratio)	Ratio that seeks to calculate the percentage of long-term assets that are financed with stable funding.

ORX (Operational Risk Exchange)	Non-profit association founded by twelve international banks in 2002 and that currently has 65 members in 18 countries.

OTC (Over-the-Counter)	Derivatives traded in over-the-counter markets.

ICAAP	Internal capital adequacy assessment process.

PD (Probability of Default)	Probability of default of a counterparty during a one-year period.

PD-TTC (Through the Cycle)	Probability of default over the course of the cycle.

EL (Expected Loss)	Ratio between the amount that is expected to be lost in an exposure -due to potential default by a counterparty or dilution over a 1-year period- and the amount outstanding at the time of default.

RDL	Royal Decree-Law.

OR	Operational Risk.

RW (Risk Weight)	Level of risk applied to exposures (%).

SAREB	Management Company for Assets Arising from Bank Restructuring.

SIRO	Internal operational risk database.

SIVs	Structured Investment Instruments.

STORM (Support Tool for Operational Risk Management)	Application used by the entity to support the integrated internal control and operational risk methodology.

TIER I (CET 1)	First-tier capital (basic capital).

TIER II (CET 2)	Second-tier capital (second-class capital).

TSR (Total Shareholders Return)	Indicator that measures the return on investment for shareholders.

UGLs	Liquidity Management Units.

VaR (Value at Risk)	Standard metric for measuring market risk. Indicates maximum losses at a 99% confidence level and a one-day time horizon.

Correspondence between the sections of Pillar III and the Group’s Annual Consolidated Accounts as of 31-Dec-2014

BLOCK	POINTS	ANNUAL REPORT	AUDIT REPORT AND ANNUAL FINANCIAL STATEMENTS	IPR (PILLAR III)
Introduction	Regulatory environment	Page 173	Note 31	Section 0

General informational requirements	Reconciliation of the public balance sheet from the accounting perimeter to the regulatory perimeter	Page 176	Note 31	Section 1.1.3

	Main changes in the Group’s scope of consolidation in 2014	Page 43 - Page 45	Note 3	Section 1.1.4

	General control and risk management model	Page 52 - Page 60	Note 7.1	Section 1.4

Information on total eligible capital	Issues of preferred securities outstanding as of 31/Dec/2014	Page 223 - Page 225	Annex VI	Section 2.1

	Issues of Subordinated Debt as of 31/Dec/2014	Page 225	Annex VI	Section 2.1

	Issues of Contingent Convertible Bonds as of 31/Dec/2014	Page 223 - Page 225	Annex VI	Section 2.1

	Amount of capital	Page 174	Note 31	Section 2.2

	Reconciliation of shareholders’ equity with regulatory capital	Page 175	Note 31	Section 2.2

Credit risk	Exposure to credit risk	Page 63 - Page 64	Note 7.3.1	Section 4.2.1

	Distribution by geographical area	Page 67	Note 7.3.4	Section 4.2.3

	Value adjustments for impairment losses and allowances for contingent risks and commitments	Page 88	Note 7.3.8	Section 4.2.6

	Total impairment losses for the period	Page 191	Note 46	Section 4.2.7

	Assets and liabilities subject to contractual netting rights	Page 66	Note 7.3.3	Section 4.3.1.2

	Amounts of counterparty risk	Page 118	Note 10.4	Section 4.3.2

	Structure of internal rating systems and relationship between internal and external ratings	Page 81	Note 7.3.5	Section 4.5.1.2

	Definition and estimation of risk parameters	Page 24 - Page 25	Note 2.2	Section 4.5.1.7

Market risk in trading book activities	Scope of application of the internal models	Page 95	Note 7.4.1	Section 5.2.1

	Market risk development	Page 96	Note 7.4.1	Section 5.2.2.1

	VaR without smoothing by risk factors for the Group	Page 97	Note 7.4.1	Section 5.2.2.1

Operational risk	Operational risk definition	Page 105	Note 7.8	Section 6.1

	Operational risk management principles	Page 105	Note 7.8	Section 6.4

Investments in capital instruments not included in the trading book	Value of equity investments	Page 136	Note 16	Section 7.3

Interest rate risk	Variations in interest rates	Page 99	Note 7.4.2	Section 8.2

Liquidity and funding risk	Liquidity and funding prospects	Page 101	Note 7.5	Section 9.2

	Maturity of wholesale issues by nature	Page 31	Note 5.1	Section 9.2

	Assets committed in finance transactions	Page 102	Note 7.6	Section 9.3

	Collateral committed or potentially committed	Page 103	Note 7.6	Section 9.3

Remuneration	Variable share-based remuneration system	Page 187 - Page 189	Note 43.1.1	Section 11

Subsequent events	Subsequent events	Page 205	Note 55	Section 12

Index of tables

TABLE No.	DESCRIPTION	IPR (PILLAR III)
Table 1	Calculation of the Capital Base according to CRD IV	Introduction

Table 2	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	Section 1.1.3

Table 3	Main sources of the differences between original exposure and the book balance	Section 1.1.3

Table 4	Opening of the headings of the Public Balance Sheet for EO, EAD and RWAs	Section 1.1.3

Table 5	Trends in the main currencies comprising the Group’s exposure to structural exchange-rate risk	Section 1.5.4.2

Table 6	Issues of preferred securities outstanding as of 31/Dec/2014	Section 2.1

Table 7	Issues of subordinated debt as of 31/Dec/2014	Section 2.1

Table 8	Issues of Contingent Convertible Bonds as of 31/Dec/2014	Section 2.1

Table 9	Amount of capital	Section 2.2

Table 10	Reconciliation of shareholders’ equity with regulatory capital	Section 2.2

Table 11	Capital requirements by risk type	Section 3.1

Table 12	Positions subject to counterparty risk in terms of EO, EAD and RWAs	Section 3.1

Table 13	Amounts of counterparty risk in the trading book	Section 3.1

Table 14	Exposure to Credit Risk	Section 4.2.1

Table 15	Average value of the exposures throughout 2013 and 2014	Section 4.2.2

Table 16	Distribution by geographical area of exposure to credit risk	Section 4.2.3

Table 17	Distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities	Section 4.2.3

Table 18	Distribution by geographical area of the book balances of the value adjustments for impairment of financial assets and contingent liabilities	Section 4.2.3

Table 19	Distribution by sector of exposure to credit risk	Section 4.2.4

Table 20	Distribution by sector of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities	Section 4.2.4

Table 21	Distribution by sector of the book balances of the value adjustments for impairment of financial assets and contingent liabilities	Section 4.2.4

Table 22	Distribution by residual maturity of exposure to credit risk	Section 4.2.5

Table 23	Value adjustments for impairment losses and allowances for contingent risks and commitments	Section 4.2.6

Table 24	Total impairment losses for the period	Section 4.2.7

Table 25	Assets and liabilities subject to contractual netting rights	Section 4.3.1.2

Table 26	Counterparty risk. Exposure in derivatives. Netting effect and collateral	Section 4.3.2

Table 27	Counterparty risk. EAD derivatives by product and risk	Section 4.3.2

Table 28	Counterparty risk. Transactions with credit derivatives used in intermediation activities	Section 4.3.2.1

Table 29	Standardized approach: Exposure values before the application of credit risk mitigation techniques	Section 4.4.3

Table 30	Standardized approach: Exposure values after the application of credit risk mitigation techniques	Section 4.4.3

Table 31	Variations in the period in terms of RWAs for the Credit Risk standardized approach	Section 4.4.3

Table 32	Models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements	Section 4.5.1.1

Table 33	Master Scale of BBVA’s rating	Section 4.5.1.2

Table 34	Advanced measurement approach: Exposure values by category and obligor grade	Section 4.5.2

Table 35	Variations in the period in terms of RWAs for the Credit Risk advanced measurement approach	Section 4.5.2

Table 36	Balance of specific, generic and country risk allowances for losses, by exposure category	Section 4.5.3.1

Table 37	Exposures assigned to each one of the risk weightings of the specialized lending exposures	Section 4.5.4

Table 38	Exposures assigned to each one of the risk weightings of the equity exposures	Section 4.5.5

Table 39	Amounts in terms of EAD of investment and retained securitization positions	Section 4.6.3

Table 40	Distribution of securitizations subject to risk weighting and deducted from capital	Section 4.6.3

Table 41	Variations in terms of RWAs of investment and retained securitizations	Section 4.6.3

Table 42	Breakdown of securitized balances by type of asset	Section 4.6.4.2

Table 43	Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled	Section 4.6.4.2

Table 44	Exposure covered with financial collateral and other collateral calculated using the standardized approach	Section 4.7.2.2

Table 45	Exposure covered by personal guarantees. Standardized and advanced approach	Section 4.7.3

Table 46	Breakdown of RWAs density by geographical area and approach	Section 4.8

Table 47	Trading Book. Items on the balance sheet subject to market risk under internal model	Section 5.2.1

Table 48	Trading Book. VaR without smoothing by risk factors	Section 5.2.2.1

Table 49	Trading Book. Market risk. Regulatory capital	Section 5.2.2.1

Table 50	Trading Book. Impact on earnings in Lehman scenario	Section 5.2.2.2

Table 51	Trading Book. Stress resampling	Section 5.2.2.2

Table 52	Characteristics of the Operational Risk management model	Section 6.4

Table 53	Regulatory capital for Operational Risk	Section 6.6

Table 54	Breakdown of book value, EAD and RWAs of equity investments	Section 7.3

Table 55	Exposure in equity investments and capital instruments	Section 7.4

Table 56	Realized profit and loss from sales and settlements of equity investments and capital instruments	Section 7.4

Table 57	Unrealized profit and loss for latent revaluation of equity investments and capital instruments	Section 7.4

Table 58	Breakdown of RWAs, equity investments and capital instruments by applicable approach	Section 7.4

Table 59	Variation in RWAs for Equity Risk	Section 7.4

Table 60	Variations in interest rates	Section 8.2

Table 61	Types and amounts of instruments included in the liquidity fund of the most significant units	Section 9.2

Table 62	Maturity of wholesale issues by nature	Section 9.2

Table 63	Assets committed or unencumbered	Section 9.3

Table 64	Collateral committed or potentially committed	Section 9.3

Table 65	Committed assets/collateral assigned and associated liabilities	Section 9.3

Table 66	Elements comprising the leverage ratio	Section 10.1

Table 67	Composition of the Remuneration Committee	Section 11.1

Table 68	Remuneration of the Identified Staff in 2014 (I)	Section 11.8

Table 69	Remuneration of the Identified Staff in 2014 (II)	Section 11.8

Table 70	Remuneration of the Identified Staff in 2014 (III)	Section 11.8

Table 71	Number of people with total remuneration in excess of €1 million in 2014	Section 11.8

Index of charts

CHART No.	DESCRIPTION	IPR (PILLAR III)
Chart 1	Schedule for gradual adaptation to CRD IV	Introduction

Chart 2	Risk Appetite	Section 1.4.2

Chart 3	Trends in the main currencies comprising the Group’s exposure to structural exchange-rate risk	Section 1.5.4.2

Chart 4	Capital requirements by risk type	Section 3.1

Chart 5	Distribution by geographical area of exposure to credit risk	Section 4.2.3

Chart 6	EAD for derivatives broken down by risk	Section 4.3.2

Chart 7	Advanced measurement approach: EAD by obligor category	Section 4.5.2

Chart 8	Advanced measurement approach: Average weighted PD by EAD	Section 4.5.2

Chart 9	Advanced measurement approach: Average weighted DLGD by EAD	Section 4.5.2

Chart 10	Advanced measurement approach: Average weighted risk by EAD	Section 4.5.2

Chart 11	Comparative analysis of expected and incurred loss: Retail mortgages	Section 4.5.3

Chart 12	Comparative analysis of expected and incurred loss: Consumer finance	Section 4.5.3

Chart 13	Comparative analysis of expected and incurred loss: Credit cards	Section 4.5.3

Chart 14	Comparative analysis of expected and incurred loss: Automobiles	Section 4.5.3

Chart 15	Comparative analysis of expected and incurred loss: SMEs and Developers	Section 4.5.3

Chart 16	Comparative analysis of expected and incurred loss: Mexico Credit Cards	Section 4.5.3

Chart 17	Comparative analysis of expected and incurred loss: Mexico Corporates	Section 4.5.3

Chart 18	Functions carried out in the securitization process and degree of involvement of the Group	Section 4.6.1.2

Chart 19	Trading Book. Trends in VaR without smoothing	Section 5.2.2.1

Chart 20	Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Hypothetical backtesting	Section 5.2.2.3

Chart 21	Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Real backtesting	Section 5.2.2.3

Chart 22	Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Hypothetical backtesting	Section 5.2.2.3

Chart 23	Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Real backtesting	Section 5.2.2.3

Chart 24	Operational risk management framework: Three lines of defense	Section 6.3

Chart 25	Operational Risk: Capital required by method	Section 6.6

Chart 26	BBVA Group’s Operational Risk Profile	Section 6.7

Chart 27	Operational Risk Profile by risk and country	Section 6.7

Chart 28	Trends in the leverage ratio	Section 10.1

Executive Summary

Banco Bilbao Vizcaya Argentaria Group (the “Group” or “BBVA Group”) is an internationally diversified financial group with a significant presence in traditional retail banking, asset management and wholesale banking.

Diversification is essential for ensuring resilience in any environment. The Group’s structure is very well balanced in terms of geographical areas, businesses and segments. This means it can maintain a high level of recurring revenue despite the environment and economic cycles.

The Group’s strategy is based on managing solid franchises, with a sufficient critical customer mass and leading positions in their respective markets. The Group analyzes the market continuously to detect attractive and profitable investment opportunities, within its policy of active portfolio management aimed at generating maximum shareholder value. The execution of this strategy in the medium and long term has led BBVA to reach agreements in 2014 on a number of operations, which are explained in section 1.1.4 of this report.

Finally, BBVA continues to make progress in its digital transformation process, closing 2014 with 9 million digital customers who interact with the Bank via the Internet on their cell phones.

The above is manifested in the milestones that the Group has achieved in 2014:

In addition to the operations it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled businesses and associate institutions which perform a wide range of activities and which, together with the Bank, constitute BBVA Group. This allows BBVA Group to achieve a high level of geographical diversification, which is one of the levers of sustainable growth and organic generation of highly satisfactory earnings.

The year 2014 closed with positive growth in different performance areas, on both the cost management side and generation of income. As a result, the solvency position in the market was improved.

With respect to liquidity, the wholesale finance markets have continued buoyant, and BBVA and its franchises have accessed the markets frequently. In addition, the new targeted longer-term refinancing operations (TLTROs) announced by the European Central Bank (ECB), combined with the growing weight of retail deposits, have continued to strengthen the Group’s liquidity position and improve its funding structure, thus maintaining very favorable liquidity ratios in terms of LTD (Loan to Deposits) and LCR (Liquidity Coverage Ratio).

In credit risk, there has been a reduction of the NPA ratio, as well as an increase in the coverage ratios, thus strengthening still further the entity’s good credit risk position.

With respect to solvency, BBVA has increased its phased-in and fully-loaded capital ratios, thanks to organic generation of earnings and capital increases carried out over the year. This has maintained its capital levels far above the minimum required with a leverage ratio (fully loaded) that is very favorable compared with the rest of its peer group. This will all be described in greater detail throughout this report.

Introduction

Regulatory environment in 2014

•	Legal changes in the Community area

•	Legal changes at international level

On January 1, 2014, the CRD-IV package entered into force, made up of a Directive (Directive 2013/36/EU) and a Regulation (Regulation 575/2013/EU). It represents the implementation at European level of the recommendations of the Basel Committee, known as Basel III. The Directive must be transposed by the Member States, while the Regulation is directly applicable. The two instruments replace Directive 2006/48/EC, of June 14, relating to the taking up and pursuit of the business of credit institutions, and Directive 2006/49/EC, of June 14, on the capital adequacy of investment firms and credit institutions, of the European Parliament and of the Council. Between them they constitute what we will below cite as the Solvency Regulations.

On the domestic front, with the aim of adapting to this new regulatory environment, the government passed the Law on regulation, supervision and solvency (Law 10/2014 of June 26). This law and its implementing regulations repeal the following: Law 13/1985, of May 25, on the investment ratios, bank capital and reporting requirements of financial intermediaries; Royal Decree 216/2008 of February 15, on the capital of financial institutions; and certain articles of the Bank of Spain Circular 3/2008 of May 22.

In accordance with Regulation 575/2013/EU, financial institutions have to publish certain “Information of Prudential Relevance” with the content required in Part 8 of the Regulation. The requirements laid out in the Regulation are directly applicable to Member States. This report has therefore been drawn up in keeping with these requirements.

In accordance with the policy defined by the Group for drawing up the Information of Prudential Relevance, the content of this report refers through December 31, 2014 and was approved by the Group’s Audit and Compliance Committee at its meeting held on February 23, 2015, having previously been reviewed by the External Auditor. This review has not revealed any material discrepancies concerning compliance with the reporting requirements laid down in Part 8 of Regulation 575/2013/EU.

Regulatory environment in 2014

Legal changes in the Community area

European Commission / European Parliament / European Council

In December 2010 the Committee on Banking Supervision published the document“Basel III: A global regulatory framework for more resilient banks and banking systems,” in order to improve the sector’s ability to withstand the impacts arising from financial and economic crises.

Since then, the European Union has worked to incorporate these Basel recommendations. After two years of negotiations, the so-called CRD-IV was published on June 27, 2013 in the Official Journal of the European Union. CRD-IV consists of a Directive that replaces capital Directives 2006/48 and 2006/49 and a common Regulation (575/2013). These Directives require transposition, while the Regulation is directly applicable.

Transposition to national law began on November 29, 2013 with the publication of the Royal Decree-Law 14/2013 adapting Spanish law to the European Union law with respect to the supervision and solvency of financial institutions. It has continued with the approval of the Law on the regulation, supervision and solvency of financial institutions.

This Law recasts the main laws governing the regulation and discipline of credit institutions into a single text. It is a single legal text that not only transposes the law recently issued by the European Union, but also integrates the Spanish laws regulating these matters.

Since January 1, 2014, the BBVA Group has applied the criteria established in the European Directive and Regulation and the Spanish legislation implementing them.

The new regulations require institutions to have a higher and better quality capital level, increase capital deductions and review the requirements associated with certain assets. Unlike the previous framework, the minimum capital requirements are complemented with requirements for capital buffers and others relating to liquidity and leverage.

The capital base under CRD-IV consists mainly of the following elements:

TABLE 1: Calculation of the Capital Base according to CRD IV

CET 1	Common Equity Tier I

+	Capital

+	Reserves

+	Non-controlling interests up to limit when calculating

–	Goodwill and other intangible assets

–	Treasury stock

–	Loans financing treasury stock

–	DTAs for loss carry forwards

–	DVA

–	Prudent Valuation

–	Limits applicable to Financial Institutions + Insurance Companies + DTAS for temporary differences

T1	Tier I

+	AT1 and preferred securities that meet calculation criteria

+	Remaining non-controlling interests not assessed in CET1

–	Goodwill and other intangible assets for the part not deducted in CET1

Total T1	CET1 +T1

T2	Tier II

+	Subordinated debt under new criteria

+	Preferred securities not assessed in T1

+	Generic Provision

–	Remaining non-controlling interests not assessed in CET1 and T1

Capital Base	Tier I + Tier II

The most relevant aspects affecting common equity and risk-weighted assets are summarized below.

The main impacts affecting common equity Tier I (CET1) arise in the limit used when calculating non-controlling interests and the deductions for significant and non-significant financial holdings, insurance companies and deferred taxes. Thus, deferred taxes from loss carry forwards, the provision deficit on expected loss for IRB models and the debt valuation adjustment (DVA) of derivatives will now be deducted directly from CET1.

In the calculation of the Additional Tier 1, only issues convertible into shares or redeemable at the option of the authority and subject to capital ratio triggers are calculated.

There are stricter requirements for risk-weighted assets, mainly for counterparty risk in derivatives and exposures within the financial sector.

The gradual adaptation schedule detailed below has been established for compliance with the new capital ratios:

CHART 1: Schedule for gradual adaptation to CRD IV

As of December 31, 2014, according to the new CRD-IV requirements that took effect in 2014, BBVA Group’s fully-loaded CET1 ratio stood at 10.4%, well over the minimum CET1 that will be required in 2019 (7%), demonstrating the Group’s comfortable capital position. The phased-in CET1 ratio according to the new CRD-IV rules stood at 11.9%as of December 31, 2014.

These requirements may be increased by the counter-cyclical capital buffer requirement, the systemic bank capital buffer requirement and the systemic risk buffer requirement, should they apply and be in force (mainly starting in 2016).

The capital requirement for systemic banks is established based on the bank’s systemicity, which is determined based on a number of variables that include: the bank’s size, interconnection with the financial system, substitutability of the services it offers, complexity and cross-border activity.

The systemic risk capital requirement aims to prevent and mitigate possible effects associated with risks in the system that are not cyclical, as well as macroprudential risks, when the materialization of such risks may have a negative impact on the financial system itself or on the real economy.

BBVA Group is currently considered a global systemic entity according to the list prepared by the Financial Stability Board (FSB). Of the 5 possible tranches, with requirements ranging from 1% to 3.5%, BBVA Group is in the first of these tranches, with an additional requirement of 1% as a global systemic entity, applicable in fourths from 2016 to 2019.

However, as of the date referred to by the data in this report, none of those additional capital requirements for conservation, applied, i.e: the capital conservation requirement, the anticyclical capital requirement and the systemic risk requirement were 0%.

In order to provide the financial system with a metric that serves as a backstop to capital levels, irrespective of the credit risk, a measure complementing all the other capital indicators has been incorporated into Basel III and transposed to the Solvency Regulations. This measure, the leverage ratio, can be used to estimate the percentage of the assets financed with Tier 1 capital.

Although the book value of the assets used in this ratio is adjusted to reflect the bank’s current or potential leverage with a given balance-sheet position, the leverage ratio is intended to be an objective measure that may be reconciled with the financial statements.

In recent months, the industry has made a significant effort to standardize both the definition and calculation of the leverage ratio and the minimum level that should be required from financial institutions to collateral that adequate levels of leverage are maintained. Although this definition and the calibration will enter into force in 2018, BBVA estimates and tracks this measure, as reported in section 10 of this report.

Other relevant changes

•	Single Supervisory Mechanism (SSM): The European Central Bank[1], as the body responsible for ensuring the security and soundness of the European banking system, and for extending financial integration and stability in the euro zone, has begun a process aimed at setting up a new single financial supervision system made up of the ECB and the national competent authorities of the participating European Union countries (hereinafter, the NCAs).

With the aim of collateraling greater transparency in the balance-sheets of the affected entities, in 2014 the ECB carried out a comprehensive assessment of the entities before assuming full responsibility for supervision on November 4, 2014.

The Comprehensive Assessment, which concluded in October 2014, was based on the following pillars:

•	An Asset Quality Review to improve the transparency of bank positions through an examination of the quality of the assets, including their adequacy and the assessment of the related collaterals and arrangements.

•	Stress Tests aimed at determining the resilience of the banks’ balance sheets.

According to the ECB exercise, BBVA had a CET1 capital level of 10.6% for the baseline scenario and 9.0% for the adverse scenario in December 2016, above the minimum levels required.

The ratio for the adverse scenario is above the average for the banks analyzed by the ECB (8.3%).

BBVA would have a fully loaded CET1 capital level of 8.2% in 2016 under the adverse scenario.

The SSM, which began to operate officially in November 2014, represents a step toward greater harmonization at European level. The ECB is responsible for the effective and coherent operation of the SSM. It supervises the operation of the system through a distribution of competences between the ECB and the NCAs, as established under the SSM Regulation. To collateral effective supervision, credit institutions are classified as “significant” or “less significant”. The former are supervised directly by the ECB, while the NCAs are responsible for the supervision of the latter.

[1]	http://www.ecb.europa.eu/home/html/index.en.html

The SSM is responsible for the prudential supervision of all the credit institutions in the participating Member States. The three main objectives of the SSM are to:

•	collateral the security and solidity of the European banking system;

•	strengthen financial integration and stability;

•	achieve a uniform supervision.

The ECB directly supervises all the entities classified as significant (some 120 groups), with the assistance of the NCAs. They include BBVA Group. Day-to-day supervision is carried out by the joint supervisory teams (JSTs) made up of NCA and ECB staff.

The NCAs will continue to supervise directly the less significant banks, numbering around 3,500, under the supervision of the ECB.

EBA Revision of Pillar III

In January 2015 the EBA published its “guidelines on materiality, proprietary and confidentiality and on disclosure frequency.” These technical guidelines define the processes and criteria that institutions must follow to identify material, confidential or proprietary information under Pillar III. In addition, the guidelines aim to specify what institutions must report prudential information with a frequency of less than a year, as well as the details of the information to be reported by them. None of these recommendations are in force at the date of this report.

Details of all the regulatory changes (IFRS) included within the framework of consolidation for accounting purposes are included in Note 2.3 of the Group’s Annual Financial Statements.

Legal changes at international level

In 2013 the debate on the need for structural reforms in the system became increasingly significant. This debate has adopted different approaches in the different geographical regions.

In the United States, the Volcker Rule came into effect, aimed at restricting proprietary trading activities by U.S. banking institutions, i.e. trading with derivatives or other financial instruments not financed by deposits, in order to obtain a profit. In 2014 BBVA made progress in the process of implementing the Volcker Rule.

On January 29 2014, the European Commission (EC) announced its proposal for structural reform, which would impose new restrictions on the structure of European banks. The proposal aims to collateral the harmonization of divergent national initiatives in Europe.

However, the EC goes beyond national legislation in many European countries and opts for a mixed solution that establishes:

•	The prohibition of proprietary trading, similarly to the aforementioned Volcker Rule; and

•	A mechanism to require the separation of commercial activities, following the model of the banking reform in the United Kingdom.

The proposal is twofold, as it imposes both the prohibition of proprietary trading operations and investments in hedge funds and the separation of commercial activities.

The EC’s reform is stricter than most of the national initiatives in countries like France, Germany or the U.S., as it goes beyond the recommendations of the High-Level Expert Group set up by the EC itself, which recommends a separation of proprietary trading operations, but not the prohibition of commercial activities.

The scope of the banks subject to the reform is very wide. All European global systemically important Banks (G-SIB) and institutions that carry out significant commercial activities, i.e. around 29 European banks, will be subject to this new regulation.

Basel Revision of Pillar III

In addition to the recommendations made by the EBA, the Basel Committee is in the process of revising the Pillar III framework. This process is expected to be complete in December 2015. The main aim of the revision is to improve the comparability and consistency of information. The proposal is to make greater use of templates:

•	Mandatory templates for quantitative information that are considered essential for the analysis of regulatory capital requirements. They must be filled out by all the banks as specified.

•	Templates with a more flexible format for qualitative information, considered valuable for the market but not essential for evaluating capital requirements. They may be filled out by banks according to an established format or following their own formats.

1. General informational requirements

Company name and differences in the consolidable group for the purposes of the Solvency Regulations and the Accounting Circular

•	Corporate name and scope of application

•	Differences in the consolidable group for the purposes of the Solvency Regulations and the Accounting Circular

•	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

•	Main changes in the Group’s scope of consolidation in 2014

Identification of dependent institutions with capital below the minimum requirement. Possible impediments for transferring capital.

Exemptions from capital requirements at the individual or sub-consolidated level

General control and risk management model

•	Governance and organization

•	Risk Appetite

•	Decisions and processes

•	Evaluation, monitoring and reporting

•	Infrastructure

•	Risk culture

Scope and nature of the risk measurement and reporting systems

Risk hedging and reduction policies: Supervision strategies and processes

1.1.	Company name and differences in the consolidable group for the purposes of the Solvency Regulations and the Accounting Circular

1.1.1.	Corporate name and scope of application

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, “the Bank” or “BBVA”) is a private-law entity subject to the rules and regulations governing banking institutions operating in Spain.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao) and on its official website: www.bbva.com.

The Solvency Regulations are applicable at the consolidated level for the whole Group.

1.1.2.	Differences in the consolidable group for the purposes of the Solvency Regulations and the Accounting Circular

The Group’s consolidated financial statements are drawn up in accordance with what is laid down in the International Financial Reporting Standards adopted by the European Union (hereinafter, “EU-IFRS”).

The EU-IFRS were adapted to the sector of Spanish credit institutions by Bank of Spain Circular 4/2004 of December 22 (hereinafter the Accounting Circular), as well as its successive modifications.

Bank of Spain Circulars 5/2013 of October 30, 2013 on public and restricted financial reporting rules and 5/2011 of November 30, 2011 on financial statement models also apply.

For the purposes of the Accounting Circular, companies are considered to form part of a consolidated group when the controlling institution holds or can hold, directly or indirectly, control of them. An institution is understood to control another entity when it is exposed, or is entitled to variable returns as a result of its involvement in the subsidiary and has the capacity to influence those returns through the power it exercises on the subsidiary. For such control to exist, the following aspects must be fulfilled:

•	a) Power: An investor has power over a subsidiary when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the subsidiary;

•	b) Returns: An investor is exposed, or is entitled to variable returns as a result of its involvement in the subsidiary when the returns obtained by the investor for such involvement may vary based on the economic performance of the subsidiary. Investor returns may be positive only, negative only or both positive and negative.

•	c) Relationship between power and returns: An investor has control over a subsidiary when it not only has power over the subsidiary and is exposed, or is entitled to variable returns for its involvement in the subsidiary, but also has the capacity to use its power to influence the returns it obtains due to its involvement in the subsidiary.

Therefore, in drawing up the Group’s consolidated Financial Statements, all dependent companies and consolidated structured entities have been consolidated by applying the full consolidation method.

Jointly-controlled entities, as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.

The list of all the companies forming part of the BBVA Group is included in the appendices to the Group’s Annual Consolidated Financial Statements.

For the purposes of the Solvency Regulations, as set out in Spanish Law 36/2007, heading two, section 3.4, the consolidated group comprises the following subsidiaries:

•	Credit institutions.

•	Investment services companies.

•	Open-end funds.

•	Companies managing mutual funds, together with companies managing pension funds, whose sole purpose is the administration and management of the aforementioned funds.

•	Companies managing mortgage securitization funds and asset securitization funds.

•	Venture capital companies and venture capital fund managers.

•	Institutions whose main activity is holding shares or investments, unless they are mixed-portfolio financial corporations supervised at the financial conglomerate level.

Likewise, the special-purpose entities whose main activity implies a prolongation of the business of any of the institutions included in the consolidation, or includes the rendering of back-office services to these, will also form part of the consolidated group.

However, according to the provisions of this law, insurance entities and some service firms do not form part of consolidated groups of credit institutions.

Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Information of Prudential Relevance, the scope of consolidated institutions is different from the scope defined for the purposes of drawing up the Group’s Financial Statements.

The effect of the difference between the two regulations is basically due to:

•	The difference between the balance contributed by entities (largely real-estate, insurance and service companies) that are consolidated in the Group’s Financial Statements by the full consolidation method, but are consolidated for the purposes of Solvency by applying the equity method. The details of these companies are available in Annexes I and II of these documents; mainly the companies BBVA Seguros and the Bancomer pension company.

•	The entry of the balance from institutions (mainly financial) that are not consolidated at the accounting level but for purposes of solvency. Details of these companies are available in Annex IV of this document (the biggest balance is that contributed by Garanti).

1.1.3.	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

This section includes an exercise in transparency aimed at offering a clear view of the process of reconciliation between the book balances reported in the Public Balance Sheet (attached to the Group’s Annual Consolidated Financial Statements) and the book balances this report uses (regulatory scope).

TABLE 2: Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

Public Balance Sheet Headings	Public Balance Sheet	Insurance companies and real-estate finance companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash and Balances at Central Banks	31,430	(1)	2,480	33,909
Trading Book	83,258	(1,008)	2,327	84,577
Asset at fair value through P/L (FVTPL)	2,761	(2,189)	18	590
AFS financial assets	94,875	(18,394)	3,875	80,356
Loans and receivables	372,375	(859)	17,959	389,475
Held-to-maturity investments	—	—	0	0
Adjustments to financial assets for portfolio hedges	121	—	—	121
Hedging derivatives	2,551	(169)	15	2,396
Non-current assets held for sale	3,793	(19)	99	3,873
Investments	4,509	3,615	(3,891)	4,233
Other	36,270	(1,807)	3,580	38,043

Total Assets	631,942	(20,830)	26,460	637,572

(1)	Balances corresponding to the companies not consolidated for solvency purposes (see Annex)
(2)	Corresponds to the balances contributed by Garanti, developers and other intra-group removals

Below is a table summarizing the main sources of the differences between the amount of exposure in regulatory terms and the book balances according to the Financial Statements:

TABLE 3: Main sources of the differences between original exposure and the book balance

Amount corresponding to the asset’s book balance in the regulatory consolidation scope	637,572

Amount corresponding to the liability’s book value in the regulatory consolidation scope (Repo)	44,965

Total net amount in the regulatory consolidation scope	72,967

Amount of off-balance-sheet losses (risks and contingent commitments)	147,423
Counterparty risk in derivatives (includes the add-on)	26,605
Accounting provisions*	13,572
Non-eligibility of the Trading Book	-84,577
Non-eligibility of the balances corresponding to accounting hedges (derivatives)	-2,396
Non-eligibility of the balances corresponding to accounting hedges (adjustments for micro-hedging/portfolio hedges)	-1,781
Non-eligibility of intangible assets	-8,853
Non-eligibility of insurance contracts linked to pensions	-2,189
Non-eligibility of tax assets	-6,585
Non-eligibility of other financial assets (mainly balances of guarantees provided in cash)	-6,229
Non-eligibility of accounts without loan book risk (premiums, transaction costs)	-377
Non-eligibility of underlying assets of securitizations	-993
Other (1)	-653

Amount of exposures for regulatory purposes	755,503

*	Excluding the generic provision eligible as capital
(1)	Includes, among others, certain asset accrual accounts, as well as other accounts without risk

This shows the headings of the Public Balance Sheet by EO, EAD and APRs, which are the risk concepts on which this document is based.

TABLE 4: Opening of the headings of the Public Balance Sheet for EO, EAD and APRs

			12/31/2014
(millions of euros)	Credit risk
Public Balance Sheet Headings	Original exposure	EAD	RWAs
1. CASH AND BALANCES AT CENTRAL BANKS	33,914	33,914	12,662
2. TRADING BOOK	26,605	26,159	8,580
3. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	590	590	358
4. AVAILABLE-FOR-SALE FINANCIAL ASSETS	78,957	78,536	21,376
5. LOANS AND RECEIVABLES	543,766	444,272	217,112
9. NON-CURRENT ASSETS HELD FOR SALE	2,961	2,961	3,238
12. INVESTMENTS	4,061	4,061	9,697
13. TANGIBLE ASSETS	7,618	7,618	7,450
16. OTHER ASSETS	7,202	7,202	5,523
17. TAX ASSETS	4,866	4,866	9,011
3. ASSETS SOLD UNDER REPURCHASE AGREEMENTS	44,965	42,946	917

TOTAL ASSETS + LIABILITIES	755,503	653,124	295,925

1.1.4.	Main changes in the Group’s scope of consolidation in 2014

Ongoing operations

1.1.4.1. Agreement	for the acquisition of an additional 14.9% in Garanti

On November 19, 2014 the Group concluded a new agreement with Dogus Holding A.S., Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter “Dogus”) for the acquisition of 62,538,000,000 shares in Garanti for a maximum total payment of 8.90 Turkish lira per share, equivalent to a maximum total of around 5,566 million Turkish lira.

The effective acquisition and entry into force of the new agreement are subject to obtaining the pertinent regulatory authorizations from the Turkish, Spanish and European authorities, and from any other countries as necessary. Following the acquisition of the new shares, the Group’s stake in Garanti will be 39.9%.

In accordance with the IFRS-EU, as a result of the entry into force of the new agreement, BBVA Group will value the stake in Garanti (currently registered as a joint venture by the equity method) at fair value and consolidate Garanti into the BBVA Group’s consolidated Financial Statements starting on the date of effective control (which is expected in 2015), subject to obtaining the regulatory authorizations mentioned above.

The estimate of the impact on the Group’s consolidated Financial Statements is a non-recurring negative impact on the net attributable profit of around €1.5 billion, most of it resulting from conversion differences due to the depreciation of the Turkish lira against the euro since the initial acquisition. These conversion differences are already registered as valuation adjustments, which lower the BBVA Group’s capital. The recognition of this accounting impact will not mean any additional cash divestment for BBVA. The final impact must be calculated on the date of effective acquisition of the shares and may vary due to questions such as changes in the TL/EUR exchange rate, the earnings generated by the Garanti group, etc.

1.1.4.2. Award	of Catalunya Banc

On July 21, 2014, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA the acquisition of Catalunya Banc, S.A., hereinafter “Catalunya Banc”, under a competitive bid process.

As a result, a share purchase/sale contract was concluded between FROB and BBVA by which FROB will sell BBVA up to 100% of the shares in Catalunya Banc for up to €1,187 million.

This price will be reduced by €267 million if before the closing date of the operation the FROB and Catalunya Banc have not obtained confirmation from the tax authorities regarding the expected application of the regime governing deferred tax assets (introduced by Royal Decree-Law 14/2013) to certain losses generated in the consolidated Financial Statements of Catalunya Banc in 2013, which originated in the transfer of assets to Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

The execution of the purchase/sale is subject to a number of questions, among them obtaining the corresponding administrative authorizations and approvals, and the final closure of the operation announced by Catalunya Banc to the market on July 17, 2014, by which Catalunya Banc will transfer to an asset securitization fund a portfolio of loans with a nominal value of €6,392 million.

1.1.4.3. Agreement	for the partial sale of CNCB

On January 23, 2015, the BBVA Group announced it had signed an agreement to sell 4.9% of the share capital of China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS); which, in turn has signed a number of agreements (the “Operations”), according to which the CNCB shares shall be transferred to a third party and the final economic beneficiary of the ownership of these shares shall be Xinhu Zhongbao Co. Ltd. (Xinhu).

The sale price to be paid by UBS is HKD 5.73 per share, and the total amount will be HKD 13,136 million, equivalent to €1,460 million (calculated at the exchange rate of HKD/EUR = 8.9957, current at the close of January 15, 2015).

The agreement between UBS and BBVA will be executed on completion of the legal and corporate requirements needed to carry out the Operations related to Xinhu.

As of December 31, 2014, the stake in CNCB is registered under the heading “Available-for-Sale Financial Assets.”

The agreement is expected to be closed in the first quarter of 2015. The estimated impact on BBVA Group’s consolidated Financial Statements is of a net gain of around €400 million.

1.1.4.4. Agreement	for the sale of the stake in Citic International Financial Holdings Limited (CIFH)

On December 23, 2014, the Group signed an agreement to sell its 29.68% stake in Citic International Financial Holdings Limited (CIFH), the unlisted subsidiary of CNCB headquartered in Hong Kong, to China CITIC Bank Corporation Limited. The sale price of this stake is HKD 8,162 million. The execution of the agreement is subject to obtaining the pertinent authorizations. The estimated impact on Group’s consolidated Financial Statements is of a negative effect on earnings of approximately €25 million.

1.2.	Identification of dependent institutions with capital below the minimum requirement. Possible impediments for transferring capital.

There is no institution in the Group not included in the consolidated Group for the purpose of the solvency regulations whose capital are below the regulatory minimum requirement.

The Group operates in Spain, Mexico, the United States and 30 other countries, largely in Europe and Latin America. The Group’s banking subsidiaries around the world are subject to supervision and regulation (with respect to issues such as compliance with a minimum level of regulatory capital) by a number of regulatory bodies. The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds to the parent company via dividends or other means.

In some jurisdictions in which the Group operates, the law lays down that dividends may only be paid with the funds legally available for this purpose.

1.3.	Exemptions from capital requirements at the individual or sub-consolidated level

In accordance with the provisions the Solvency Regulations on the exemption from individual or consolidated compliance with the aforementioned rule for Spanish credit institutions belonging to a consolidated group, the Group obtained exemption from the Bank of Spain on December 30, 2009 for the following companies (this update was ratified through decision ECB 1024/2013):

•	Banco Industrial de Bilbao, S.A.

•	Banco de Promoción de Negocios, S.A.

•	BBVA Banco de Financiación, S.A.

•	Banco Occidental, S.A.

1.4.	General risk control and management model

BBVA Group has a General Risk Control and Management Model (hereinafter, “the Model”) adapted to its business model, organization and the geographical areas in which it operates. It allows it to operate within the framework of the control and risk management strategy defined by the Bank’s company bodies and adapt to an economic and regulatory environment, addressing management globally and adapted to the circumstances at any particular time. The Model establishes a system of risk management that is adapted to the entity’s risk profile and strategy.

This Model is applied comprehensively in the Group and is made up of the basic elements set out below:

•	Governance and organization

•	Risk Appetite

•	Decisions and processes

•	Evaluation, monitoring and reporting

•	Infrastructure

The Group promotes the development of a risk culture that ensures the consistent application of the risk control and management Model within the Group and collaterals that the risk function is understood and permeates throughout all the levels of the organization.

1.4.1.	Governance and organization

The risk governance model in BBVA is characterized by the strong involvement of its corporate bodies, both in establishing the risk strategy and in the continuous monitoring and supervising of its implementation.

Thus, as explained below, it is the corporate bodies that approve the risk strategy and the corporate policies for the different types of risks. The risk function is responsible within the scope of its management for implementing and developing the risk strategy, being answerable for it to the corporate bodies.

The responsibility for the day-to-day management of risks corresponds to the businesses, which engage in their business following the policies, rules, procedures, infrastructures and controls that are based on the framework set by the company bodies and defined by the risk function.

To carry out this work adequately, the risk function in the BBVA Group has been set up as a single, global function that is independent of the commercial areas.

1.4.1.1. Corporate	governance layout

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

The Board of Directors (hereinafter “the Board) approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes at least the statement of the Group’s Risk Appetite, the fundamental metrics and the basic structure of limits by geographical areas, risk types and asset classes, as well as the bases of the risk control and management Model. The Board also ensures that the budget is aligned with the approved Risk Appetite.

On the basis established by the Board of Directors, the Executive Committee approves the specific corporate policies for each type of risk. In addition, this committee approves the Group’s risk limits and monitors them. It is informed both of the overruns of the limits and of any appropriate corrective measures that have been taken.

Finally, the Board of Directors has created a specialized committee for risks, the Risks Committee (RC). This committee analyzes and monitors risk periodically in the area of the attributions of the corporate bodies, and assists the Board of Directors and the Executive Committee in determining and monitoring the risk strategy and corporate policy strategy, respectively. Among its most important work is detailed control and monitoring of the risks affecting the Group overall, which allows it to ensure that the risk strategy is effectively integrated into management and the corporate policies approved by the corporate bodies are applied.

The head of the risk function in the executive line, the Corporate Risk Officer (CRO) carries out his work with the independence, authority, rank and resources required. He is appointed by the Bank’s Board of Directors, as a member of its senior management, and has direct access to its corporate bodies (the Board of Directors, the Executive Committee and the Risks Committee), to which he reports regularly on the risk situation in the Group.

To perform his functions better, the CRO is supported by a structure made up of cross-cutting risk units in the corporate area and specific risk units in the Group’s geographical and/or business areas. Each of these units has its own Risk Manager in charge of the geographical and/or business areas, who within the scope of his competence, carries out the functions of risk management and control and is responsible for applying the corporate policies and rules approved at Group level consistently, while adapting them if necessary to local requirements and reporting these matters to the local corporate bodies.

The Risk Managers of the geographical and/or business areas answer to both the CRO and the head of the geographical and/or business area. This system of co-dependence aims to ensure the interdependence of the local risk function from the operational functions, and allows them to be aligned with the Group’s corporate policies and objectives with respect to risks.

Finally, the Group’s policy on the selection of directors is contained in the selection procedure described in the Annual Corporate Governance Report. This procedure takes into account aspects such as diversity on the Board. The Appointments Committee is responsible for presenting to the Board the policy relating to diversity and the gender representation targets on the Board at all levels.

1.4.1.2. Organizational	and committee structure

As mentioned above, the risk function is composed of the corporate area risk units, which carry out cross-cutting functions, and the risk units of the geographical and/or business areas.

•	The corporate area risk units develop and submit to the Corporate Risk Officer (CRO) the proposal for the Group’s Risk Appetite, the corporate policies, rules, procedures and global infrastructures within the framework of action approved by the corporate bodies; they ensure their correct application and report directly or through the CRO to the Bank’s corporate bodies. Among their functions are:

•	Management of the different types of risks at Group level, in accordance with the strategy defined by the corporate bodies.

•	Planning of risks in line with the Risk Appetite principles.

•	Monitoring and control of the Group’s risk profile in relation to the Risk Appetite approved by the Bank’s corporate bodies, providing precise and reliable information with the frequency and in the format required.

•	Carrying out prospective analyses that can evaluate compliance with the Risk Appetite in stress scenarios and analyze the mechanisms for mitigating the effect.

•	Management of the technological and methodological developments required for development of the Model in the Group.

•	Articulating Group’s Internal Risk Control model and defining the methodology, corporate criteria and procedures to identify and prioritize the risk inherent to each unit’s activities and processes.

•	Validation of the models used and the results obtained by them to verify whether they are appropriate to the different uses to which they are applied.

•	The risks units in the business areas develop and submit to the Risk Manager of the geographical and/or business area the proposed Risk Appetite applicable in each geographical and/or business area, with autonomy and always within the Group’s Risk Appetite. At the same time, they ensure that the approved corporate policies and rules are applied consistently at Group level, adapting them where appropriate to local requirements; they are provided with the adequate infrastructures for the control and management of their risks and report, where appropriate, to the corporate bodies and senior management.

Thus the local risk units work with the corporate risk units with the aim of adapting to the risk strategy at Group level and pooling all the information necessary to monitor changes in risks.

The risk function’s decision-making process is based on a committee structure. The global steering committee of the risk area is the main committee in the risk function. It proposes, checks, and approves, where appropriate, items such as the internal regulatory framework for risks, the procedures and infrastructures needed to identify, evaluate, measure and manage the risks faced by the Group in carrying out its business, and the admission of the operations with the most relevant risks. The members of this Committee are the CRO and the heads of the risk units of the corporate area and the most representative geographical and/or business areas.

The Global Risk Management Committee (GRMC) operates through various support committees, including the following:

•	Global Technical Operations Committee: Its aim is to take decisions related to wholesale credit risk admission from certain customer segments.

•	Monitoring, Assessment & Reporting Committee: Collaterals the existence and proper development of the aspects relating to the identification, evaluation, monitoring and reporting of risks, with a comprehensive and transversal approach.

•	Asset Allocation Committee: An executive body for analysis and decision-making on all those issues related to credit risks that are linked to the processes designed to obtain a balance between risk and profitability in accordance with the Group’s Risk Appetite.

•	Technology and Methodologies Committee: Its aim is to determine the need for new models and infrastructures and to channel decision-making related to the tools required to manage all the risks to which the Group is exposed.

•	Corporate Technological Risks and Operational Control Committee: The aim is to approve the Technological Risk Management and Operational Control Frameworks, in accordance with the General Risk Model, and monitor the metrics, risk profiles and operational loss events.

•	Global Market Risk Unit Committee: The aim is to formalize, supervise and communicate the monitoring of trading risk in all the Global Markets business units.

•	Corporate Operational Risk Admission and Outsourcing Committee: Identification and evaluation of the operational risks of new businesses, new products and services and outsourcing initiatives.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and content similar to those of the corporate area, which develop their functions consistently and in line with the corporate policies and regulations on risks.

Within this organizational scheme, the risk function ensures the integration and application across the whole Group of a consistent risk strategy, regulatory framework, infrastructures and risk controls, while benefiting from customer insight and the proximity of each geographical and/or business area and transmitting the corporate culture on this matter to the Group’s different organizational levels.

1.4.1.3. Internal	Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to ensure there is a sufficient internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk for which the Group may be potentially affected). It controls their application and operation, as well as ensuring the integration of the risk strategy into the Group’s management. The Internal Risk Control unit is independent of the units that develop the risk models, manage processes and execute controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group’s Internal Risk Control Director is responsible for the function; he reports its activities and informs the CRO and the Board’s Risks Committee of its work plans, as well as assisting the Board on such matters as it requires.

For these purposes the Risks area also has a Technical Secretary’s Office, which is also independent of the units that develop the risk models, manage the processes and execute the controls. The Technical Secretary’s Office offers the Committee the technical support it needs to perform its duties better.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the Corporate Area, local units are independent of the business areas that execute the processes, and of the units that execute the controls, and report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

In addition, the Group has an Internal Validation unit, which is also independent of the units that develop the risk models and of those that use them in management. Its functions include revision and independent validation at internal level of the models used for the control and management of risks in the Group.

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in the “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The control model has a system with three lines of defense:

•	The first line is made up of the Group’s business units, which are responsible for control within their area and for executing any measures established by higher management levels.

•	The second line consists of the specialized control units (Legal Compliance, Global Accounting & Informational Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operations Control and the Production Divisions of the support units, such as Human Resources, Legal Services, etc.). This line supervises the control of the various units within their cross-cutting field of expertise, defines the necessary improvement and mitigating measures, and promotes their proper implementation. The Corporate Operational Risk Management unit also forms part of this line, providing a methodology and common management tools.

•	The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the effectiveness and compliance with corporate policies and providing independent information on the control model.

1.4.2.	Risk Appetite

The Group’s Risk Appetite as approved by the Board of Directors determines the risks and their level that the Group is prepared to assume to achieve its business objectives. These risks are expressed in terms of capital, liquidity, profitability, recurring revenue, cost of risk and other metrics. The determination of Risk Appetite has the following objectives:

•	Make explicit the Group’s strategy and the maximum levels of risk that the Group is prepared to assume, both at Group level and at geographical and/or business level.

•	Establish guidelines for action and a management framework for the medium-long term that prevents actions (both at Group and geographical and/or business level) that may compromise the Group’s future viability.

•	Establish a framework for relating with the geographical and/or business areas, that preserves their decision-making autonomy while ensuring their consistent performance and preventing divergent behavior.

•	Establish a common language across the whole organization and develop a risk culture geared toward compliance with it.

•	Alignment with the new regulatory requirements, making communication with regulators, investors and other stakeholders easier, thanks to an integrated and stable risk management framework.

Risk Appetite is manifested through the following elements:

•	The Risk Appetite Statement: It includes the general principles of the Group’s risk strategy and the target risk profile.

•	BBVA’s risk policy is aimed at maintaining the risk profile made explicit in the Group’s Risk Appetite Statement, which is manifested in a series of metrics that approximate it (Fundamental Metrics and Limits).

•	Fundamental Metrics: They set out in quantitative terms the principles and target risk profile included in the Risk Appetite statement.

•	Limits: They provide a structure for the Risk Appetite at the level of the geographical and/or business areas, legal entities, risk types, or any others that are considered appropriate, allowing them to be integrated into management.

The corporate risks area works with the different geographical and/or business areas to define their Risk Appetite so that it is coordinated across the group and to ensure that the profile is in line with the definition.

The BBVA Group assumes a certain level of risk in order to provide financial services and products for its customers and obtain attractive levels of return for shareholders. The organization has to understand, manage and control the risks it assumes.

The aim of the organization is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

BBVA’s Risk Appetite expresses the levels and types of risk that the Bank is prepared to assume to carry out its strategic plan without significant deviations, even in situations of tension. The Risk Appetite is integrated into management and determines the basic lines of the Group’s activity, as it establishes the framework within which the budgeting process is developed.

CHART 2: Risk Appetite

1.4.2.1.	Basic Metrics

These are the metrics that characterize the entity’s objective behavior (defined in the statement), allowing an expression of the risk culture at all levels in a systematic and comprehensible way. They synthesize the entity’s objectives and so they are useful for communicating with the stakeholders.

The basic metrics are strategic, propagated across the whole Group, comprehensible and easy to calculate, objectifiable at the business/geographical area level and subject to future projections.

1.4.2.2.	Limits

Metrics that determine the strategic positioning of the entity for the different types of risk: structural (Asset & Liability Management, ALM), liquidity, markets, operations, etc. The following aspects differentiate it from the Basic Metrics:

1.	They are levers for achieving the result: They are a management tool that responds to a strategic positioning and that must be aimed at allowing compliance with the Fundamental Metrics, even under adverse scenarios.

2.	Risk metrics: A greater level of specialization. They do not necessarily have to be used across the whole Group.

3.	Independent of the cycle: May include metrics with a limited correlation with the economic cycle, allowing comparability that is isolated from the specific macroeconomic situation.

They are therefore levers for remaining within the thresholds defined in the fundamental metrics and used to manage day-to-day risk. They include tolerance limits, sublimits and alerts established at the business/geographical, portfolio, product, etc. level.

In 2014 the Risk Appetite metrics changed in line with the established profile.

1.4.3. Decisions	and processes

The transfer of Risk Appetite to ordinary management is supported by three basic aspects:

•	A standard body of regulations

•	Risk planning

•	Integrated risk management throughout their life cycle

1.4.3.1. A	uniform body of regulations

The corporate GRM area is responsible for defining and developing corporate policies, specific regulations, procedures and schemes for delegation according to which the risk decisions have to be adopted within the Group

The process of creation, standardization and integration into management of corporate rules and regulations is called regulatory standardization.

This process aims for the following objectives:

•	Hierarchy and structure: Information that is well structured through a clear and simple hierarchy that allows dependent documents to be related to each other.

•	Simplicity: An adequate and sufficient number of documents.

•	Uniformity: Uniform number and content of documents.

•	Accessibility: Easy search and access to documentation through the Corporate Risk Management Library.

The approval of corporate policies for all kinds of risks corresponds to the Bank’s corporate bodies, while the corporate risk area approves the rest of the regulations.

The risk units of the geographical and/or business areas comply with this body of regulations and, where necessary, adapt it to local requirements, in order to have a decision-making process that is appropriate to the local level and in line with the Group’s policies. If such adaptation is necessary, the local risks area must inform the corporate GRM area, which has to ensure consistency in the body of regulations at Group level. Where appropriate, it must thus give its prior approval to the modifications proposed by the local risk areas.

1.4.3.2. Risk	planning

Risk planning ensures integration in Risk Appetite management through a cascade process of establishing limits, where the function of corporate area and geographical and/or business area risk units is to collateral this process is aligned with the Group’s Risk Appetite.

It has the tools available to align and monitor the Risk Appetite defined at aggregate level by: business areas, legal entities, types of risk, concentrations and any other level that may be considered necessary.

The process of risk planning is present within the rest of the Group’s planning framework to ensure the coherence of all the other processes.

1.4.3.3.  Day-to-day risk management

All risks must be managed in an integrated fashion during their life cycle, based on differentiated treatment according to their type.

The risk management cycle is made up of 5 elements:

•	Planning: Its aim is to ensure the Group’s activities are consistent with the objective risk profile and to collateral solvency in carrying out the strategy.

•	Evaluation: A process focused on identifying all the risks inherent in the activities carried out by the Group.

•	Formalization: Includes the phases of origination, approval and formalization of the risk.

•	Monitoring and Reporting: Continuous and structured risk monitoring, and preparation of reports for internal and/or external consumption (market, investors, etc.).

•	Active portfolio management: Focused on identifying business opportunities, in both existing portfolios and in new markets, businesses or products.

1.4.4.	Evaluation, monitoring and reporting

Evaluation, monitoring and reporting is a cross-cutting element that has to ensure that the Model has a dynamic and anticipatory vision, making possible compliance with the Risk Appetite approved by the corporate bodies, even under unfavorable scenarios. This process covers all the material risk categories and has the following objectives:

•	Evaluate compliance of the Risk Appetite at the present time, through monitoring of the fundamental metrics and limits.

•	Evaluate compliance of the Risk Appetite in the future through projection of the Risk Appetite variables, both in a baseline scenario determined by the budget, and in a specific risk scenario determined by stress tests.

•	Identify and value the risk factors and scenarios that may compromise compliance of the Risk Appetite through the development of a repository of risks and an analysis of their impact.

•	Act to mitigate the impact on the Group of the risk factors and scenarios identified, ensuring the risk remains within the target risk profile.

•	Monitor the key variables that directly do not form part of Risk Appetite, but that condition its compliance. These may be both external and internal.

The following phases have to be developed to carry out this process:

•	Identification of the risk factors, which has the aim of generating a map with the most relevant risk factors that could compromise the Group’s performance with respect to the thresholds defined in the Risk Appetite.

•	Evaluation of the impact: Consists of evaluating what impact the materialization of one or more risk factors identified in the previous phase could have on the Risk Appetite metrics, if a given scenario occurs.

•	Response to undesirable situations and proposed measures for adjusting the situation: The overruns of the thresholds will be associated with an analysis of the measures for adjustments at the corresponding level that allow a dynamic management of the situation, even before it takes place.

•	Monitoring: Aims to avoid ex ante losses through supervision of the Group’s current risk profile and the risk factors identified.

•	Reporting: Aims to give information on the risk profile assumed, offering precise, complete and reliable data to the corporate bodies and senior management with the frequency and detail required by the nature, importance and complexity of the risks.

1.4.5.	Infrastructure

Infrastructure constitutes the element that must ensure that the Group has the human and technological resources required for effective management and supervision of risks, performance of the functions included in the Group’s risk Model, and achievement of its objectives.

With respect to human resources, the Group’s risk function must have an adequate workforce in terms of number, skills and experience.

With respect to technology, the Group ensures the integrity of the management information systems and the provision of the infrastructure required to support risk management, including the tools appropriate to the needs derived from the different types of risks in their admission, management, valuation and monitoring.

The principles according to which the Group’s risk technology is governed are:

•	Uniformity: The criteria are consistent across the whole Group, ensuring the same risk treatment at each geographical and/or business level.

•	Integration in the management: The tools incorporate the corporate risk policies and are applied to the Group’s day-to-day management.

•	Automation of the main processes that compose the risk management cycle.

•	Adequacy: Adequate supply of information at the appropriate time.

Through the Risk Analytics function, the Group has a corporate framework that develops measurement techniques and models, covering all the types of risk and the different purposes, and involves a uniform language for all the activities and geographical/business areas.

The execution is decentralized, allowing the Group’s global scope to be used to the full. The idea is to develop the existing risk models continuously and generate others that cover the new range of businesses that are being deployed, with the aim of strengthening anticipation and proactiveness that characterize the risk function in the Group.

Equally, the risk units of the geographical and/or business areas must ensure they have sufficient means from the point of view of resources, structures and tools to develop risk management in accordance with the corporate model.

1.4.6.	Risk culture

BBVA considers risk culture as an essential element for the consolidation and integration of the other components of the Model. The culture transfers to all the levels of the organization the implications involved in the Group’s activities and businesses from the perspective of risk. The risk culture is based on a number of levers, including:

•	Communication: Promotes the spread of the Model, and particularly the principles that should govern risk management in the Group consistently and comprehensively across the organization, through the most appropriate channels.

GRM has a variety of channels for communication that facilitate the transfer of information and knowledge between the different teams in the function and the Group, adapting the frequency, formats and recipients according to the objective set, making it easier to establish the basic principles of the risk function. Thus the culture of risks and the prudent management model begin with the corporate bodies and the Group’s management and are transmitted across the whole organization.

•	Training: The main aim is to spread and consolidate the prudent risk management model across the organization, ensuring standards in skills and knowledge in those involved in the risk management processes.

A well-defined and implemented system of training ensures the continuous improvement of the skills and knowledge of the Group’s professionals, and in particular those in the GRM area. It is organized into four vectors that aim to develop each of the requirements of the GRM group by providing in-depth knowledge and skills in various subjects, such as: finance and risks, tools and technology, management and expertise, and languages.

•	Motivation: An area where the aim is for the incentives of the teams in the risk function to support the risk management strategy, values and culture of the function at all levels. It includes remuneration, and all the other elements associated with motivation, such as the working environment, etc. that contribute to achieving the Model’s objectives.

1.5.	Scope and nature of the risk measurement and reporting systems

Depending on their type, risks fall into the following categories:

•	Credit Risk.

•	Market Risk.

•	Operational Risk.

•	Structural Risks.

•	Liquidity Risk

There follows a description of the risk measurement systems and tools for each kind of risk.

1.5.1.	Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

BBVA quantifies its credit risk using two main metrics: expected loss (EL) and economic capital (EC). The expected loss reflects the average value of losses and is considered a business cost. Economic capital is the amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses.

These risk metrics are combined with information on profitability in value-based management, thus building the profitability-risk binomial into decision-making, from the definition of business strategy to approval of individual loans, price setting, assessment of non-performing portfolios, incentives to areas in the Group, etc.

There are three essential parameters in the process of calculating the EL and EC measurements: the probability of default (PD), loss given default (LGD) and exposure at default (EAD). These are generally estimated using historical information available in the systems. They are assigned to operations and customers according to their characteristics. In this context, the credit rating tools (ratings and scorings) assess the risk in each transaction/customer according to their credit quality by assigning them a score, which is used in assigning risk metrics together with other additional information: transaction seasoning, loan to value ratio, customer segment, etc.

Point 4.5.1.7 of this document details the definitions, methods and data used by the Group to determine the capital requirements for estimating and validating the parameters of probability of default (PD), loss given default (LGD) and exposure at default (EAD).

The credit risk for the BBVA Group’s global portfolio is measured through a Portfolio Model that includes the effects of concentration and diversification. The aim is to study the loan book as a whole, and to analyze and capture the effect of the interrelations between the different portfolios.

In addition to enabling a more comprehensive calculation of economic capital needs, this model is a key tool for credit risk management, as it establishes loan limits based on the contribution of each unit to total risk in a global, diversified setting.

The Portfolio Model considers that risk comes from various sources (it is a multi-factor model). This feature implies that economic capital is sensitive to geographic diversification, a crucial aspect in a global entity like BBVA. These effects have been made more apparent against the current backdrop in which, despite the stress undergone by some economies, the BBVA Group’s presence in different geographical areas, subject to different shocks and different moments in the cycle, have contributed to bolster the bank’s solvency. In addition, the tool is sensitive to concentration in certain credit exposures of the entity’s large clients.

Lastly, the results of the Portfolio Model are integrated into management within the framework of the Asset Allocation project, where business concentrations are analyzed in order to establish the entity’s risk profile.

The analysis of the entity’s RWA structure shows that 84% corresponds to Credit Risk.

(See Chapter 4 “Credit risk”).

1.5.2.	Market risk

Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity.

The main risks generated may be classified into the following groups:

•	Interest-rate risk: They arise as a result of exposure to the movement in the different interest-rate curves on which there is trading. Although the typical products generating sensitivity to movements in interest rates are money market products (deposits, futures on interest rates, call money swaps, etc.) and the traditional interest-rate derivatives (swaps, interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products have some exposure to movements in interest rates due to the effect of the financial discount in valuing them.

•	Equity Risk: Arises as a result of movements in the price of shares. This risk is generated in the spot share price positions, as well as any derivative product whose underlying is a share or equity index. Dividend risk is a sub-risk of equity risk, as an input of any equity option. Its variability may affect the valuation of positions and thus it is a factor that generates risk on the books.

•	Currency risk: It occurs due to a movement in the exchange rates of the currencies in which the position is held. As in the case of equity risk, this risk is generated in the spot foreign-currency positions, as well as any derivative product whose underlying is an exchange rate.

In addition, the quanto effect (transactions where the underlying and the nominal of the transaction are denominated in different currencies) means that in certain transactions where the underlying is not a currency an exchange-rate risk is generated that has to be measured and monitored.

•	Credit-spread risk: Credit spread is a market indicator of the credit quality of an issuer. The spread risk takes place due to variations in the levels of spread in corporate or government issuers and affects both bond and credit derivative positions.

•	Volatility risk: This occurs as a result of variations in the levels of implied volatility in the price of different market instruments in which derivatives are traded. This risk, unlike the others, is exclusively a component of derivative transactions and is defined as a risk of first-order convexity that is generated in all the possible underlyings where there are products with an optionality that require a volatility input for their valuation.

The metrics developed for the control and monitoring of market risk in BBVA Group are aligned with the best market practices and implemented consistently in all the local market risk units. The standard metric for measuring market risk is Value at Risk (VaR), which indicates the maximum losses that may be incurred in the portfolios at a given confidence level (99%) and time horizon (one day).

Chapter 5.2 explains in more detail the risk measurement models used in BBVA Group, focused on internal models approved by the Bank of Spain for BBVA S.A. and BBVA Bancomer for the purpose of calculating the capital for positions in the trading portfolio. Both entities contribute around 80% of the market risk of the Group’s trading portfolio. For the rest of the geographical areas (South America and Compass), the calculation of capital for the risk positions in the trading portfolio is carried out using the standard model.

The analysis of the entity’s RWA structure shows that 3% corresponds to Market Risk.

(See Chapter 5 “Market risk in trading book activities”).

1.5.3.	Operational risk

Operational risk is defined as the one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters and suppliers). Operational risk management is integrated into the BBVA Group’s global risk management structure.

The analysis of the entity’s RWA structure shows that 9% corresponds to Operational Risk.

(See Chapter 6 “Operational Risk”).

1.5.4.	Structural risks

Below is a description of the different types of structural risk:

1.5.4.1.  Structural interest rate risk.

The aim of managing balance-sheet interest rate risk is to maintain the BBVA Group’s exposure to variations in interest rates at levels in line with its strategy and target risk profile.

Movements in interest rates lead to changes in a bank’s net interest income and book value, and constitute a key source of asset and liability interest-rate risk.

The extent of these impacts will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the different maturity and repricing terms of the assets and liabilities on the banking book and the off-balance-sheet positions.

A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while at the same time representing an opportunity to generate value. That is why the structural interest rate should be managed effectively and have a reasonable relation both to the bank’s capital base and the expected economic result. This function is handled by the Balance-Sheet Management unit, within the Financial Management area. Through the Asset and Liability Committee (ALCO) it is in charge of maximizing the Bank’s economic value, preserving the net interest income and collateraling the generation of recurrent earnings. In pursuance of this, the ALCO develops strategies based on its market expectations, within the risk profile defined by the BBVA Group’s management bodies and balance the expected results and the level of risk assumed. BBVA has a transfer pricing system that centralizes its interest-rate risk on ALCO’s books and helps to ensure that balance-sheet risk is being properly managed.

The corporate GRM area is responsible for controlling and monitoring structural interest-rate risk, acting as an independent unit to collateral that the risk management and control functions are properly segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. It constructs the asset and liability interest-rate risk measurements used by the Group’s management, as well as designing models and measurement systems and developing monitoring, information and control systems. At the same time, the Global Risk Management Committee (GRMC) carries out the function of risk control and analysis reporting to the main governing bodies, such as the Executive Committee and the Board of Director’s Risk Committee.

BBVA’s structural interest-rate risk management procedure has a sophisticated set of metrics and tools that enable its risk profile to be monitored precisely. This model is based on a carefully studied set of hypotheses which aim to characterize the behavior of the balance sheet exactly. The measurement of interest-rate risk includes probabilistic metrics, as well as a calculation of sensitivity to a parallel movement of +/- 100 basis points in the market curves.

There is regular measurement of the Bank’s earnings at risk (EaR) and economic capital, defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon.

The deviations are obtained by applying a method for simulating interest-rate curves that takes into account other sources of risk in addition to changes in direction, such as changes in the slope and curvature, as well as considering the diversification between currencies and business units. The model is subject to regular internal validation, which includes backtesting.

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Stress testing has become particularly important in recent years, so a greater emphasis has been placed on the analysis of extreme scenarios in a possible breakthrough in both current interest-rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by the Economic Research Department has been maintained.

1.5.4.2.  Structural exchange rate risk.

This risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment. The BBVA Group’s structural exchange-rate risk management aims to minimize the potential negative impact from fluctuations in exchange rates on the solvency ratios and on the contribution to earnings of international investments maintained on a permanent basis by the Group.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance of established risk limits, and reports regularly to the Global Risk Management Committee (GRMC), the Board of Directors’ Risks Committee and the Executive Committee, particularly in the case of deviation or tension in the levels of risk assumed.

The Balance Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main purpose of minimizing the effect of exchange-rate fluctuations on capital ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, adjusting transactions according to market expectations and hedging costs. The Balance-Sheet Management area carries out this work by ensuring that the Group’s risk profile is at all times adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the Global Risk Management area.

The corporate measurement model uses an exchange rate scenario simulation which, based on historical changes, quantifies possible changes in value for a given confidence interval and a pre-established time horizon, assessing the impacts in three management areas: in the capital ratio, equity and the Group’s income statement. The calculation of risk estimates takes into account the risk mitigation measures aimed at reducing the exchange-rate risk exposure. The diversification resulting from investments in different geographical areas is also considered.

In addition to monitoring in terms of exposure and sensitivity to the different currencies, risk control and management are based on probabilistic metrics that estimate maximum impacts for different confidence levels in each area, for which limits and alerts are set according to the tolerance levels established by the Group. Structural exchange-rate risk control is completed with the analysis of marginal contributions to currency risk, the diversification effects, the effectiveness of hedging, and scenario and stress analysis. This provides a complete overview of the Group’s exposure to this risk.

Below is a visual display of the changes in the main currencies that make up the Group’s structural exchange-rate risk and that explain the trends in the exposure and RWAs of foreign companies due to the effect of changing currency prices.

CHART 3: Trends in the main currencies comprising the Group’s exposure to structural exchange-rate risk

TABLE 5: Trends in the main currencies comprising the Group’s exposure to structural exchange-rate risk

Month	USD	VEF	TRY	MXN	PEN
dic-13	1.379	8.677	2.960	18.073	3.853
ene-14	1.352	15.354	3.074	18.161	3.813
feb-14	1.381	16.299	3.055	18.309	3.863
mar-14	1.379	14.753	2.969	18.015	3.872
abr-14	1.385	13.850	2.933	18.153	3.886
may-14	1.361	13.607	2.850	17.483	3.764
jun-14	1.366	14.477	2.897	17.712	3.813
jul-14	1.338	14.717	2.855	17.635	3.739
ago-14	1.319	15.166	2.851	17.266	3.751
sep-14	1.258	15.100	2.878	16.998	3.638
oct-14	1.252	15.029	2.777	16.871	3.661
nov-14	1.248	14.980	2.759	17.271	3.645
dic-14	1.214	14.569	2.832	17.868	3.614
Average Rate	1.321	14.825	2.894	17.645	3.755
Annual % change	-11.96%	67.90%	-4.34%	-1.13%	-6.20%

As can be seen above, the euro has depreciated in general against the rest of the currencies, except for the Venezuelan bolivar. This generates an increase in exposure and RWAs referenced to the USD, MXN, TRY and PEN and a notable reduction in exposures and RWAs with respect to the Venezuelan bolivar. The result is that in the standard credit risk the net final effect is a slight fall.

Finally, it should be noted that the specific capital requirements for exchange-rate risk have fallen by €48 million with respect to 2013 (from €780 million to €732 million, as can be seen in section 3.1 of this document).

This change has been the result of the fall in operating positions, mainly in Mexican pesos, dollars and Turkish lira, which have offset the increase in the Chinese yuan, as well as the greater market value of BBVA’s stake in CNCB.

1.5.4.3.  Structural risk in the equity portfolio.

The BBVA Group’s exposure to structural risk in the equity portfolio basically results from the holdings in industrial and financial companies, with medium/long-term investment horizons. It includes the holdings consolidated in the Group, although their variations in value have no immediate effect on equity in this case.

This exposure is mitigated through net short positions held in derivatives on their underlying assets, which are used to limit portfolio sensitivity to potential falls in prices.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets.

It also monitors the level of compliance with the limits set, according to the Risk Appetite and as authorized by the Executive Committee. It reports on these levels regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, particularly in the case of significant levels of risk assumed, in line with the current corporate policy.

The mechanisms of risk control and limitation hinge on the key aspects of exposure, earnings and economic capital. The structural equity risk management metrics designed by GRM according to the corporate model contribute to effective risk monitoring by estimating the sensitivity figures and the capital needed to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. To carry out a more in-depth analysis, stress tests and sensitivity analyses are carried out from time to time against different simulated scenarios, using both past crisis situations and forecasts by BBVA Research as the base. On a monthly basis, backtesting is carried out on the risk measurement model used.

1.5.5.	Liquidity risk.

Liquidity and funding risk management aims to ensure in the short term that a bank does not have any difficulties in duly meeting its payment commitments, and that it does not have to resort to funding under burdensome terms which may harm the bank’s image or reputation.

In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes. Management of structural funding and short-term liquidity is decentralized in BBVA Group.

Management of structural funding and liquidity within the BBVA Group is based on the principle of financial self-sufficiency of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few BBVA Group entities, which must act independently to meet their liquidity requirements in the markets where they operate. As regards liquidity and funding management, the BBVA Group is organized around eleven Liquidity Management Units (UGL) made up of the parent company and the banking subsidiaries in each geographical area, plus their dependent branches, even when these branches raise funding in different currencies.

One of the objectives of the BBVA Group’s principle of financial self-sufficiency of liquidity management in the subsidiaries is to ensure that price formation reflects the cost of liquidity correctly. That is why each entity holds explicit assets available for the management of liquidity at individual level, whether Banco Bilbao Vizcaya Argentaria S.A. or its subsidiaries.

The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is financed by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.8% of total consolidated assets and 0.5% of total consolidated liabilities as of December 31, 2014.

The BBVA Group’s policy for managing liquidity and funding risk is also the basis of the model’s robustness in terms of planning and integration of risk management into the budgeting process of each UGL, according to the appetite for funding risk it decides to assume in its business. In order to implement this principle of anticipation, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity balance. This framework of limits contributes to the planning of the joint evolutionary performance of:

•	The loan book, considering the types of assets and their degree of liquidity, a well as their validity as collateral in collateralized funding.

•	Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

•	The credit gap projection, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

•	Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as available-for-sale or held-to-maturity portfolios, and additionally on trading portfolios.

•	The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.

As a result of these funding needs, the BBVA Group plans in each UGL the target wholesale funding structure according to the tolerance set. Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and collateral that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

In practice, the execution of the principles of planning and self-funding at the different UGLs results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits. As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.

(See Chapter 9 “Liquidity and funding risk”).

1.6.	Risk protection and reduction policies. Supervision strategies and processes

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The Group applies a credit risk protection and mitigation policy deriving from its business model focused on relationship banking.

On this basis, the provision of collaterals may be a necessary instrument but one that is not sufficient when taking risks; this is because for the Group to assume risks, it needs to verify the payment or resource generation capacity to comply with repayment of the risk incurred under the agreed conditions.

This is carried out through a prudent risk management policy which involves analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit receiver, the provision of collaterals -in any of the generally accepted ways (monetary, collateral or personal collaterals and hedging)- appropriate to the risk borne, and lastly on the valuation of the recovery risk (the asset’s liquidity) of the collaterals received.

The procedures for the management and valuation of collateral are set out in the Internal Manuals on Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All collateral assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Trading book: The collaterals or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•	Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of collaterals, depending on counterparty solvency and the nature of the transaction.

•	Other financial assets and liabilities designated at fair value through profit or loss and available-for-sale financial assets: Collaterals or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These usually only have the counterparty’s personal collateral.

•	Loans and advances to customers: Most of these operations are backed by personal collaterals extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

•	Debt securities: Collaterals or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

2. Information on total eligible capital

Characteristics of the eligible capital

Amount of eligible capital

2.1. Characteristics of the eligible capital

For the purposes of calculating its minimum capital requirements, the Group considers the capital defined in the second part of chapter IV, section I of the Solvency Regulations to be Tier 2 capital. In addition, it considers the deductions to be those defined as such in section II of the above chapter. The distribution of the various component elements of capital and the deductions between basic capital and auxiliary capital are carried out in keeping with the provisions chapter II, sections I and III of the second part of the Solvency Regulations. In addition, the entity considers eligible capital to include the additional Tier 1 capital elements and instruments as defined in Article 51 of the Solvency Regulations, as well as its corresponding deductions under Article 56 as mentioned above.

In line with what is stipulated in the solvency regulation, capital essentially comprises:

•	Common equity: This is the Bank’s share capital.

•	Share premium.

•	Retained profits and undisclosed reserves: These are understood to be those produced and charged to profits when their balance is in credit and those amounts which, without being included on the income statement, must be booked in the “other reserves” account, in keeping with the provisions contained in the Accounting Circular. In application of Rules Eighteen and Fifty-one of the aforementioned Accounting Circular, exchange rate differences will also be classified as reserves. Likewise, valuation adjustments in the coverage of net investments in businesses abroad and the balance of the equity account which contains remuneration accrued on capital instruments will also be included in reserves.

•	Minority interests: The holdings representing minority interests, and corresponding to those ordinary shares in the companies belonging to the consolidated group that are fully paid up, excluding the part which is included in revaluation reserves and in valuation adjustments. Earnings net of dividends attributable to these shareholders are also included hereunder.

•	Net income for the year, referring to the perimeter of credit institutions and deducting the foreseeable amount corresponding to dividend payments.

Capital is, moreover, adjusted mainly through the following deductions:

•	Intangible assets and goodwill.

•	Loss carry-forwards (LCFs).

•	Valuation adjustments corresponding to the prudential valuation and debt valuation adjustment (DVA).

•	Shares or other securities eligible as capital that are held by any consolidated entity in the Group, as well as those held by entities in the economic group itself that are not consolidable.

•	Finance for third parties with the aim of acquiring shares or other securities eligible as bank capital of the financer or of other institutions in its consolidable group.

•	The outstanding debit balance of each of the total equity accounts that reflect valuation adjustments in available-for-sale financial assets and exchange-rate variations.

•	The valuation adjustments corresponding to defined-benefit plans.

•	Shortfall of provisions, if any, for the expected loss in positions calculated according to the model based on internal ratings, as well as the amount of securitizations that receive a risk weighting of 1.250%, as indicated by Article 36.1.k.ii of the CRR.

The application of some of the above deductions (mainly intangible assets and LCFs) shall be carried out gradually over a transition period of 5 years (phased in), as set out in the current regulation.

In addition, the Group includes as eligible capital the additional Tier 1 capital instruments defined in Article 51 of the Solvency Regulations:

•	Capital instruments, if they meet the conditions established under Article 52.1.

•	Issue premiums related to the instruments to which the above section refers.

Finally, the entity also includes additional capital as total eligible capital. This is largely made up of the following elements:

•	Subordinated debt received by the Group, understood as that which, for credit seniority purposes, comes behind all the common creditors. The issues, moreover, have to fulfill a number of conditions which are laid out in Article 63 of the Solvency Regulations.

•	The surplus resulting between the allowances for losses on risks related to exposures calculated as per the IRB method on the losses they are expected to incur, for the part that is below 0.6% of the risk-weighted exposures calculated according to this method.

It will also include the book balances of generic allowances referring to securitized exposures which have been excluded from the risk-weighted exposures calculation under the IRB method, for the part not exceeding 0.6% of the risk-weighted exposures that would have corresponded to these securitized exposures, had they not been excluded. There is no treatment defined for the surplus of allowances over expected loss in portfolios assessed under the IRB approach above the 0.6% limit.

Furthermore, the book balance for generic allowances for losses reached in keeping with the Accounting Circular and which corresponds to those portfolios to which the standardized approach is applied, for an amount up to 1.25% of the weighted risks that have been the basis for the coverage calculation, will also be considered eligible additional capital.

Generic allowances for losses for those securitized assets that have been excluded from the risk-weighted exposures under the standardized approach are also eligible up to a limit of 1.25% of the weighted risks that would have corresponded to them, had they not been excluded. The surplus over the 1.25% limit is deducted from exposure.

The table below presents the Group’s issues of other equity instruments and subordinated debt, which as explained above, form part of additional Tier 1 capital:

TABLE 6: Issues of preferred securities outstanding as of 31/Dec/2014

	Million euros
Preferred securities by issuers	2014	2013	2012
BBVA International Preferred, S.A.U. (*)	1,750	1,666	1,695
Unnim Group (**)	109	109	95
BBVA Capital Finance, S.A.U. (***)	25	29	32
Phoenix Loan Holdings, Inc.	20	15	16
BBVA International, Ltd. (***)	7	8	9

Total	1,910	1,827	1,847

Eligible limit (1)	1,470

(*)	Listed on the London and New York Stock Exchanges
(**)	Unnim Group: Issues prior to the acquisition by BBVA. The outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares completed in October 2012 is shown as of December 31, 2014.
(***)	Issues traded on the AIAF market in Spain. As of December 31, 2014, the outstanding balances of these issues correspond to the holders of preferred securities that in December 2011 did not take part in the exchange of those preferred securities issues for subordinated bonds.
(1)	Calculated based on article 486 of CRR

TABLE 7: Issues of subordinated debt as of 31/Dec/2014

Issues of subordinated debt outstanding as of 31/Dec/2014						Million euros
Issuer company and issue date	Currency	Issue date	Maturity date	Eligibility	Current balance	Balance Eligible
Issues in euros
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
	EUR	Jul-96	12/22/2016	YES	27	6
	EUR	Jul-08	7/4/2023	YES	100	100
	EUR	Feb-07	2/16/2022	NO	253	255
	EUR	Mar-08	3/3/2033	NO	125	125
	EUR	Several issues	Several	YES		68
	EUR	Several issues	Several	NO	315	112

Subtotal	EUR				820	665

BBVA GLOBAL FINANCE LTD.
	EUR	Jul-99	10/16/2015	YES	58	0
	EUR	Oct-01	10/10/2016	YES	10	2
	EUR	Oct-01	10/15/2016	YES	46	9
	EUR	Nov-01	11/2/2016	YES	53	11
	EUR	Dec-01	12/20/2016	YES	56	11

Subtotal	EUR				223	33

BBVA Subordinated Capital Finance SAU
	EUR	Jul-08	7/22/2018	YES	20	12
	EUR	May-08	5/19/2023	YES	50	50
	EUR	Oct-05	10/13/2020	NO	96	99
	EUR	Apr-07	4/4/2022	YES	66	68
	EUR	Apr-14	4/11/2024	YES	1485	1,480

Subtotal	EUR				1,717	1,709

Total issues in euros					2,760

Issues in foreign currency
BBVA GLOBAL FINANCE LTD.	USD	Dec-95	12/1/2025	YES	165	160

Subtotal	USD				165	160

BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CLP	Several issues	Several	NO	578	519

Subtotal	CLP				578	519

BBVA BANCOMER	USD	Mar-11	3/10/2021	NO	1031	1030
	USD	Apr-10	4/22/2020	NO	825	824
	USD	Jul-12	9/30/2022	NO	825	824
	USD	Sep-12	9/30/2022	NO	413	412
	USD	May-07	5/17/2022	NO	413	412
	USD	Nov-14	11/12/2029	NO	165	165

Subtotal	USD				3,672	3,665

	MXN	Dec-08	11/26/2020	NO	160	160

Subtotal	MXN				160	160

Texas Regional Statutory Trust I	USD	Feb-04	3/17/2034	NO	41	41

Subtotal	USD				41	41

State National Capital Trust I	USD	Jul-03	9/30/2033	NO	12	12

Subtotal	USD				12	12

State National Statutory Trust II	USD	Mar-04	3/17/2034	NO	8	8
Subtotal	USD				8	8
Texasbanc Capital Trust I	USD	Jul-04	7/23/2034	NO	21	21

Subtotal	USD				21	21

BBVA COMPASS BANCSHARES, INC.	USD	Mar-05	4/1/2020	NO	182	188
	USD	Mar-06	4/1/2026	NO	56	59
	USD	Sep-07	10/1/2017	NO	288	115

Subtotal	USD				526	361

BBVA COLOMBIA, S.A.	COP	Sep-11	9/19/2018	NO	35	21
	COP	Sep-11	9/19/2021	NO	36	36
	COP	Sep-11	9/19/2026	NO	54	54
	COP	Feb-13	2/19/2023	NO	69	69
	COP	Feb-13	2/19/2028	NO	57	57
	COP	Nov-14	11/26/2034	NO	55	55
	COP	Nov-14	11/26/2029	NO	31	31

Subtotal	COP				337	323

BANCO CONTINENTAL, S.A.	USD	Dec-06	15-02-17	NO	25	25
	USD	May-07	14-05-27	NO	17	16
	USD	Sep-07	24-09-17	NO	16	16
	USD	Feb-08	28-02-28	NO	17	16
	USD	Jun-08	15-06-18	NO	25	25
	USD	Nov-08	15-02-19	NO	17	16
	USD	Oct-10	07-10-40	NO	165	165
	USD	Oct-13	08-10-28	NO	37	37
	USD	Sep-14	22-09-29	YES	246	247

Subtotal	USD				565	564

	PEN	May-07	07-05-22	NO	11	11
	PEN	Jun-07	18-06-32	NO	19	15
	PEN	Nov-07	19-11-32	NO	17	14
	PEN	Jul-08	08-07-23	NO	15	12
	PEN	Sep-08	09-09-23	NO	16	14
	PEN	Dec-08	15-12-33	NO	10	8

Subtotal	PEN				88	75

BBVA Paraguay, S.A.	USD	Nov-14	11/5/2021	NO	16	16

Subtotal	USD				16	16

BBVA URUGUAY S.A.	USD	Dec-14	12/19/2024	NO	12	12

Subtotal	USD				12	12

Total issues in other currencies (million euros)					6201

Total						8,961

Total balance eligible as fully-loaded						2,224

TABLE 8: Issues of Contingent Convertible Bonds as of 31/Dec/2014

Issues of Contingent Convertible Bonds outstanding as of 31/Dec/2014
Issuer company	Currency	Issue date	December 2014
Issues in euros
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
	USD	May-13	1,235
	EUR	Feb-14	1,500

Subtotal			2,735

Total			2,735

2.2.	Amount of capital

The accompanying table shows the amount of eligible capital, net of deductions, of the different elements comprising the capital base:

TABLE 9: Amount of capital

Million euros	Eligible Capital
Eligible capital resources	2014	2013 (1)
Capital	3,024	2,835
Share Premium	23,992	22,111
Reserves	17,211	15,880
Minority interests	1,526	2,069
Deductions	-11,478	-8,535
-Goodwill and intangible assets	-8,738	-8,034
-Treasury stock	-350	-66
-Fin. treasury stock	-124	-171
- DTAs for loss carryforwards	-1,196	—
- Securitizations tranches at 1250%	-158	—
- Expected losses in equity	-44	—
- Financial investments < 10%	-67	—
- OCI Pensions	-395	-264
- Other deductionts	-408	—
Other (3)	155	—
Net attrib. profit and interim and final Group dividends	1,871	1,464
Other temporary adjustments CET1	5,171	—
Other temporary adjustments CET1 (minority interests)	360	—

Common Equity Tier 1	41,832	35,824

Eligible capital resources AT1	2,735	1,088
Preferred securities eligible as Tier 1	1,469	1,817
Other temporary adjustments Tier 1	-4,205	—
50% Tier 1 deductions	0	-786

Additional Tier 1	41,832	37,944

Subordinated debt eligible as T2	2,224	1,866
Eligible subordinated debt issued by subsidiaries	3,700	—
Grandfathering T1 instruments eligible as T2	1,917	—
Temporary adjustments eligible subordinated debt	1,823	—
Grandfathering adjustments Tier 1 instruments	-1,470	—
50% Tier 2 deductions (2)	0	-726
Surplus on generic provisions	2,793	2,589

Tier 2	10,986	3,729

TOTAL	52,818	41,672

CET1 (phased-in)	11.9%	11.1%
CET1 (fully-loaded)	10.4%	11.1%
TIER I (phased-in)	11.9%	11.7%
TIER II (phased-in)	3.1%	1.2%
RWAs (phased-in)	350,802	323,774
RWAs (fully-loaded)	350,608	323,774

(1)	Under BIS II (Bank of Spain criterion)
(2)	The 50% Tier 2 deductions are net of the capital gains of the available-for-sale portfolio.
(3)	Includes valuation adjustments of portfolio and treasury stock

The variations in 2014 in the amounts of Tier 1 capital in the above table are basically due to the cumulative earnings to December net of dividends, the capital increase carried out during the year and the new issue of perpetual contingent convertibles. This increase is partially offset by the new deductions that took effect starting January 1, 2014 and the lower level of eligibility of certain elements (minority holdings, preference shares).

In Tier 2 capital the increase is mainly due to the variations in other subordinated liabilities due to current regulatory changes (Article 88 of the CRR), which calculate as Tier 2 the capital flow from subsidiaries, as well as the surplus due to excess Tier 2 at local level (phased in at 20%). In addition, as reflected in Table 8, the full compliance subordinate debt issue for €1.5 billion carried out in 2014 has helped improve the Group’s capital position.

In the minimum eligible capital, the increase is due mainly to the different criteria applied in calculating requirements according to the CRR (new requirements such as, for example, the credit valuation adjustment (CVA), deferred tax assets or the part of significant holdings in financial institutions that is not deducted, etc.) and increased activity in the Group’s units, mainly outside Europe.

The process followed is shown below, according to the recommendations issued by the EBA and in line with the exercise of transparency conducted by the Bank. Based on the shareholders’ equity reported in the Group’s Annual Consolidated Financial Statements and by applying the deductions and adjustments shown in the table below, the regulatory capital figure for solvency purposes is arrived at:

TABLE 10: Reconciliation of shareholders’ equity with regulatory capital

	12/31/2014	12/31/2013
(millions of euros) Eligible capital resources	Reconciliation of shareholders’ equity with regulatory capital	Reconciliation of shareholders’ equity with regulatory capital
Capital	3,024	2,835
Share premium	23,993	22,111
Reserves	20,936	19,908
Other equity instruments	67	59
Own shares in portfolio	-350	-66
Attributed net income	2,618	2,228
Attributed dividend	-841	-765

Total shareholders’ funds (public balance sheet)	49,447	46,310

Valuation adjustments	-348	-3,831
Minority interests	2,511	2,371

Total equity (public balance sheet)	51,610	44,850

Shares and other eligible preferred securities	4,205	2,905

Goodwill and other intangible assets	-1,748	-7,834
Fin. treasury stock	-124	-171

Deductions	-1,872	-8,005

Valuation adjustments not eligible as basic capital	-3,567	-854
Capital gains from the Sovereign AFS fixed-income portfolio	-2,713	-780
Capital gains from the AFS equity portfolio	-854	-72
Exchange-rate variations non-current assets held for sale	0	-3
Valuation adjustments not eligible as basic capital (minority interests)	-140	-233
Minority interests valuation adjustments	-14	-115
Difference between accounting vs estimated interim dividend	-126	-118

Equity not eligible at solvency level	-3,707	-1,087

Other adjustments	-1,414	67

Tier 1 (before deductions)	48,822	38,730

(-) Tier 1 deductions	-6,990	-786

Tier 1	41,832	37,944

3. Information on capital requirements

A breakdown of minimum capital requirements by risk type

Procedure employed in the internal capital adequacy assessment process

3.1. A breakdown of minimum capital requirements by risk type

Below is the total of capital requirements broken down by risk type as of December 31, 2014 and 2013.

The total amount for credit risk includes the positions in securitizations (standardized and advanced approach) and equity portfolio.

CHART 4: Capital requirements by risk type

As can be seen, the main risk for the Group continues to be Credit, followed by Operational Risk. A new point is credit valuation adjustment risk arising from derivatives, as established by the CRR, accounts for 1% of total requirements.

TABLE 11: Capital requirements by risk type

(millions of euros)	Capital Amount
Exposure categories and risk types	2014
Credit risk	14,194

Central governments or central banks	2,388
Regional governments or local authorities	264
Public sector entities	107
Multilateral Development Banks	2
Institutions	211
Corporates	5,314
Retail	2,458
Secured by mortgages on immovable property	1,581
Exposures in default	436
Items associated with particularly high risk	12
Covered bonds	10
Short-term claims on institutions and corporate	34
Collective investments undertakings (CIU)	1
Other exposures	1,378

Securitized positions	85

Securitized positions	85

Total credit risk by the standardized approach	14,279

Credit risk	7,589

Central governments or central banks	30
Institutions	994
Corporates	4,880
Retail	1,685
Of which: Secured by real estate collateral	834
Of which: Qualifying revolving retail	576
Of which: Other retail assets	275

Equity	1,749

By method:
Of which: Simple Method	787
Of which: PD/LGD Method	833
Of which: Internal Models	129

By nature:
Of which: Exchange-traded equity instruments	822
Of which: Non-trading equity instruments in sufficiently diversified portfolios	927

Securitized positions	57

Total credit risk by the advanced measurement approach	9,395

TOTAL CREDIT RISK	23,674

Standardized:	234
Of which: Price Risk from fixed-income positions	202
Of which: Price risk for securitizations	2
Of which: Correlation price risk	6
Of which: Price Risk from equity portfolios	24
Advanced: Market Risk	712

TOTAL TRADING-BOOK ACTIVITY RISK	946

EXCHANGE RATE RISK (STANDARDIZED APPROACH)	732

RISK DUE TO CVA ADJUSTMENT	360

OPERATIONAL RISK	2,352

CAPITAL REQUIREMENTS	28,064

(millions of euros)	Capital Amount
Exposure categories and risk types	2013
Credit risk	13,295

Central governments or central banks	1,489
Regional governments or local authorities	164
Public sector entities	112
Multilateral Development Banks	1
Institutions	342
Corporates	5,197
Retail	2,586
Secured by mortgages on immovable property	1,549
Exposures in default	728
Items associated with particularly high risk	93
Covered bonds	15
Short-term claims on institutions and corporate	18
Collective investments undertakings (CIU)	21
Other exposures	981

Securitized positions	138

Securitized positions	138

Total credit risk by the standardized approach	13,433

Credit risk	7,376

Central governments or central banks	17
Institutions	992
Corporates	4,488
Retail	1,879
Of which: Secured by real estate collateral	1,018
Of which: Qualifying revolving retail	612
Of which: Other retail assets	249

Equity	1,079

By method:
Of which: Simple Method	151
Of which: PD/LGD Method	821
Of which: Internal Models	107
By nature:
Of which: Exchange-traded equity instruments	670
Of which: Non-trading equity instruments in sufficiently diversified portfolios	408

Securitized positions	95

Total credit risk by the advanced measurement approach	8,550

TOTAL CREDIT RISK	21,983

Standardized:	224
Of which: Price Risk from fixed-income positions	190
Of which: Correlation price risk	12
Of which: Price Risk from equity portfolios	22
Advanced: Market Risk	616

TOTAL TRADING-BOOK ACTIVITY RISK	840

EXCHANGE RATE RISK (STANDARDIZED APPROACH)	780

OPERATIONAL RISK	2,421

OTHER CAPITAL REQUIREMENTS	-122

CAPITAL REQUIREMENTS	25,902

Below is a breakdown of the amount (in terms of original exposure, EAD and RWAs) of the above table that would correspond to counterparty risk:

TABLE 12: Positions subject to counterparty risk in terms of EO, EAD and RWAs

(millions of euros) Exposure categories and risk types	2014
	Securities financing transactions			Derivatives and transactions with deferred settlement			From contractual netting between products
	EO	EAD	RWAs	EO	EAD	RWAs	EO	EAD	RWAs
Central governments or central banks	9,278	6,616	133	46	46	19	510	177	5
Regional governments or local authorities	—	—	—	42	42	8	61	61	12
Public sector entities	—	—	—	—	—	—	—	—	—
Multilateral Development Banks	—	—	—	—	—	—	—	—	—
Institutions	658	644	163	3,507	3,507	286	1,598	1,591	470
Corporates	36	32	32	1,190	1,190	1,187	947	947	946
Retail	1	0	0	95	95	70	11	11	7
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	0	0	0	3	3	4
Items associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	34	34	34	—	—	—	—	—	—
Collective investments undertakings (CIU)	105	31	6	0	0	0	—	—	—
Other exposures	0	0	—	48	48	0	0	0	0

Total credit risk by the standardized approach	10,112	7,357	369	4,927	4,927	1,570	3,130	2,791	1,444

Central governments or central banks	—	—	—	3	3	0	24	24	5
Institutions	54,922	54,922	1,096	1,743	1,743	619	12,714	12,714	1,466
Corporates	1,917	1,917	70	763	763	564	3,251	3,251	2,305
Retail	—	—	—	2	2	1	5	5	3
Of which: Secured by real estate collateral	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving retail	—	—	—	—	—	—	—	—	—
Of which: Other retail assets	—	—	—	2	2	1	5	5	3

Total credit risk by the advanced measurement approach	56,839	56,839	1,165	2,510	2,510	1,184	15,994	15,994	3,779

TOTAL CREDIT RISK	66,951	64,196	1,535	7,438	7,438	2,754	19,124	18,785	5,223

The amounts shown in the table above on credit risk include the counterparty risk in trading-book activity as shown below:

TABLE 13: Amounts of counterparty risk in the trading book

(millions of euros) Counterparty Risk Trading Book Activities	Capital amount
	2014	2013
Standardized Approach	233	203
Advanced Measurement Approach	391	433

Total	624	636

*	Also includes requirements related to securities financing transactions

The Group currently has a totally residual amount of capital requirements for trading-book activity liquidation risk.

3.2. Procedure used in the internal capital adequacy assessment process

To comply with the requirement of Pillar II of the Basel Accord, BBVA carries out the internal capital adequacy assessment process in accordance with Bank of Spain guidelines. The Group’s budgeting process is where it makes the calculations both for economic capital at risk allocated by the different business areas and for the regulatory capital base.

Economic capital is calculated by internal models that collect the historical data existing in the Group and calculate the capital necessary for pursuit of the activity adjusted for risks inherent to it. These calculations include additional risks to those contemplated in regulatory Pillar I.

The following points are assessed within the internal capital adequacy assessment process:

•	Systems of risk governance, management and control: Review of the corporate risk management culture, Internal Audit and capital governance. The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

•	The Group’s risk profile: Measurement of the risks (including credit, operational, market, liquidity and other asset and liability risks) and quantification of the capital necessary to cover them. The analysis and valuation of the Bank’s risk profile is supported by a description of the current situation and projections by type of risk described. The valuation is supported by both quantitative data and qualitative factors.

•	Capital target: Capital distribution between the Group’s companies and the targets set for it. The capital management policies designed to comply with these objectives include: regular estimates of capital needs; continuous management of the capital structure; and concentration of the capital surpluses in the Group’s parent.

•	Capital planning: A projection is made of the Group’s capital base and that of the parent company and its main subsidiaries for the next three years and capital sufficiency is analyzed in accordance with the regulatory requirements and objectives set by the Bank at the end of the period.

Furthermore, a stress test is performed using a scenario in which macroeconomic values are estimated for an environment of greater economic downturn than the one budgeted, as determined by BBVA Research, and the consequences of this on the Group’s activity (increased NPA, lower activity levels, higher volatility in the financial markets, falls in the stock market, operating losses, liquidity crises, etc.) and its impact on the capital base (earnings, reserves, capacity to issue equity instruments, allowances, risk-weighted assets, etc.).

Estimations are also made on the possible cyclical nature of the models used. The stress scenarios cover recession situations in sufficiently long periods (20-30 years). Finally, backtesting is carried out on the data presented for the previous year.

•	Future action program: If the conclusions of the report so require, corrective actions are programmed that enable the Bank’s equity situation to be optimized in view of the risks analyzed. The main programs for future action are focused on models of: credit risk, operational risk, market risk, real-estate risk and integration in management.

This process concludes with a document which is made available to the supervisor every year, for supervision of the targets and the action plan presented, enabling a dialog to be set up between the Supervisor and the Group concerning capital and solvency. At the same time, with the entry of the new single supervision mechanism on November 4, BBVA Group will also submit the 2014 report to the ECB to collateral that the new supervisor can incorporate it as an additional element for dialog with the entity.

4. Credit risk

Definitions and accounting methodologies

•	Definitions of non-performing assets and impaired positions

•	Methods for determining value adjustments for impairment of assets and provisions

•	Criteria for removing or maintaining assets subject to securitization on the balance sheet

•	Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

•	Key hypothesis for valuing risks and benefits retained on securitized assets

Information on credit risks

•	Exposure to credit risk

•	Average value of the exposures throughout 2014 and 2013

•	Distribution by geographical area

•	Distribution by sector

•	Distribution by residual maturity

•	Value adjustments for impairment losses and allowances for contingent risks and commitments

•	Total impairment losses for the period

Information on Counterparty Risk

•	Policy on managing counterparty risk

•	Amounts of counterparty risk

Information on the standardized approach

•	Information from external rating agencies

•	Assignment of the credit ratings of public share issues

•	Exposure values before and after the application of credit risk mitigation techniques

Information on the IRB method

•	General information

•	Exposure values by category and obligor grade

•	Comparative analysis of the estimates made

•	Weightings of specialized lending exposures

•	Risk weightings of equity exposures

Information on securitizations

•	General characteristics of securitizations

•	Risk transfer in securitization activities

•	Investment or retained securitizations

•	Originated securitizations

Information on Credit Risk mitigation techniques

•	Hedging based on netting operations on and off the balance sheet

•	Hedging based on collaterals

•	Hedging based on personal collaterals

•	Risk concentration

RWA density by geographical area

4.1.	Definitions and accounting methodologies

4.1.1.	Definitions of non-performing assets and impaired positions

The classification of financial assets impaired for reasons of customer default is done in an objective way and on an individual basis according to the following criterion:

•	The total amount of debt instruments, irrespective of the holder and the collateral involved, with an amount past due for more than ninety days for principal, interest or contractually agreed expenses, unless they should be classified directly as write-offs.

•	Contingent liabilities in which the collaterald party has incurred default. Debt instruments classified as impaired through the accumulation of balances in default for an amount exceeding 25% of the overall amounts pending collection.

Classification of financial assets impaired for reasons other than customer default is done individually for all risks whose individual amount is significant and for which there is a reasonable doubt about their total reimbursement under the terms and conditions agreed by contract, since they show objective evidence of impairment that negatively affects the cash flows expected from a financial instrument. Objective evidence of impairment of a financial asset or group of financial assets includes observable data about the following aspects:

•	Significant financial difficulties on the part of the obligor.

•	Continued delays in payment of interest or principal.

•	Refinancing for the counterparty’s lending conditions.

•	Bankruptcy and other types of reorganization/winding-up is likely.

•	Disappearance of a financial asset from an active market due to financial difficulties.

•	Observable data that suggest a reduction in future flows since the initial recognition, such as:

a.	Adverse changes in the counterparty’s payment status (delays in payments, drawdowns on credit cards up to the limit, etc.).

b.	Domestic or local economic conditions correlated with default (unemployment, fall in property prices, etc.).

Write-off risks are those debt instruments whose recovery is deemed remote and should be classified as final write-offs.

4.1.2.	Methods for determining value adjustments for impairment of assets and provisions

The impairment on financial assets is calculated by type of instrument and other circumstances that may affect it, taking into account the collaterals received by the holders of the instruments to assure (fully or partially) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records provisions made to cover estimated losses on their full value.

The amount of the deterioration of debt instruments valued at their amortized cost is calculated by whether the impairment losses are determined individually or collectively.

4.1.2.1.	Impairment losses determined individually

The amount of impairment losses recorded by these instruments coincides with the positive difference between their respective book values and the present values of future cash flows. These cash flows are discounted at the instrument’s original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows. The estimation of future cash flows for debt instruments considers the following:

•	All sums expected to be recovered during the remaining life of the instrument, including those that may arise from collateral and credit enhancements, if any (once deduction has been made of the costs required for their foreclosure and subsequent sale). Impairment losses include an estimate of the possibility of collecting of the accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances under which the collections will foreseeably take place

With respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired when:

•	There is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	Country-risk materializes, understood as the common risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk, such as sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has developed policies, methods and procedures to calculate the losses that it may incur as a result of its credit risks, whether attributable to the insolvency of counterparties or to country risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover the estimated losses.

4.1.2.2.	Impairment losses determined collectively

The collectively determined losses are deemed to be equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

Through statistical procedures using its historical experience and other specific information, the Group calculates the losses that, having occurred on the date of preparation of the accompanying consolidated financial statements, will become clear individually after the date the information is presented.

Quantification of losses incurred takes into account three basic factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

•	Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the collaterals or collateral associated with the operation.

To calculate the LGD at each date in the balance sheet, the cash flows from the sale of collateral are estimated by calculating its sale price (in the case of real-estate collateral, the reduction it may have suffered in value is taken into account) and its cost. In the event of default, the property right is acquired contractually at the end of the foreclosure process or when the assets of borrowers in difficulty are purchased, and this right is recognized in the financial statements. After the initial recognition, these assets classified as “Non-current assets held for sale” or “Inventory” (see Notes 2.2.4 and 2.2.6 to the Group’s Annual Consolidated Financial Statements) are valued by the fair value corrected for the estimated cost of their sale or their book value, whichever is lower.

As of December 31, 2014, the results of estimated losses incurred for credit risk yielded by the Group’s internal models do not differ materially from the provisions determined in accordance with Bank of Spain requirements.

4.1.2.3.	Methods used for provisioning for contingent exposures and commitments

Non-performing contingent exposures and commitments, except for letters of credit and other collaterals, are to be provisioned for an amount equal to the estimation of the sums expected to be disbursed that are deemed to be non-recoverable, applying criteria of valuation prudence. When calculating the provisions, criteria similar to those established for non-performing assets for reasons other than customer default are applied.

In any event, letters of credit and other collaterals provided which are classified as non-performing will be covered by applying similar criteria to those set out in the preceding section on value adjustments for impairment of assets.

Likewise, the inherent loss associated with letters of credit and other collaterals provided that are in force and not impaired is covered by applying similar criteria to those set out in the preceding section on impairment losses determined collectively.

4.1.3.	Criteria for removing or maintaining assets subject to securitization on the balance sheet

The accounting procedure for the transfer of financial assets depends on the manner in which the risks and benefits associated with securitized assets are transferred to third parties.

Financial assets are only removed from the consolidated balance sheet when the cash flows they generate have dried up or when their implicit risks and benefits have been substantially transferred out to third parties.

Group is considered to substantially transfer the risks and benefits when these account for the majority of the overall risks and benefits of the securitized assets.

When the risks and benefits of transferred assets are substantially conveyed to third parties, the financial asset transferred is removed from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

In many situations, it is clear whether the entity has substantially transferred all the risks and benefits associated with the transfer of an asset or not. However, when it is not sufficiently clear if the transfer took place or not, the entity evaluates its exposure before and after the transfer by comparing the variation in the amounts and the calendar of the net cash flows of the transferred asset. Therefore, if the exposure to the variation in the current value of the net cash flows of the financial asset does not significantly change as a result of the transfer, it is understood that the entity has not substantially transferred all the risks and benefits associated with the ownership of the asset.

When the risks and/or benefits associated with the financial asset transferred are substantially retained, the asset transferred is not removed from the consolidated balance sheet and continues to be valued according to the same criteria applied prior to the transfer.

In the specific case of securitization funds to which Group institutions transfer their loan-books, existing contractual rights other than voting rights are to be considered with a view to analyzing their possible consolidation. It is also necessary to consider the design and purpose of each fund, as well as the following factors, among others:

•	Evidence of the practical ability to direct the relevant activities of the funds according to the specific needs of the business (including the decisions that may arise in particular circumstances only).

•	Possible existence of special relationships with the funds.

•	The Group’s implicit or explicit commitments to back the funds.

•	Whether the Group has the capacity to use its power over the funds to influence the amount of the returns to which it is exposed.

Thus, there are cases where the Group is highly exposed to the existing variable returns and retains decision-making powers over the institution, either directly or through an agent. In these cases, the securitization funds are consolidated with the Group.

4.1.4.	Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

In order for the Group to recognize the result generated on the sale of financial instruments, the sale has to involve the corresponding removal from the accounts, which requires the fulfillment of the requirements governing the substantial transfer of risks and benefits as described in the preceding point. The result will be reflected on the income statement, and calculated as the difference between the book value and the net value received, including any new additional assets obtained minus any liabilities assumed.

When the amount of the financial asset transferred matches the total amount of the original financial asset, the new financial assets, financial liabilities and liabilities for the provision of services, as appropriate, that are generated as a result of the transfer will be recorded according to their fair value.

4.1.5.	Key hypothesis for valuing risks and benefits retained on securitized assets

The Group considers that a substantial withholding is made of the risks and benefits of securitizations when the subordinated bonds of issues are kept and/or it grants subordinated finance to the securitization funds that mean substantially retaining the credit losses expected from the loans transferred.

The Group currently has traditional securitizations only, and no synthetic securitizations.

4.2.	Information on credit risks

4.2.1.	Exposure to credit risk

Pursuant to Article 5 of the Solvency Regulations, with respect to the capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s memorandum accounts involving credit risk and not deducted from the Group’s eligible capital. Accordingly, inclusion is made mainly of customer lending items, with their corresponding undrawn balances, letters of credit and collaterals, debt securities and capital instruments, cash and deposits in central banks and credit institutions, assets purchased or sold under a repurchase agreement (asset and liability repos), financial derivatives and fixed assets.

Below is a presentation of the balance of the original exposure and the allowances under the advanced measurement and standardized approaches as of December 31, 2014 and 2013. In accordance with Article 444 e) of the Solvency Regulations, only the exposure net of allowances is presented for those exposures calculated under the standardized approach.

TABLE 14: Exposure to credit risk

								31/12/2014
				Exposure after applying conversion factors
(millions of euros) Category of exposure	Original exposure (1)	Provisions (2)	Exposure Net of provisions (3)	On-balance-sheet exposure after mitigation techniques	Off-balance-sheet exposure after mitigation techniques	Fully Adjusted Value of the exposure	Average CCF	EAD
Central governments or central banks	103,926	-18	103,909	106,406	2,498	108,904	51%	107,683
Regional governments or local authorities	7,482	-15	7,467	7,236	151	7,387	55%	7,320
Public sector entities	5,524	-29	5,496	2,181	918	3,099	38%	2,532
Multilateral Development banks	93	0	93	92	0	93	0%	92
International organizations	16	0	16	16	0	16	2%	16
Institutions	20,366	-22	20,344	10,337	10,040	20,377	11%	11,461
Corporates	107,908	-163	107,744	59,464	42,678	102,143	28%	71,340
Retail	59,973	-467	59,506	40,604	16,581	57,185	16%	43,338
Secured by mortgages on immovable property	54,500	-353	54,147	51,750	732	52,482	49%	52,109
Exposures in default	9,311	-3,440	5,870	5,181	63	5,244	68%	5,224
Items associated with particularly high risk	380	-31	349	174	35	208	7%	176
Covered bonds	605	0	605	605	0	605	0%	605
Short-term claims on institutions and corporate	2,063	0	2,063	1,834	0	1,834	0%	1,834
Collective investments undertakings (CIU)	124	0	124	46	4	51	92%	50
Other exposures	27,105	-84	27,020	30,801	667	31,468	79%	31,329

TOTAL STANDARDIZED APPROACH	399,375	-4,621	394,754	316,727	74,369	391,096		335,110

Central governments or central banks	3,001	-4	N/A	4,153	749	4,902	50%	4,529
Institutions	112,235	-78	N/A	105,642	6,338	111,981	61%	109,494
Corporates	130,154	-6,711	N/A	75,120	53,389	128,508	52%	102,682
Retail	96,276	-1,620	N/A	83,698	12,577	96,276	5%	86,866
Of which: Secured by real estate collateral	70,113	-721	N/A	69,880	233	70,113	10%	69,892
Of which: Qualifying revolving retail	17,943	-516	N/A	6,377	11,566	17,943	24%	9,134
Of which: Other retail assets	8,219	-384	N/A	7,441	778	8,219	51%	7,839

TOTAL ADVANCED MEASUREMENT APPROACH	341,667	-8,413		268,613	73,054	341,667		303,570

TOTAL CREDIT RISK DILUTION AND DELIVERY	741,042	-13,034	394,754	585,340	147,423	732,762	—	638,680

Securitized positions	3,765	-38	2,705	3,747	0	3,747	0%	3,747
Standardized Approach	2,723	-18	2,705	2,705	0	2,705	0%	2,705
Advanced Measurement Approach	1,042	-21	N/A	1,042	0	1,042	0%	1,042
Equity	10,696	-61	N/A	10,442	0	10,442	0%	10,696
Simple Method	3,980	-40	N/A	3,980	0	3,980	0%	3,980
Non-trading equity instruments in sufficiently diversified portfolios	3,712	-34	N/A	3,712	0	3,712	0%	3,712
Exchange-traded equity instruments	268	-6	N/A	268	0	268	0%	268
PD/LGD Method	6,462	0	N/A	6,462	0	6,462	0%	6,462
Internal Models	254	-21	N/A	0	0	0	0%	254

TOTAL CREDIT RISK	755,503	-13,134	397,459	599,529	147,423	746,952	—	653,124

Notes

(1)	Gross exposure prior to the application of risk mitigation techniques.
(2)	Includes provisions for impairment of financial and non-financial assets and other valuation adjustments, with the exception of the generic provision included in the capital base as more additional capital, as per solvency regulations
(3)	Exposures are adjusted solely by provisions in the case of exposures by the standardized approach.

								12/31/2013
				Exposure after applying conversion factors
(millions of euros) Category of exposure	Original exposure (1)	Provisions (2)	Exposure Net of provisions (3)	On-balance-sheet exposure after mitigation techniques	Off-balance-sheet exposure after mitigation techniques	Fully Adjusted Value of the exposure	Average CCF	EAD
Central governments or central banks	93,548	-47	93,502	87,386	5,664	93,050	41%	89,724
Regional governments or local authorities	9,195	0	9,195	6,500	347	6,847	47%	6,663
Public sector entities	4,486	0	4,486	3,511	1,318	4,829	36%	3,980
Multilateral Development Banks	50	0	50	50	0	50	0%	50
International organizations	8	0	8	8	0	8	1%	8
Institutions	20,702	-12	20,690	10,606	9,728	20,334	42%	14,713
Corporates	93,305	-806	92,499	55,710	31,152	86,862	36%	66,969
Retail	60,395	-67	60,328	41,141	16,205	57,346	14%	43,372
Secured by mortgages on immovable property	51,916	-115	51,801	49,670	795	50,465	48%	50,050
Exposures in default	14,836	-4,163	10,674	8,657	71	8,728	25%	8,675
Items associated with particularly high risk	1,133	-16	1,118	877	53	930	1%	878
Covered bonds	911	0	911	911	0	911	0%	911
Short-term claims on institutions and corporate	663	0	663	663	0	663	0%	663
Collective investments undertakings (CIU)	816	0	816	253	8	261	100%	261
Other exposures	22,210	-98	22,112	26,860	735	27,595	38%	27,139

TOTAL STANDARDIZED APPROACH	374,175	-5,323	368,852	292,804	66,075	358,879		314,055

Central governments or central banks	1,581	-2	—	2,707	808	3,515	50%	3,115
Institutions	89,458	-76	—	80,993	8,161	89,155	56%	85,558
Corporates	114,333	-6,717	—	63,196	49,507	112,703	53%	89,644
Retail	96,037	-1,566	—	84,850	11,186	96,036	26%	86,750
Of which: Secured by real estate collateral	72,829	-676	—	72,446	383	72,829	6%	72,470
Of which: Qualifying revolving retail	17,160	-532	—	6,544	10,616	17,160	26%	9,273
Of which: Other retail assets	6,048	-357	—	5,860	187	6,047	56%	5,006

TOTAL ADVANCED MEASUREMENT APPROACH	301,409	-8,362	0	231,746	69,662	301,407		265,066

TOTAL CREDIT RISK DILUTION AND DELIVERY	675,584	-13,685	368,852	524,550	135,737	660,287	—	579,122

Securitized positions	5,730	-66	4,783	5,692	0	5,692	0%	5,619
Standardized Approach	4,820	-37	4,783	4,783	—	4,783	0%	4,710
Advanced Measurement Approach	910	-28		910	—	910	0%	910
Equity	8,818	-128	—	8,443	—	8,443	0%	8,818
Simple Method	830	-63	—	830	—	830	0%	830
Non-trading equity instruments in sufficiently diversified portfolios	620	-59	—	620	—	620	0%	620
Exchange-traded equity instruments	209	-5	—	209	—	209	0%	209
PD/LGD Method	7,613	0	—	7,613	—	7,613	0%	7,613
Internal Models	375	-65	—	0	—	0	0%	375

TOTAL CREDIT RISK	690,132	-13,878	373,635	538,685	135,737	674,422	—	593,559

Notes

(1)	Gross exposure prior to the application of risk mitigation techniques.
(2)	Include provisions for impairment of financial and non-financial assets and other valuation adjustments, with the exception of the generic provision included in the capital base as more additional capital, as per solvency regulations.
(3)	Exposures are adjusted solely by provisions in the case of exposures by the Standardized Approach.

4.2.2.	Average value of the exposures throughout 2014 and 2013.

The table below shows the average value of exposure to credit risk in 2014 and 2013 for both the advanced measurement and standardized approaches for each one of the exposure categories:

TABLE 15: Average value of the exposures throughout 2013 and 2014

(millions of euros) Category of exposure	Original average exposure for the period
	2014	2013
Central governments or central banks	96,222	97,465
Regional governments or local authorities	6,575	9,900
Public sector entities	6,059	3,728
Multilateral Development banks	91	79
International organizations	10	15
Institutions	20,217	22,879
Corporates	100,720	95,588
Retail	58,305	57,316
Secured by mortgages on immovable property	54,005	53,552
Exposures in default	10,776	13,454
Items associated with particularly high risk	454	1,435
Covered bonds	4,481	775
Short-term claims on institutions and corporate	2,040	734
Collective investments undertakings (CIU)	169	243
Other exposures	25,388	23,228

TOTAL STANDARDIZED APPROACH	385,512	380,388

Central governments or central banks	2,495	1,367
Institutions	96,324	83,660
Corporates	123,953	120,542
Retail	101,774	97,614
Of which: Secured by real estate collateral	70,895	73,971
Of which: Qualifying revolving retail	17,827	17,404
Of which: Other retail assets	6,526	6,240

TOTAL ADVANCED MEASUREMENT APPROACH	324,546	303,183

TOTAL CREDIT RISK DILUTION AND DELIVERY (5)	710,058	683,571

Securitized positions	3,573	6,630
Of which: Standardized Approach	2,539	5,692
Of which: Advanced Measurement Approach	1,034	938
Equity	10,414	7,344
Of which: Simple Method	4,053	874
Equity instruments in sufficiently diversified portfolios	696	646
Exchange Traded equity instruments	3,357	228
Of which: PD/LGD Method	5,901	5,979
Of which: Internal Models	460	491

TOTAL CREDIT RISK	724,045	697,545

4.2.3.	Distribution by geographical area

The following chart shows the distribution by geographical area of the original exposure based on the obligor’s country. The breakdown includes exposure under the standardized and advanced measurement approaches, without including positions in securitizations or equity.

TABLE 16: Distribution by geographical area of exposure to credit risk

(millions of euros)						12/31/2014
Category of exposure	Total	Europe	Mexico	U.S.	South America	Rest of the World
Central governments or central banks	103,926	66,734	12,913	5,663	18,617	0
Regional governments or local authorities	7,482	1,920	1,014	4,461	86	0
Public sector entities	5,524	385	3,148	236	1,710	45
Multilateral Development banks	93	38	0	12	42	0
International organizations	16	16	0	0	0	0
Institutions	20,366	13,691	1,542	1,883	2,685	565
Corporates	107,908	18,794	16,159	49,601	22,853	500
Retail	59,973	19,891	5,915	7,302	26,826	39
Secured by mortgages on immovable property	54,500	17,747	9,799	14,024	12,926	3
Exposures in default	9,311	6,586	947	528	1,224	26
Items associated with particularly high risk	380	380	0	0	0	0
Covered bonds	605	0	605	0	0	0
Short-term claims on institutions and corporate	2,063	211	0	1,238	614	0
Collective investments undertakings (CIU)	124	113	0	7	5	0
Other exposures	27,105	14,535	6,559	1,491	4,494	26
Securitized positions	2,723	867	188	1,666	0	1

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	402,098	161,910	58,790	88,112	92,082	1,205

Central governments or central banks	3,001	152	113	1,619	464	654
Institutions	112,235	105,369	540	3,276	172	2,878
Corporates	130,154	99,706	15,408	7,558	2,546	4,937
Retail	96,276	82,149	14,111	2	8	5
Securitized positions	1,042	1,006	0	34	0	2

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	342,709	288,382	30,172	12,489	3,191	8,475

TOTAL CREDIT RISK DILUTION AND DELIVERY	744,807	450,292	88,962	100,601	95,273	9,680

Note: Positions in equity are not included.

(millions of euros)						12/31/2013
Category of exposure	Total	Europe	Mexico	U.S.	South America	Rest of the World
Central governments or central banks	93,548	59,983	12,015	3,436	18,062	52
Regional governments or local authorities	9,195	1,657	6,142	1,113	190	93
Public sector entities	4,486	1,792	0	323	2,371	0
Multilateral Development banks	50	0	0	0	50	0
International organizations	8	8	0	0	0	0
Institutions	20,702	12,460	2,686	1,992	3,431	133
Corporates	93,305	11,920	19,465	41,147	20,198	575
Retail	60,395	20,602	7,524	7,130	25,129	9
Secured by mortgages on immovable property	51,916	16,986	10,531	12,714	11,677	9
Exposures in default	14,836	12,090	1,408	420	915	2
Items associated with particularly high risk	1,133	810	79	86	111	47
Covered bonds	911	0	911	0	0	0
Short-term claims on institutions and corporate	663	196	0	3	464	0
Collective investments undertakings (CIU)	816	804	0	6	5	0
Other exposures	22,210	7,645	7,230	1,778	5,557	0
Securitized positions	4,820	253	70	4,498	0	0

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	378,995	147,206	68,062	74,646	88,160	921

Central governments or central banks	1,581	116	2	591	480	392
Institutions	89,458	84,704	431	2,126	196	2,003
Corporates	114,333	99,961	816	6,933	2,154	4,470
Retail	96,037	82,453	13,428	18	39	99
Securitized positions	910	898	0	0	0	12

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	302,319	268,131	14,676	9,668	2,869	6,975

TOTAL CREDIT RISK DILUTION AND DELIVERY	681,314	415,337	82,739	84,313	91,029	7,896

Note: Positions in equity are not included.

As can be seen from the above table, the original exposure in Europe under advanced credit risk models accounts for over 60% of the total, while in the remaining countries the percentage is around 20%.

It also shows graphically the distribution of original exposure by geographical area, revealing the Group’s high level of geographical diversification, which constitutes one of the key levers for its strategic growth.

CHART 5: Distribution by geographical area of exposure to credit risk

The next table shows the distribution by geographical area of the book balances of the allowances for financial and non-financial asset losses and for contingent liabilities.

TABLE 17: Distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

2014						12/31/2014
(millions of euros)	Total	Europe	Mexico	U.S.	South America	Rest of the World
Non-performing and impaired exposures	24,970	21,547	1,271	576	1,501	74

Note: Accounting balances solvency perimeter excluding equity positions

2013						12/31/2013
(millions of euros)	Total	Europe	Mexico	U.S.	South America	Rest of the World
Non-performing and impaired exposures	25,977	23,648	1,297	342	680	11

Note: Accounting balances solvency perimeter excluding equity positions

The next table shows the distribution by geographical area of the book balances of the allowances for financial asset losses and for contingent liabilities:

TABLE 18: Distribution by geographical area of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

2014						12/31/2014
(millions of euros)	Total	Europe	Mexico	U.S.	South America	Rest of the World
Value adjustments and provisions	15,254	12,419	1,486	242	1,093	14

Note: Accounting balances solvency perimeter excluding equity positions

2013						12/31/2013
(millions of euros)	Total	Europe	Mexico	U.S.	South America	Rest of the World
Value adjustments and provisions	15,914	12,213	1,606	597	1,489	9

Note: Accounting balances solvency perimeter excluding equity positions

4.2.4.	Distribution by sector

Below is the distribution by economic sector (standardized and advanced measurement approaches) of the original exposure, excluding equity positions.

TABLE 19: Distribution by sector of exposure to credit risk

									12/31/2014
(millions of euros) Category of exposure	Total	Original exposure by sector
		Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments or central banks	103,926	0.06%	13.59%	0.00%	0.05%	0.01%	0.05%	0.11%	0.07%
Regional governments or local authorities	7,482	0.07%	0.58%	0.00%	0.05%	0.02%	0.06%	0.13%	0.08%
Public sector entities	5,524	0.01%	0.69%	0.00%	0.01%	0.00%	0.01%	0.02%	0.01%
Multilateral Development Banks	93	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
International organizations	16	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	20,366	1.00%	0.37%	0.02%	0.21%	0.07%	0.23%	0.51%	0.33%
Corporates	107,908	0.36%	0.52%	0.39%	2.36%	1.01%	6.47%	0.66%	2.72%
Retail	59,973	0.18%	0.13%	0.10%	0.47%	0.24%	0.74%	4.91%	1.29%
Secured by mortgages on immovable property	54,500	0.10%	0.13%	0.04%	0.18%	0.10%	0.32%	4.47%	1.98%
Exposures in default	9,311	0.02%	0.03%	0.02%	0.07%	0.12%	0.13%	0.41%	0.44%
Items associated with particularly high risk	380	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.02%	0.02%
Covered bonds	605	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Short-term claims on institutions and corporate	2,063	0.01%	0.01%	0.00%	0.01%	0.00%	0.18%	0.01%	0.06%
Collective investments undertakings (CIU)	124	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other exposures	27,105	0.21%	0.20%	0.01%	0.12%	0.04%	0.14%	0.28%	2.65%
Securitized positions	2,723	0.03%	0.28%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	402,098	2.16%	16.53%	0.58%	3.54%	1.61%	8.39%	11.54%	9.65%

Central governments or central banks	3,001	0.00%	0.40%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	112,235	11.59%	0.74%	0.03%	0.43%	0.14%	0.46%	1.03%	0.66%
Corporates	130,154	0.87%	0.06%	0.12%	6.49%	1.54%	2.35%	0.18%	5.86%
Retail	96,276	0.00%	0.00%	0.01%	0.08%	0.03%	0.12%	12.59%	0.08%
Securitized positions	1,042	0.14%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	342,708	12.60%	1.19%	0.16%	7.00%	1.71%	2.93%	13.80%	6.60%

TOTAL CREDIT RISK	744,807	14.76%	17.72%	0.74%	10.54%	3.33%	11.32%	25.34%	16.25%

Note: Positions in equity are not included.

									12/31/2013
(millions of euros) Category of exposure	Total	Original exposure by sector
		Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments or central banks	93,548	0.00%	13.73%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Regional governments or local authorities	9,195	0.00%	1.35%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Public sector entities	4,486	0.00%	0.66%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Multilateral Development Banks	50	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
International organizations	8	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	20,702	3.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Corporates	93,305	0.47%	0.03%	0.57%	1.81%	0.91%	6.38%	0.00%	3.52%
Retail	60,395	0.07%	0.00%	0.15%	0.37%	0.22%	1.17%	5.65%	1.24%
Secured by mortgages on immovable property	51,916	0.01%	0.00%	0.03%	0.10%	0.11%	0.23%	5.05%	2.09%
Exposures in default	14,836	0.07%	0.01%	0.03%	0.16%	0.18%	0.19%	0.80%	0.74%
Items associated with particularly high risk	1,133	0.00%	0.00%	0.00%	0.01%	0.01%	0.02%	0.03%	0.09%
Covered bonds	911	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Short-term claims on institutions and corporate	663	0.03%	0.00%	0.01%	0.00%	0.02%	0.01%	0.00%	0.03%
Collective investments undertakings (CIU)	816	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other exposures	22,210	0.22%	0.00%	0.00%	0.05%	0.02%	0.05%	0.22%	2.69%
Securitized positions	4,820	0.05%	0.55%	0.00%	0.00%	0.00%	0.11%	0.00%	0.00%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	378,995	4.21%	16.34%	0.80%	2.51%	1.47%	8.15%	11.75%	10.40%

Central governments or central banks	1,581	0.00%	0.23%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	89,458	8.95%	4.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%
Corporates	114,333	1.58%	0.05%	0.08%	5.70%	1.70%	2.00%	0.01%	5.66%
Retail	96,037	0.01%	0.00%	0.00%	0.02%	0.01%	0.02%	14.01%	0.03%
Securitized positions	910	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	302,319	10.67%	4.45%	0.09%	5.72%	1.70%	2.02%	14.02%	5.71%

TOTAL CREDIT RISK	681,314	14.88%	20.79%	0.88%	8.23%	3.17%	10.17%	25.77%	16.11%

Note: Positions in equity are not included.

The following table shows the distribution by counterparty of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities.

TABLE 20: Distribution by sector of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

						12/31/2014
2014 (millions of euros)	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	24,970	1.01%	1.39%	60.44%	30.81%	6.35%

Note: Accounting balances solvency perimeter excluding equity positions

						12/31/2013
2013 (millions of euros)	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	25,977	0.91%	1.05%	59.69%	30.61%	7.73%

Note: Accounting balances solvency perimeter excluding equity positions

The next table shows the distribution by counterparty of the book balances of allowances for financial asset losses and for contingent exposures:

TABLE 21: Distribution by sector of the book balances of the value adjustments for impairment of financial assets and contingent liabilities for financial asset losses and for contingent exposures:

						12/31/2014
2014 (millions of euros)	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Value adjustments and provisions	15,254	2.13%	1.02%	58.94%	27.72%	10.18%

Note: Accounting balances solvency perimeter excluding equity positions

						12/31/2013
2013 (millions of euros)	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Value adjustments and provisions	15,914	1.99%	1.98%	60.55%	25.78%	9.71%

Note: Accounting balances solvency perimeter excluding equity positions

4.2.5.	Distribution by residual maturity

The following table shows the distribution of original exposure by residual maturity, broken down by category of exposure under the standardized and advanced measurement approaches, excluding positions in equity:

TABLE 22: Distribution by residual maturity of exposure to credit risk

				12/31/2014
(millions of euros) Category of exposure	Total	Original exposure by residual maturity
		Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments or central banks	103,926	48,471	29,950	25,506
Regional governments or local authorities	7,482	1,974	1,542	3,966
Public sector entities	5,524	742	1,042	3,740
Multilateral Development Banks	93	5,141	6,526	-11,574
International organizations	16	2	13	1
Institutions	20,366	-1,016	13,298	8,084
Corporates	107,908	20,525	49,438	37,945
Retail	59,973	24,052	21,151	14,770
Secured by mortgages on immovable property	54,500	3,157	6,896	44,447
Exposures in default	9,311	2,649	3,374	3,288
Items associated with particularly high risk	380	54	77	249
Covered bonds	605	0	605	0
Short-term claims on institutions and corporate	2,063	43	999	1,020
Collective investments undertakings (CIU)	124	111	2	11
Other exposures	27,105	7,711	9,823	9,571
Securitized positions	2,723	3	186	2,534

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	402,098	113,617	144,922	143,558

Central governments or central banks	3,001	883	231	1,887
Institutions	112,235	72,927	16,934	22,374
Corporates	130,154	51,038	44,782	34,335
Retail	96,276	1,492	4,328	90,456
Securitized positions	1,042	0	714	328

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	342,709	126,340	66,989	149,380

TOTAL CREDIT RISK DILUTION AND DELIVERY	744,807	239,957	211,911	292,938

Note: Positions in equity are not included.

				12/31/2013
(millions of euros) Category of exposure	Total	Original exposure by residual maturity
		Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments or central banks	93,548	51,537	27,839	14,172
Regional governments or local authorities	9,195	2,617	1,241	5,337
Public sector entities	4,486	1,916	1,765	805
Multilateral Development Banks	50	50	0	0
International organizations	8	0	8	0
Institutions	20,702	12,030	5,481	3,191
Corporates	93,305	30,388	37,122	25,795
Retail	60,395	25,034	22,522	12,839
Secured by mortgages on immovable property	51,916	3,189	6,686	42,041
Exposures in default	14,836	1,078	13,758	0
Items associated with particularly high risk	1,133	250	459	424
Covered bonds	911	0	911	0
Short-term claims on institutions and corporate	663	535	50	78
Collective investments undertakings (CIU)	816	810	0	6
Other exposures	22,210	13,361	769	8,080
Securitized positions	4,820	5	143	4,671

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	378,995	142,802	118,754	117,440

Central governments or central banks	1,581	309	279	994
Institutions	89,458	54,088	17,393	17,978
Corporates	114,333	51,103	35,848	27,381
Retail	96,037	14,876	3,944	77,217
Securitized positions	910	277	434	199

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	302,319	120,653	57,897	123,769

TOTAL CREDIT RISK DILUTION AND DELIVERY	681,314	263,454	176,651	241,209

Note: Positions in equity are not included.

4.2.6.	Value adjustments for impairment losses and allowances for contingent risks and commitments

The following table presents the movement recorded in the years 2014 and 2013 in the value adjustments for allowances and impairment losses of financial assets on the balance sheet and for contingent risks and commitments, including country risk, generic and specific funds.

TABLE 23: Value adjustments for impairment losses and allowances for contingent risks and commitments

			12/31/2014
(millions of euros) Item	Value adjustments and provisions	Provisions for contingent liabilities and commitments	Total
BALANCE AT START OF YEAR	15,548	367	15,914

Increase in impairment charged to income	11,783	82	11,865
Decrease in impairment credited to income	-6,865	-67	-6,932
Institutions acquired by the Group during the year	0	0	0
Institutions disposed of during the year	0	0	0
Transfers to written-off loans	-4,464	-1	-4,464
Exchange differences and others	-1,151	23	-1,129

BALANCE AT END OF YEAR (1)	14,850	404	15,254

Of which:
For impaired portfolio	12,037	219	12,256
For current non-impaired portfolio	2,813	184	2,997

Note: Solvency perimeter

(1)	Includes generic provision eligible as capital

			12/31/2013
(millions of euros) Item	Value adjustments and provisions	Provisions for contingent liabilities and commitments	Total
BALANCE AT START OF YEAR	14,801	341	15,142

Increase in impairment charged to income	11,054	96	11,150
Decrease in impairment credited to income	-4,921	-52	-4,973
Institutions acquired by the Group during the year	0	0	0
Institutions disposed of during the year	-30	-1	-31
Transfers to written-off loans	-3,838	0	-3,838
Exchange differences and others	-1,518	-18	-1,521

BALANCE AT END OF YEAR	15,548	367	15,914

Of which:
For impaired portfolio	12,987	202	13,190
For current non-impaired portfolio	2,560	165	2,725

Note: Solvency perimeter

4.2.7.	Total impairment losses for the period

The following table shows details of impairment losses and allowances on financial assets and contingent risks and commitments, as well as derecognition of losses recognized previously in asset write-offs recorded directly in the income statement in 2014 and 2013.

TABLE 24: Total impairment losses for the period

Million euros
ITEMS	2014	2013
Financial assets	4,401	5,628
Of which:
Recovery of written-off assets	443	362
Contingent exposure and commitments (recoveries)	15	44

Total impairment losses	4,417	5,672

4.3.	Information on counterparty risk

Counterparty exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and resale transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.

4.3.1.	Policies on managing counterparty risk

4.3.1.1.	Methodology: allocation of internal capital and limits to exposures subject to counterparty risk

The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations. This model has been implemented in the Risk unit systems in Market areas. It is used to measure the credit exposures for each of the counterparties for which the entity operates.

The generation of exposures is undertaken in a manner that is consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval. The exposures are generated from 500 different scenarios using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or netting agreements as applicable).

The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.

The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for the possible maturity subsequent to one year of the operations in a similar vein to the general approach adopted by Basel for the treatment of credit risk.

Counterparty limits are specified within the financial programs authorized for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum term for the operation. The use of transactions within the limits is measured in terms of mark-to-market valuation plus the potential risk using the Monte Carlo Simulation methodology (95% confidence level) and bearing in mind possible mitigating factors (such as netting, break clauses or collateral contracts).

Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and availabilities established for the different counterparties and clients. This control is completed by independent units of the business area to collateral proper segregation of functions.

4.3.1.2.	Policies for ensuring the effectiveness of collaterals and establishing the value adjustments for impairment to cover this risk

The Group has concluded collateral contracts with many of its counterparties that serve as a collateral of the mark-to-market valuation of derivatives operations. The collateral consists mostly of deposits, which means that no situations of impairment are forthcoming.

The MENTOR tool has been specifically designed to store and process the collateral contracts concluded with counterparties. This application enables the existence of collateral to be taken into account at the transaction level (useful for controlling and monitoring the status of specific operations) as well as at the counterparty level. Furthermore, said tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.

Likewise, there is also an application that reconciles and adjusts the positions serving the Collateral and Risks units.

In order to collateral the effectiveness of collateral contracts, the Group carries out a daily monitoring of the market values of the operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily. If significant variations arise from the process of reconciliation between the counterparties, after a reconciliation in economic terms they are reported by the Collateral unit to the Risks unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the collaterals which includes a description by counterparty of the exposure and collateral, making special reference to those collateral deficits at or beyond the set warning levels.

Financial assets and liabilities may be the object of netting, in other words presentation for a net amount in the balance sheet, only when the Group’s entities comply with the provisions of IAS 32—Paragraph 42, and thus have the legally obliged right to offset the amounts recognized, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.

In addition, the Group has assets and liabilities on the balance sheet that are not netted and for which there are master netting agreements, but for which there is neither the intention nor the right to settle. The most common types of events that trigger netting of reciprocal obligations include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, restructuring or the winding up of the entity.

In the current market context, derivatives are contracted under different framework contracts, with the most general being those developed by International Swaps and Derivatives Association (ISDA), and for the Spanish market the Framework Financial Operations Contract (CMOF). Practically all portfolio derivative operations have been concluded under these master contracts, including in them the netting clauses referred to in the above point as Master Netting Agreements, considerably reducing the credit exposure in these instruments. In addition, in the contracts concluded with professional counterparties, annexes are included with collateral agreements called Credit Support Annexes (CSA), thus minimizing exposure to a possible counterparty insolvency.

At the same time, in repurchase agreements the volume traded has increased strongly through clearing houses that use mechanisms to reduce counterparty risk, as well as through various master contracts in bilateral operations, the most common being the Global Master Repurchase Agreement (GMRA), which is published by the International Capital Market Association (ICMA). This tends to have clauses added relating to the exchange of collateral within the main body of the master contract itself.

Below are the assets and liabilities subject to contractual netting rights as of December 31, 2014.

TABLE 25: Assets and liabilities subject to contractual netting rights

				Non-offsetted gross balance sheet’s amount
Million euros 2014	Gross Recognized Amount	Offsetted balance sheet amount	Net amount presented on balance sheet	Amount related to recognized financial instruments	Collateral (including cash)	Net amount
Trading and hedging derivatives	55,277	8,497	46,780	33,196	6,844	6,740

Total Assets	55,277	8,497	46,780	33,196	6,844	6,740

Trading and hedging derivatives	56,710	9,327	47,383	33,158	9,624	4,601

Total Liabilities	56,710	9,327	47,383	33,158	9,624	4,601

4.3.1.3.	Policies regarding the risk of adverse effects occurring due to correlations

Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality (wrong-way-exposures). The Group has strict policies on the treatment of exposures of this nature. First, they follow specific admission processes for each individual operation, and second, they can compute the effects of risk, not for the potential value of the exposure, but for 100% of its nominal value depending on the type of operation.

4.3.1.4.	Impact of collaterals in the event of a downgrade in their credit rating

In derivatives operations, as a general policy the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.

The general criterion applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through mark-to-market valuation.

4.3.2.	Amounts of counterparty risk

The calculation of the original exposure for the counterparty risk of derivatives, according to Part III, Title II, Chapter 6 of the Solvency Regulations, can be made by means of the following methods: original risk, mark-to-market valuation, standardized and internal models.

The Group calculates the value of exposure to risk through the mark-to-market method, obtained as the aggregate of the positive mark-to-market value after contractual netting agreements plus the potential future risk of each transaction or instrument.

There follows a specification of the amounts in million euros involved in the counterparty risk of derivatives as at December 31, 2014 and 2013:

TABLE 26: Counterparty risk. Derivatives exposure. Netting effect and collateral

(millions of euros)
Derivatives exposure. Netting effect and collateral	2014	2013
Gross positive fair value of the contracts (accounting perimeter)	46,780	40,168
Gross positive fair value of the contracts (solvency perimeter)	48,911	42,101
Add-on	22,779	20,887
Positive effects of netting agreements	-45,467	-39,503
Credit exposure after netting and before collateral assigned	26,223	23,281
Collateral assigned	-5,356	-4,691
Credit exposure in derivatives after netting and before collateral assigned	20,867	18,590
RWA	7,799	7,945

The total exposure to counterparty risk, composed basically of repo transactions and OTC derivatives, is €93,506 million and €71,978 million, as of December 31, 2014 and 2013, respectively (after applying any netting agreements applicable).

Below are the EAD amounts after netting and collaterals received from the derivatives, broken down by product:

TABLE 27: Counterparty risk. EAD derivatives by product and risk

							12/31/2014
(millions of euros) Products	Currency risk	Interest rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	5,479	0	9	0	0	0	5,489
FRAs	0	1	0	0	0	0	1
Swaps	0	16,904	90	0	0	0	16,994
Options	149	2,282	991	1	0	0	3,423
Other products	0	0	0	0	316	0	316

TOTAL	5,629	19,187	1,090	1	316	0	26,223

							12/31/2013
(millions of euros) Products	Currency risk	Interest rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	2,895	76	95	0	0	0	3,066
FRAs	0	117	0	0	0	0	117
Swaps	654	16,162	105	9	0	0	16,930
Options	199	1,710	957	3	0	2	2,872
Other products	2	34	0	0	259	0	296

TOTAL	3,750	18,099	1,158	12	259	3	23,281

4.3.2.1.	Credit derivative transactions

The table below shows the amounts corresponding to transactions with credit derivatives used in intermediation activities:

CHART 6: EAD for derivatives broken down by risk

TABLE 28: Counterparty risk. Transactions with credit derivatives used in intermediation activities

					12/31/2014
	Total notional amount of the transactions	Types of Derivatives
(millions of euros) Classification of derivatives		(CDS) on individual names	On indexes (CDSI)	Nth to default baskets	Derivatives on tranches (CDO)
Protection purchased	22,843	7,817	14,300	551	175
Protection sold	22,291	8,222	13,811	82	175

					12/31/2013
	Total notional amount of the transactions	Types of Derivatives
(millions of euros) Classification of derivatives		(CDS) on individual names	On indexes (CDSI)	Nth to default baskets	Derivatives on tranches (CDO)
Protection purchased	20,692	9,381	10,173	652	486
Protection sold	20,387	9,802	10,027	75	483

As of year-end 2014 and 2013, the Group did not use credit derivatives in brokerage activities as collateral.

4.4.	Information on the standardized approach

4.4.1.	Identification of external rating agencies

The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weightings applicable to its exposures are the following: Standard & Poor’s, Moody’s, Fitch and DBRS.

The exposures for which the ratings of each ECAI are used are those corresponding to the wholesale portfolios, basically involving “Central Governments and Central Banks” in developed countries, and “Financial Institutions”.

In cases where a counterparty has ratings by different ECAIs, the Group follows the procedure laid down in Article 261 of the Solvency Regulations, which specifies the order of priority to be used in the assignment of ratings.

When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weighting will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weightings. If the two lowest risk weightings coincide, then that weighting will be applied; if they do not coincide, the higher of the two will be applied.

4.4.2.	Assignment of the credit ratings of public share issues

The number of cases and the amount of these assignments is not relevant for the Group in terms of admission and management of issuer credit risk.

4.4.3.	Exposure values before and after the application of credit risk mitigation techniques

The following table presents the amounts for net exposure, prior to the application of credit risk mitigation techniques, for different risk weightings and for the different exposure categories that correspond to the standardized method, excluding securitization positions:

TABLE 29: Standardized approach: Exposure values before the application of credit risk mitigation techniques

								12/31/2014
(millions of euros) Category of exposure	Exposure net of allowances for losses Risk weighting							Total
	0%	20%	35%	50%	75%	100%	150%
Central governments or central banks	78,440	1,009	—	6,194	—	5,223	13,043	103,909
Regional governments or local authorities	32	4,321	—	1,303	—	1,811	—	7,467
Public sector entities	115	286	—	3,275	—	1,820	—	5,496
Multilateral Development Banks	50	1	—	29	—	13	—	93
International organizations	16	—	—	—	—	—	—	16
Institutions (2)	2,839	15,018	—	1,734	—	664	89	20,344
Corporates	—	7,649	—	1,730	3,972	94,321	73	107,744
Retail	—	—	—	—	59,369	137	—	59,506
Secured by mortgages on immovable property	—	—	46,118	6,262	—	1,768	—	54,147
Exposures in default	—	—	—	—	—	5,359	512	5,870
Items associated with particularly high risk	—	32	—	—	68	249	—	349
Covered bonds	—	605	—	—	—	—	—	605
Short-term claims on institutions and corporate	—	1,765	—	5	—	289	3	2,063
Collective investments undertakings (CIU)	—	120	—	—	—	5	—	124
Other exposures	8,178	600	—	—	31	18,198	14	27,020

TOTAL (1)	89,669	31,406	46,118	20,532	63,439	129,856	13,733	394,754

Notes:

(1)	It does not include securitization positions.
(2)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

								12/31/2013
(millions of euros)	Exposure net of allowances for losses Risk weighting

Category of exposure	0%	20%	35%	50%	75%	100%	150%	Total
Central governments or central banks	72,104	714	—	4,882	1	15,801	—	93,502
Regional governments or local authorities	855	6,387	—	1,330	1	622	—	9,195
Public sector entities	1,180	1,495	0	114	3	1,694	—	4,486
Multilateral Development Banks	34	0	—	16	0	—	—	50
International organizations	8	—	—	—	0	—	—	8
Institutions (2)	593	15,641	—	2,881	3	1,570	3	20,690
Corporates	—	3,574	—	694	—	88,189	42	92,499
Retail	—	—	854	—	59,452	22	—	60,328
Secured by mortgages on immovable property	—	—	43,681	6,231	—	1,889	—	51,801
Exposures in default	—	—	—	1,684	—	5,656	3,334	10,674
Items associated with particularly high risk	—	—	—	—	11	513	594	1,118
Covered bonds	—	911	—	—	—	—	—	911
Short-term claims on institutions and corporate	—	542	—	7	114	—	1	663
Collective investments undertakings (CIU)	—	—	—	—	0	816	—	816
Other exposures	9,247	441	—	1	163	12,249	11	22,112

TOTAL (1)	84,020	29,705	44,535	17,839	59,749	129,019	3,985	368,852

Notes:

(1)	It does not include securitization positions.
(2)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

The tables below show exposure amounts after the application of credit risk mitigation techniques, for different risk weightings and for the different categories of risk that correspond to the standardized method, excluding securitization positions:

TABLE 30: Standardized approach: Exposure values after the application of credit risk mitigation techniques

								12/31/2014
(millions of euros) Category of exposure	Fully adjusted value of the exposure (1) Risk weighting
	0%	20%	35%	50%	75%	100%	150%	Total
Central governments or central banks	82,210	2,235	—	6,194	—	5,223	13,043	108,904
Regional governments or local authorities	32	4,242	—	1,302	—	1,811	—	7,387
Public sector entities	675	392	—	659	—	1,374	—	3,099
Multilateral Development Banks	50	1	—	29	—	13	—	93
International organizations	16	—	—	—	—	—	—	16
Institutions (3)	2,832	15,049	—	1,639	—	768	89	20,377
Corporates	—	7,668	—	1,723	3,183	89,500	68	102,143
Retail	—	—	—	—	57,049	135	—	57,185
Secured by mortgages on immovable property	—	6	45,002	6,197	—	1,278	—	52,482
Exposures in default	—	—	—	—	—	4,781	463	5,244
Items associated with particularly high risk	—	15	—	—	59	134	—	208
Covered bonds	—	605	—	—	—	—	—	605
Short-term claims on institutions and corporate	—	1,765	—	5	—	61	3	1,834
Collective investments undertakings (CIU)	—	46	—	—	—	5	—	51
Other exposures	13,371	1,042	46	—	31	16,965	14	31,468

TOTAL (2)	99,185	33,065	45,047	17,748	60,322	122,048	13,680	391,096

Notes

(1)	It is defined as the value of the exposure net of provisions, following the application of risk mitigation techniques
(2)	It does not include securitization positions.
(3)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

								12/31/2013
(millions of euros) Category of exposure	Fully adjusted value of the exposure (1) Risk weighting
	0%	20%	35%	50%	75%	100%	150%	Total
Central governments or central banks	70,222	2,136	—	4,882	1	15,801	—	93,042
Regional governments or local authorities	875	4,024	—	1,330	1	618	—	6,847
Public sector entities	1,638	1,570	0	128	3	1,490	—	4,829
Multilateral Development Banks	34	0	—	16	0	—	—	50
International organizations	8	—	—	—	0	—	—	8
Institutions (3)	593	15,462	—	2,882	96	1,298	3	20,334
Corporates	—	3,574	—	571	—	82,673	33	86,852
Retail	—	—	851	—	56,475	20	—	57,346
Secured by mortgages on immovable property	—	—	42,850	6,178	—	1,437	—	50,465
Exposures in default	—	—	—	1,253	—	5,351	2,125	8,728
Items associated with particularly high risk	—	—	—	—	11	338	581	930
Covered bonds	—	911	—	—	—	—	—	911
Short-term claims on institutions and corporate	—	542	—	6	—	114	1	663
Collective investments undertakings (CIU)	—	—	—	—	0	261	—	261
Other exposures	14,579	839	52	1	165	11,964	11	27,612

TOTAL (2)	87,949	29,058	43,753	17,247	56,753	121,364	2,755	358,879

Notes

(1)	It is defined as the value of the exposure net of provisions, following the application of risk mitigation techniques
(2)	It does not include securitization positions.
(3)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

The following table presents the main variations in the period in terms of RWAs for the Credit Risk standardized approach:

TABLE 31: Variations in the period in terms of RWAs for the Credit Risk standardized approach

€ million
Credit Risk (SA)
RWAs Dec 13	166,188
Effects
Activity	12,847
Changes in RW	3,800
Regulatory changes	9,229
Model roll-out	-13,102
Exchange rate	-1,613
Other	77
RWAs Dec 14	177,425

*	Does not include exposure to securitizations or equity, which are explained below.

The main changes during this year are basically due to:

•	Activity: General growth in the portfolios corresponding to Latin America and the United States.

•	Changes in RW: Increase in the risk weightings due to downgrades in Venezuela and Argentina

•	Regulatory changes: Fundamentally due to the new regulatory requirements derived from the limits associated with deferred tax assets (DTAs).

•	Model roll-out: Produced by the transfer to advanced corporate portfolio models of both BBVA S.A. and Bancomer.

•	Exchange rate: The variation is produced by the net effect of the general depreciation of the euro against foreign currencies except for the Venezuelan bolivar, whose trend is contrary; thus the impact on RWAs is netted as described in section 1.5.4.2 of this document.

4.5.	Information on the IRB method

4.5.1.	General information

4.5.1.1.	Authorization by the Bank of Spain for the use of the IRB method

The following is a list of the models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements.

TABLE 32: Models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements

Institution	Portfolio
BBVA S.A.*	Financial institutions
Public institutions
Specialized finance Developers
Small Corporates
Medium-sized Corporates
Large Corporates
Mortgages
Consumer finance
Credit cards

BBVA Ireland	Financial institutions
Large Corporates

BBVA Bancomer	Retail Revolving (Credit Cards)
Large Corporates
Medium-sized Corporates

BBVA Group	Equity

*	Includes Uno-e

The approval of the models by the Bank of Spain includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).

In 2014 the Group obtained supervisory authorization to calculate its own requirements for credit risk under the IRB approach for the portfolio of small corporates in BBVA S.A. and the portfolio of large and medium-sized corporates in BBVA Bancomer. The Group maintains its calendar established for receiving approval for additional Advanced Internal Models in different types of risks and geographical areas.

4.5.1.2.	Structure of internal rating systems and relationship between internal and external ratings

The Group has rating tools for each one of the exposure categories listed in the Basel Accord.

The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms calculated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).

These decision models are the basic tool for deciding who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail-type loans.

For the wholesale portfolio, the Group has rating tools that, unlike scorings, do not assess transactions but rather, customers. The Group has different tools for rating the various customer segments: small corporates, corporates, government and other government agencies, etc. In those wholesale portfolios where the number of defaults is very low (sovereign risks, corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies.

The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies. This is shown below.

TABLE 33: Master Scale of BBVA’s rating

	Probability of default (in basis points)
Internal reduced-list ratings (17 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	1 94
B +	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1.061	1.336
CCC	1,500	1,336	1.684
CCC-	1,890	1,684	2,121
CC+	2,381	2.121	2,673
CC	3,000	2.673	3,367
CC-	3,780	3.367	4,243

4.5.1.3.	Use of internal estimations for purposes other than the calculation of capital requirements

The Group’s internal estimates are a vital component of management based on value creation, providing criteria for assessing the risk-return trade-off.

These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.

Specifically, internal estimates are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.

The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.

4.5.1.4.	Process for managing and recognizing the effects of credit risk mitigation

The Group uses risk mitigation techniques for exposures pertaining to the wholesale portfolio by replacing the obligor’s PD with that of the guarantor, in those cases in which the latter is eligible and their PD is lower than the obligor’s.

In retail admission processes, the scoring contains the effect of the guarantor, and the recovery flows that are forthcoming throughout the cycle reflect the recoveries related to the collaterals associated with the contracts. This means that the effect of the collaterals is taken into account in the actual estimation of the loss given default for retail portfolios.

4.5.1.5.	Mechanisms used for controlling internal rating systems

The entity carries out the control and monitoring of the rating systems and metrics for risk management for private individuals, SMEs and the self-employed, corporates and institutions. The activities are carried out, within certain analytical and qualitative fields, by realizing periodic 360º monitoring of all impacts of the tools as well as their internal function in terms of efficiency and effectiveness.

Global understanding of the systems allows action plans to be established, with a follow-up to ensure their proper execution. The weaknesses of the rating tools are thus identified and managed. The monitoring function is the main driving force of new developments and evolving maintenance, which allow the business interests of the entity to be aligned with regulatory requirements and management needs within a framework of analytical, technical and technological capacities.

In general, there is a series of corporate management programs that establish the main lines and minimum contents determining the management and/or supervision of the different credit risk models, as well as defining the metrics for their correct control.

More specifically, these corporate management programs will be adjusted to each of the rating tools of a business area within a time horizon adapted to the nature of the tool. Periodically, an overall monitoring and review of compliance with the thresholds agreed under the management program will be carried out to detect situations that could potentially require an adjustment to the models and/or credit policies and to take early corrective actions to minimize the impact of such situations.

Analysis, in the methodological sphere, is defined as the monitoring of the predictive capabilities of the models, backtesting calibration of the parameters, proper granularity and concentration, sample stability of input, as well as traceability, integrity and consistency.

The use of rating systems by the different areas is overseen from the context of integration in management. This context defines parameter sensitivity tests, stress-tests of estimates, proper use of the parameters in the portfolio management to facilitate decision-making, control of exposure without rating, risk policies and the framework for delegating tasks, structures of decision-making committees, implementation risk evaluation, proper technological environment, evaluation of the inclusion of the parameters in corporate applications, proper follow-up of the training of users to collateral its proper implementation and full comprehension, follow-up of the correct structure and quality of documentation, as well as all other activities that ensure the proper use of management metrics.

Apart from the corporate management programs mentioned above, access to the internal rating systems is based on IT system-authorized profiles that ensure only the customer loan management supervisors can see the scoring and rating.

Control of the capital process is performed by risk units that are independent of the units that calculate the scoring and rating and which, therefore, are users of the internal rating system. These control mechanisms are established at different levels of the process, such as at input, execution and final outputs, and involve both the integrity of the data and their accuracy and correctness.

4.5.1.6.	Description of the internal rating process

There follows a description of the internal classification processes according to each customer category:

•	Central banks and central governments: For this segment, the assignment of ratings is made by the Risk units appointed for this purpose, which periodically analyze this type of customers, rating them according to the parameters included in the corresponding rating model. This model comprises different tools depending on the type of country: developed, emerging or peripheral. Sovereign ratings are generated in local and foreign currency for these three tools, as well as a transfer rating, which evaluates the risk of inconvertibility/transfer restrictions.

In general the rating obtained is based on the ratings of external agencies, where they exist, except for the emerging economies tool in foreign currency. In this case, the ratings are calculated based on an in-house model that establishes a relationship between the score given to each country by the corresponding unit and the empirical PD of the rating agencies. This classifies the countries on the BBVA master scale.

In the case of emerging countries with presence of BBVA subsidiaries or branches, the rating in local currency is adjusted to that obtained by the emerging countries tool under the authorization of the Risk Committee assigned for this purpose.

•	Institutions: The rating of Public Institutions is generally provided by the risk units responsible for their approval, on a yearly basis, coinciding with the review of customer risk or with the reporting of their accounts.

In the case of Financial Institutions, the Risk unit responsible makes a regular assessment of this type of customer, continuously monitoring their evolution on domestic and international markets. External ratings are a key factor in assigning ratings for financial institutions.

•	Large Corporates: Includes the rating of exposures with corporate business groups. The result is affected both by indicators of business risk (evaluation of the competitive environment, business positioning, regulation, etc.) and financial risk indicators (size of the group by sales, cash generation, levels of debt, financial flexibility, etc.).

In accordance with the characteristics of the large corporates segment, the rating model is global in nature with specific algorithms by sector of activity and geographical adaptations. The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations. The responsibility for the assessment lies with the units originating the risk, while those approving it validate it when the decision is taken.

•	Medium-sized Corporates: This segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. As in the Corporate segment, the rating tends to run parallel to the admission process, so the responsibility for rating lies with the unit proposing the risk, while the decision-making level is in charge of validating it.

•	Small Corporates: As in the case of medium-sized companies, this segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. Similarly, the rating tends run parallel with the admission process, so the responsibility for rating is with the unit proposing the risk, while the decision-making level is in charge of validating it.

•	Specialist Finance: For classifying this segment, the Group has chosen to apply the supervisory slotting criteria approach, as included in the Basel Accord of June 2004 and in the Solvency Regulations.

•	Developers: The rating of real-estate developers allows the rating of both the customers who are developers and the individual real-estate projects. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission processes.

•	BBVA Bancomer companies: This segment also takes into account quantitative factors derived from economic and financial information and bureau information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. The rating tends to run parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.

In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.)

•	Retail: This has been broken down into each one of the exposure categories referred to by the correlations provided for in the sections defined in the Solvency Regulations.

One of the most important processes in which scoring is fully integrated at the highest level and in all decision-making areas is the Group’s process for approving retail transactions. Scoring is an important factor for the analysis and resolution of transactions and it is a mandatory requirement to include it in decision-making on risk in those segments for which it has been designed. In the process of marketing and approving retail transactions, the manager is responsible for marketing management, the quality of the risk and the return, in other words, the customer’s comprehensive management, attending to the processes of admission, monitoring and control.

The rating process is as follows for each specific category of retail exposure:

•	Mortgages, consumer finance and retail credit cards—Spain: The manager collects data on the customer (personal, financial, banking relationship information) and on the operation (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision of whether it is approved is made based on the results issued by the model.

•	Autos Finanzia: The financing application may enter through the call center or be directly recorded in Finanzianet by our authorized dealers. The necessary information on the customer (personal, financial information, authorization of the consult from the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is obtained, the decision of whether to approve it is made based on the results issued by the model.

•	Retail Revolving (BBVA Bancomer credit cards): The manager or specialist party gathers the necessary information on the customer (personal, financial information and authorization of the consult from the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. There are additional processes for validating and checking this information through the back office or operational support areas. The decision of whether it is approved is made based on the results issued by the model.

•	Proactive - Spain: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and liabilities positions in credit cards and consumer finance, are rated according to information on their behavior.

•	Equity: For its portfolio position registered as equity, the Group is applying the rating obtained for customers as a result of their classification in the lending process.

4.5.1.7.	Definitions, methods and data for estimating and validating risk parameters

The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a contract or customer to be considered in a situation of default, the provisions of section 4.1.1 must be met, in line with current regulations.

Specifically, there are two approaches within the Group for considering default and estimating parameters:

•	The contract-level approach is applied within the sphere of retail risk. Each customer transaction is dealt with as an independent unit in terms of credit risk. Therefore, non-compliance with credit obligations to the bank is handled at the transaction level, regardless of the behavior of the customer with respect to other obligations.

•	The customer-level approach is applied to the remainder of the portfolio. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.

In addition, to avoid including defaults for small amounts in the estimations, defaulted volumes are to pass through a materiality filter that depends on the type of customer and transaction.

Estimating parameters

In the case of Spain and Mexico, the Group has an RAR information system that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.

This information system collaterals the availability of historical data recorded by the Group, which are used to estimate the parameters of Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory capital using the advanced measurement approach, economic capital and expected loss by credit risk. Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process. Internal estimations of the PD, LGD and CCF parameters are made for all the Group’s portfolios.

In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.

The following shows the estimation methodologies used for the PD, LGD and CCF risk parameters, for the purpose of calculating the capital requirements.

a.	Probability of default (PD)

The methodology used for estimating the PD in those cases that have a mass of internal data of sufficient size is based on the creation of pools of exposures. The groups proposed with a view to calibration are defined by pooling contracts together seeking to achieve intra-group uniformity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of pools is defined in order to allow a suitable discrimination of risk. The basic metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.

Once the pools of exposures have been defined, the average empirical PD recorded for each one is obtained and adjusted to the cycle. This metric provides stable estimates over the course of the economic cycle, referred to as PD-TTC (Through the Cycle). This calculation considers the portfolio’s track record and provides long-term levels of PD.

In low default portfolios (LDPs) the empirical PDs observed by external credit assessment institutions are used to obtain the PD of internal risk groups.

Finally, in customer-focused portfolios there is a Master Scale, which is simply a standard and uniform rule for credit levels that makes it possible to make comparisons of credit quality in the Group’s different portfolios.

b.	Loss given default (LGD)

As a general rule, the method used to estimate LGD in portfolios with a sufficient number of defaults called the Workout LGD. Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of the default.

This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.

These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine loss given default. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.

In keeping with the guidelines set out by the rules, the estimates are made by distinguishing between wholesale and retail type exposures.

There is insufficient historical experience to make a robust estimation in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default.

The loss given default rates estimated according to the internal databases the Group holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, two concepts can be defined: long-term loss given default, referred to as Long-Run LGD (LRLGD), and loss given default in a period of stress in the cycle, called Downturn LGD (DLGD).

LRLGD is calculated by making an adjustment to capture the difference between the loss given default obtained empirically with the available sample and the average loss given default observed throughout the economic cycle if the observation is complete.

In addition, the LGD observed in a period of stress in the economic cycle (DLGD) is determined.

These estimates are made for those portfolios whose loss given default is noticeably sensitive to the cycle. The different ways in which the recovery cycles can conclude are determined for each portfolio where this LGD in conditions of stress has not yet been observed, and the level these parameters would have in a downturn situation are estimated.

c.	Credit conversion factor (CCF)

As with the two preceding parameters, the exposure at the moment of default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this does not hold true in all cases. For example, for those products with explicit limits, such as credit cards or credit lines, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.

In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.

CCF is estimated by using the cohort approach, analyzing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.

Different approaches are used for wholesale and retail type exposures. The contract approach analyzes the exposure’s evolution until the contract’s moment of breach of contract, whereas the customer approach analyzes the exposure’s evolution through to the moment of breach by the customer.

Once again, in low default portfolios (LDP) there is insufficient historical experience to make a reliable calculation with the Workout LGD method defined. In this case, too, use is made of external sources that are combined with internal data to provide a representative CCF of the portfolio.

4.5.2.	Exposure values by category and obligor grade

The following table presents the information on credit risk by method of internal classifications (IRB) by obligor grade for the different categories of exposure. The information shown is balance-sheet volume, off-balance-sheet volume, exposure, EAD, PD-TTC and Downturn LGD and RW (internal estimates approved by the Bank of Spain):

TABLE 34: Advanced measurement approach: Exposure values by category and obligor grade

								12/31/2014
(millions of euros) Categories of Exposure	On balance sheet reasigned exposure (1)	Off balance sheet reasigned exposure (2)	Exposure reassigned (3) (1+2)	EAD (4)	PD-TTC (%)	DLGD (%)	RWA	RW (%)
Central governments or central banks	4,153	749	4,902	4,529	1.3%	35%	376	8.31%

From AAA to AA-	2,335	188	2,523	2,433	0.0%	30%	64	2.63%
From A+ to A-	1,278	464	1,742	1,509	0.1%	41%	65	4.31%
From BBB+ to BBB-	316	59	375	345	0.1%	43%	27	7.71%
From BB+ to BB-	110	30	141	124	1.1%	30%	74	59.73%
From B+ to B-	15	0	16	16	5.5%	27%	8	52.85%
C	51	5	56	54	13.2%	54%	132	245.72%
D	47	2	49	48	100.0%	19%	6	13.42%

Institutions	105,642	6,338	111,981	109,494	0.5%	17%	12,425	11.35%

From AAA to AA-	20,240	511	20,750	20,554	0.0%	14%	401	1.95%
From A+ to A-	43,966	2,046	46,012	45,088	0.1%	17%	2,855	6.33%
From BBB+ to BBB-	33,505	3,075	36,580	35,552	0.2%	18%	6,007	16.89%
From BB+ to BB-	5,660	631	6,291	5,990	0.7%	16%	1,604	26.77%
From B+ to B-	1,634	57	1,691	1,663	3.3%	15%	624	37.52%
C	425	4	429	427	20.7%	38%	892	209.07%
D	213	14	227	220	100.0%	51%	42	19.26%

Corporates	75,120	53,389	128,508	102,682	12.1%	41%	60,998	59.40%

Of which: SMEs	15,623	2,732	18,356	16,890	39%	44%	11,084	65.62%
From AAA to AA-	11	0	11	11	0%	17%	1	8.08%
From A+ to A-	252	241	493	354	0%	49%	80	22.67%
From BBB+ to BBB-	1,323	729	2,052	1,661	0%	50%	648	39.02%
From BB+ to BB-	3,304	951	4,255	3,756	1%	47%	2,747	73.13%
From B+ to B-	4,125	502	4,628	4,366	5%	37%	4,665	106.85%
C	441	26	467	454	17%	39%	754	165.97%
D	6,166	283	6,449	6,289	100%	47%	2,190	34.82%
Of which: Other	48,402	48,809	97,211	73,596	6%	40%	39,394	53.53%
From AAA to AA-	412	2,413	2,826	1,616	0%	44%	178	10.98%
From A+ to A-	6,602	8,190	14,792	10,678	0%	42%	2,707	25.36%
From BBB+ to BBB-	18,456	27,536	45,992	32,876	0%	41%	13,218	40.21%
From BB+ to BB-	12,759	8,598	21,357	17,298	1%	38%	12,687	73.34%
From B+ to B-	6,161	1,344	7,505	6,757	5%	37%	8,239	121.93%
C	498	324	822	682	16%	40%	1,399	204.99%
D	3,513	404	3,917	3,688	100%	37%	966	26.20%
Of which specialized finance:	11,095	1,847	12,942	12,196			10,520	86.26%

Retail	83,698	12,577	96,276	86,866	6.4%	28%	21,059	24.24%

Of which: Secured by real estate	69,880	233	70,113	69,892	6%	19%	10,420	14.91%
From AAA to AA-	36,775	149	36,923	36,782	0%	16%	637	1.73%
From A+ to A-	6,753	23	6,776	6,755	0%	19%	260	3.85%
From BBB+ to BBB-	9,665	41	9,706	9,667	0%	23%	954	9.87%
From BB+ to BB-	6,743	17	6,761	6,744	1%	23%	1,823	27.04%
From B+ to B-	4,878	3	4,880	4,878	5%	23%	3,744	76.77%
C	1,493	0	1,494	1,493	19%	26%	2,243	150.24%
D	3,573	0	3,573	3,573	100%	25%	758	21.20%
Of which: Eligible revolving	6,377	11,566	17,943	9,134	7%	76%	7,203	78.86%
From AAA to AA-	403	2,112	2,515	1,071	0%	41%	12	1.13%
From A+ to A-	63	262	326	167	0%	47%	4	2.34%
From BBB+ to BBB-	371	999	1,370	541	0%	72%	62	11.42%
From BB+ to BB-	1,472	4,071	5,543	2,185	1%	81%	717	32.80%
From B+ to B-	3,092	3,633	6,725	4,071	5%	84%	4,273	104.96%
C	803	489	1,292	927	24%	80%	2,050	221.12%
D	172	0	172	172	100%	82%	86	49.96%
Of which: Other corporates	1,578	519	2,097	1,896	11%	59%	965	50.90%
From AAA to AA-	3	0	3	3	0%	40%	0	4.17%
From A+ to A-	1	1	2	1	0%	49%	0	10.88%
From BBB+ to BBB-	135	103	238	196	0%	55%	44	22.33%
From BB+ to BB-	628	246	874	778	1%	57%	374	48.03%
From B+ to B-	612	161	773	715	4%	57%	498	69.67%
C	27	5	32	30	18%	60%	31	101.47%
D	172	3	174	173	100%	77%	18	10.58%
Of which: Other non-corporates	5,863	259	6,123	5,943	8%	51%	2,471	41.58%
From AAA to AA-	1,457	98	1,555	1,462	0%	46%	71	4.87%
From A+ to A-	332	16	349	333	0%	53%	38	11.37%
From BBB+ to BBB-	770	26	796	780	0%	58%	206	26.39%
From BB+ to BB-	1,026	65	1,091	1,062	1%	55%	618	58.20%
From B+ to B-	1,700	50	1,750	1,726	5%	46%	1,247	72.23%
C	230	3	233	230	21%	52%	272	118.44%
D	349	0	349	350	100%	64%	19	5.36%

Equity PD/LGD Method	6,462	0	6,462	6,462	0.3%	87%	10,417	155.47%

From A+ to A-	0	0	0	0	0%	0%	0	0.00%
From BBB+ to BBB-	6,016	0	6,016	6,016	0%	90%	9,285	154.33%
From BB+ to BB-	118	0	118	118	1%	65%	206	174.55%
From B+ to B-	236	0	236	236	3%	65%	556	236.21%
C	93	0	93	93	38%	65%	370	399.64%

TOTAL BY CATEGORY AND OBLIGOR GRADE	275,075	73,054	348,129	310,032	0.06%	28%	105,275	33.96%

Notes

(2)	Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3)	This refers to exposure following the application of risk mitigation techniques.
(4)	Value of the exposure in the event of default.

								12/31/2013
(millions of euros) Categories of Exposure	On balance sheet reasigned exposure (1)	Off balance sheet reasigned exposure (2)	Exposure reassigned (3) (1+2)	EAD (4)	PD-TTC (%)	DLGD (%)	RWA	RW (%)
Central governments or central banks	2,707	808	3,515	3,115	1.36	37.55	213	6.84%

From AAA to AA-	1,097	153	1,250	1,177	0.02	31.14	37	3.14%
From A+ to A-	1,147	527	1,674	1,409	0.10	42.57	7	0.52%
From BBB+ to BBB-	337	104	441	389	0.17	40.02	32	8.11%
From BB+ to BB-	53	22	75	64	0.79	21.47	46	72.47%
From B+ to B-	37	0	37	37	6.52	42.99	55	148.16%
C	0	0	0	0	21.16	40.23	0	228.57%
D	36	2	38	37.22	100.00	46.43	36	95.42%

Institutions	80,993	8,161	89,155	85,558	0.57	19.33	12,403	14.50%

From AAA to AA-	11,242	415	11,657	11,459	0.04	17.78	246	2.15%
From A+ to A-	37,307	1,464	38,771	38,189	0.08	17.43	2,346	6.14%
From BBB+ to BBB-	24,221	6,010	30,231	27,534	0.25	23.71	6,437	23.38%
From BB+ to BB-	6,516	215	6,731	6,640	0.79	13.65	1,731	26.06%
From B+ to B-	1,122	40	1,162	1,142	3.54	13.29	501	43.88%
C	381	2	383	382	21.21	44.86	975	255.32%
D	206	14	221	211.96	100.00	42.89	167	78.94%

Corporates	63,196	49,507	112,703	89,644	14.09	40.60	56,098	62.58%

Of which: Total exposures assigned to obligor grades or pools of exposures.	52,388	47,165	99,553	77,454	14.09	40.60	44,931	58.01%
From AAA to AA-	983	2,660	3,643	2,334	0.03	39.45	251	10.77%
From A+ to A-	3,354	11,897	15,251	9,510	0.08	42.33	2,305	24.24%
From BBB+ to BBB-	17,547	21,872	39,419	29,335	0.22	36.98	10,085	34.38%
From BB+ to BB-	10,812	7,512	18,324	15,002	0.73	41.00	10,044	66.95%
From B+ to B-	8,489	1,951	10,441	9,479	5.04	40.51	11,956	126.13%
C	1,616	394	2,010	1,808	14.70	38.31	3,205	177.26%
D	9,587	879	10,465	9,987	100.00	49.74	7,084	70.94%
Of which: Specialist finance	10,808	2,341	13,149	12,190			11,167	91.61%

Retail	84,850	11,186	96,037	86,750	7.15	20.13	22,957	26.46%

Of which: Secured by real estate collateral	72,446	383	72,829	72,470	6.85	14.21	12,727	17.56%
From AAA to AA-	26,246	231	26,477	26,261	0.03	11.00	296	1.13%
From A+ to A-	12,570	46	12,616	12,573	0.07	11.86	298	2.37%
From BBB+ to BBB-	12,286	73	12,359	12,291	0.23	15.30	896	7.29%
From BB+ to BB-	9,877	27	9,903	9,879	0.83	16.23	1,874	18.97%
From B+ to B-	4,968	4	4,972	4,968	5.68	19.85	3,503	70.50%
C	2,393	2	2,395	2,393	18.78	21.02	2,846	118.92%
D	4,106	—	4,106	4,106	100.00	22.97	3,015	73.43%
Of which: Qualifying revolving retail	6,544	10,616	17,160	9,273	6.90	77.26	7,650	82.50%
From AAA to AA-	271	1,773	2,044	794	0.03	41.94	9	1.14%
From A+ to A-	96	344	440	199	0.06	42.70	5	2.34%
From BBB+ to BBB-	367	1,019	1,386	542	0.27	67.85	58	10.72%
From BB+ to BB-	1,711	3,844	5,555	2,498	1.01	79.44	819	32.80%
From B+ to B-	2,998	3,018	6,016	3,959	5.00	84.37	4,205	106.23%
C	928	617	1,545	1,110	21.88	81.82	2,444	220.17%
D	172	1	172	172	100.00	85.11	110	63.97%
Of which: Other retail assets	5,860	187	6,048	5,006	11.98	45.27	2,580	51.53%
From AAA to AA-	895	—	896	895	0.03	45.73	45	5.03%
From A+ to A-	214	—	215	214	0.07	59.24	24	11.42%
From BBB+ to BBB-	628	56	683	656	0.22	57.48	172	26.21%
From BB+ to BB-	1,337	66	1,404	417	0.87	56.17	238	56.99%
From B+ to B-	2,056	48	2,104	2,086	4.85	33.52	1,574	75.44%
C	312	16	328	320	23.54	51.58	383	119.92%
D	417	1	419	417.91	100.00	60.98	144	34.41%

Equity PD/LGD Method	7,516	—	7,516	7,516	0.39	81.34	9,872	131.36%

From A+ to A-	238	—	238	238	0.09	65.00	166	69.66%
From BBB+ to BBB-	6,646	—	6,646	6,646	0.19	83.28	8,254	124.19%
From BB+ to BB-	299	—	299	299	0.83	69.41	572	191.60%
From B+ to B-	332	—	332	332	4.32	65.00	880	264.94%

TOTAL BY CATEGORY AND OBLIGOR GRADE	239,262	69,662	308,925	272,582	7.13	28.51	101,543	35.83%

Notes

(2)	Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3)	This refers to exposure following the application of risk mitigation techniques.
(4)	Value of the exposure in the event of default.

The information contained in the above tables is set out below in graphic format:

CHART 7: Advanced measurement approach: EAD by obligor category

CHART 8: Advanced measurement approach: Average weighted PD by EAD

CHART 9: Advanced measurement approach: Average weighted DLGD by EAD

CHART 10: Advanced measurement approach: Average weighted risk by EAD

The following table presents the main variations in the year in terms of RWAs for the Credit Risk advanced measurement approach:

TABLE 35: Variations in the period in terms of RWAs for the Credit Risk advanced measurement approach

€ million
Credit risk (IRB)
RWA Dec 13	92,200
Effects
Activity	-1,382
Changes in RW	-8.094
Regulatory changes	1,418
Model roll-out	11,085
Exchange rate	1.729
Other	-2,098
RWA Dec 14	94,858

The main changes during this year are basically due to:

•	Activity: Net effect of the trend in credit activity in Spain and Mexico.

•	Changes in RW: Reduction in the weightings after the process of calibration and updating of the parameters, together with the use of new rating and scoring tools.

•	Regulatory changes: Basically due to the new elements related to the application of adjustments due to asset correlation.

•	Model roll-out: Caused by the entry into advanced portfolio models of both BBVA S.A. and Bancomer companies.

•	Exchange rate: Due basically to the depreciation of the euro against the Mexican peso, which has resulted in an increase in EAD and thus in the RWAs, as explained in section 1.5.4.2 of this document.

•	Other: Fall caused by the phased-in application of the support factor for SMEs by the other geographical areas where the Group is present.

4.5.3.	Comparative analysis of the estimates made

The following charts compare the expected loss adjusted to the cycle calculated according to the Group’s core internal models approved by the Bank of Spain, with the effective loss incurred between 2001 and 2014. They also present the average effective loss between 2001 and 2014 in accordance with the following:

•	Estimated expected loss calculated with the internal models calibrated to 2014, and adjusted to the economic cycle (light green line), i.e. the annual average expected loss in an economic cycle.

•	Effective loss (light blue dotted line) calculated as the ratio of gross additions to NPA over the average observed exposure multiplied by the estimated point in time severity.[2]

•	Effective average loss (2001-2014), which is the average of effective losses for each year (light blue solid line).

The effective loss is the annual loss incurred. It must be less than the expected loss adjusted to the cycle in the best years of an economic cycle, and greater during years of crisis.

The comparison has been made for the portfolios of Mortgages, Consumer Finance, Credit Cards (2004-2014 window) and Automobiles (retail) and SMEs and Developers, all of them in Spain and Portugal. In Mexico, the comparison has been carried out for the Credit Card portfolio (2005-2014 window) and SMEs and Large Companies (2006-2014 window). In the categories of Institutions (Public and Financial Institutions) and Corporate, historical experience shows that there is such a small number of defaulted exposures (Low Default Portfolios) that it is not statistically significant, and hence the comparison is not shown.

The charts show that during the years of biggest economic growth, in general the effective loss was significantly lower than the expected loss adjusted to the cycle calculated using internal models.

The contrary was the case after the start of the crisis. This is in line with the major economic slowdown and the financial difficulties of households and companies, above all in the case of developers and construction companies.

The fact that in some portfolios the average observed loss is greater than the estimated loss is coherent with the fact that the observed time window may be worse than what would be expected in a complete economic cycle. In fact, this window has fewer expansive years (6) than crisis years (8). This is not representative of a complete economic cycle.

Retail Mortgages:

[2]	The LGD (PIT) methodology allows for a better approximation of observed losses. For more recent years, given that the recovery processes have not concluded, the best estimate of final LGD is included.

CHART 11: Comparative analysis of expected and incurred loss: Retail mortgages

Starting in 2007, the effective losses are above the expected loss adjusted to the cycle, as they are losses incurred in years of crisis. However, the average of effective losses in this period is notably lower than that adjusted to the cycle. This demonstrates the conservative nature of the estimate.

Consumer finance:

The chart shows that during the years of biggest economic growth the effective loss was lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. This is in line with the major economic slowdown and the financial difficulties of households.

CHART 12: Comparative analysis of expected and incurred loss: Consumer finance

Credit cards.

As in the case of Mortgages and Consumer Finance, the observed loss is lower than the Expected Loss adjusted to the cycle calculated using internal models at best periods of the cycle, and higher during its worst periods.

CHART 13: Comparative analysis of expected and incurred loss: Credit cards

Automobiles:

In this case the expected loss adjusted to the cycle continues to be higher than the average effective losses for the last 14 years, which suggests the conservative nature of the estimate.

CHART 14: Comparative analysis of expected and incurred loss: Automobiles

SMEs and Developers:

Once again it can be seen that during the years of biggest economic growth the effective loss is lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. The great difficulties faced by companies, particularly those engaged in development and construction businesses, are reflected in an observed loss higher than the loss adjusted to the cycle estimated by the internal models.

The expected loss adjusted to the cycle is lower than the average effective losses for the last 13 years, which is consistent with the fact that the observed window is worse than what would be expected over a complete economic cycle (more years of crisis than of economic boom).

CHART 15: Comparative analysis of expected and incurred loss: SMEs and Developers

Mexico Credit Cards:

In the case of Bancomer’s credit card portfolio we can see how the average Expected Loss for the cycle calculated using internal models is below the average observed losses. The reason is the use of an observation window which is unrepresentative of a complete economic cycle (the estimate would include comparatively more years of crisis than of economic growth).

CHART 16: Comparative analysis of expected and incurred loss: Mexico Credit Cards

Mexico Corporates:

In the case of the Bancomer Corporates portfolio the average Expected Loss of the cycle calculated using internal models is slightly below the average of observed losses. The last two/three years would show a behavior that is very close to this average for the cycle, which corroborates the improvement observed in these portfolios with respect to the worst years of the crisis.

CHART 17: Comparative analysis of expected and incurred loss: Mexico Corporates

4.5.3.1.	Impairment losses

The table below shows the balance of specific, generic and country risk allowances for losses, by exposure categories, as of December 31, 2014 and 2013.

TABLE 36: Balance of specific, generic and country risk allowances for losses, by exposure category

(millions of euros) Categories of Exposure	Loan-loss provisions	Loan-loss provisions
	2014	2013
Central governments or central banks	4	2

Institutions	78	76

Corporates	6,711	6,717

Retail	1,620	1,566

Of which: Secured by real estate collateral	721	676
Of which: Qualifying revolving retail	516	532
Of which: Other retail assets	384	357

TOTAL	8,413	8,362

4.5.4.	Weightings of specialized lending exposures

The solvency regulation stipulates that the consideration of specialized lending companies is to apply to legal entities with the following characteristics:

•	The exposure is to an entity created specifically to finance and/or operate physical assets

•	The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.

•	The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.

The following table presents the exposures assigned to each one of the risk weightings of the specialized lending exposures as of December 31, 2014 and 2013:

TABLE 37: Exposures assigned to each one of the risk weightings of the specialized lending exposures

(millions of euros) Risk weighting	Scale	Original exposure (1)
		2014	2013
1	50%	0	0
	70%	6,158	5,536

2	70%	0	0
	90%	4,530	5,074

3	115%	1,310	1,071

4	250%	488	908

5	0%	457	560

TOTAL		12,942	13,149

Note

(1)	Gross exposure prior to the application of risk mitigation techniques.

4.5.5.	Risk weightings of equity exposures

The following table presents the exposures assigned to each one of the risk weightings of equity exposures as of December 31, 2014 and 2013.

TABLE 38: Exposures assigned to each one of the risk weightings of the equity exposures

(millions of euros) Risk weighting	Original exposure
	2014	2013
Risk Weighting, Simple Method	3,980	830

190%	479	596
250%	3,266	0
290%	134	140
370%	102	93

PD/LGD Method	6,462	7,613

AA	0	0
AA-	0	0
A	0	238
A-	0	0
BBB+	2,982	3,552
BBB	3,022	1,835
BBB-	12	1,260
BB+	40	231
BB	77	64
BB-	0	3
B+	233	15
B	3	317
B-	0	0
C	93	98

Internal Models Method	254	375

TOTAL	10,696	8,818

The main variations in the period are analyzed in section 7 of the report.

4.6.	Information on securitizations

4.6.1.	General characteristics of securitizations

4.6.1.1.	Purpose of securitization

The Group’s current policy on securitization involves a program of recurrent issue, with a deliberate diversification of securitized assets that adjusts their volume to the Bank’s capital requirements and to market conditions.

This program is complemented by all the other finance and equity instruments, thereby diversifying the need to resort to wholesale markets.

The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorizations obtained directly from the Board of Directors or from the Executive Committee.

The main aim of securitization is to serve as an instrument for the efficient management of the balance sheet, above all as a source of liquidity at an efficient cost, obtaining liquid assets through eligible collateral, as a complement to other financial instruments. In addition, there are other secondary objectives associated with the use of securitization instruments, such as freeing up of regulatory capital by transferring risk and the freeing of potential excess generic provisions, provided that the volume of the first-loss tranche and the ability to transfer risk allow it.

4.6.1.2.	Functions pursued in the securitization process and degree of involvement

The Group’s degree of involvement in its securitization funds is not usually restricted to the mere role of assignor and administrator of the securitized portfolio.

CHART 18: Functions carried out in the securitization process and degree of involvement of the Group

As can be seen in the above chart, the Group has usually taken additional roles such as:

•	Payment Agent.

•	Provider of the treasury account.

•	Provider of the subordinated loan and of the loan for start-up costs, with the former being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.

•	Administrative agent of the securitized portfolio

The Group has not assumed the role of sponsor of securitizations originated by third-party institutions.

The Group’s balance sheet maintains the first-loss tranches of all securitizations performed.

It is worth noting that the Group has not modified its model for the generation of securitization operations since the credit crunch, which began in July 2007. Accordingly:

•	There have been no transfers of risk through synthetic securitizations. All operations have involved traditional securitizations with simple structures in which the underlying assets were loans or financial leasing.

•	It has not been involved in recurrent structures such as conduits or SIVs. All its issues have been one-offs, with no mandatory commitments for asset repackaging or the replacement of loans.

4.6.1.3.	Methods used for the calculation of risk-weighted exposures in its securitization activity

The methods used to calculate risk-weighted exposures in securitizations are:

•	The standardized approach: when this method is used for fully securitized exposures, in full or in a predominant manner if it involves a mixed portfolio.

•	The IRB approach: when internal models are used for securitized exposures, in full or in a predominant manner. Within the alternatives of the IRB approach, use is made of the model based on external ratings.

4.6.2.	Risk transfer in securitization activities

A securitization fulfills the criterion of significant and effective transfer of risk, and therefore falls within the solvency framework of the securitizations, when it meets the conditions laid down in Articles 244.2 and 243.2 of the solvency regulation.

4.6.3.	Investment or retained securitizations

The table below shows the amounts in terms of EAD of investment and retained securitization positions by type of exposure, tranches and weighting ranges corresponding to securitizations. In the case of originated securitizations, only those in which the Group fulfills the criteria for transfer of risk as of December 31, 2014 and 2013 are included.

TABLE 39: Amounts in terms of EAD of investment and retained securitization positions

											12/31/2014
			EAD broken down by ECAI (1)
			Standardized				Advanced
(millions of euros) Security Type	Exposure Type	Tranche	20%	40%;50%; 100%;225%; 350%;650%	1250%	Total Standardized	RW<15%	15%<RW<1250%	1250%	Total Advanced	Total
Investment	Balance-sheet exposure	Preferential	2058	0	0	2058	63	0	0	63	2121
		Intermediate	0	325	0	325	0	793	0	793	1117
		First-loss	0	0	0	0	0	0	0	0	0
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0	0	0	0

TOTAL			2058	325	0	2383	63	793	0	856	3239

Retained	Balance-sheet exposure	Preferential	3	0	0	3	22	0	0	22	25
		Intermediate	0	45	0	45	0	0	0	0	45
		First-loss	0	0	135	135	0	0	145	145	280
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0	0	0	0

TOTAL			3	45	135	183	22	0	145	167	351

(1)	Those deducted from capital are excluded

											12/31/2013
			EAD broken down by ECAI tranches
			Standardized				Advanced
(millions of euros) Security Type	Exposure Type	Tranche	20%	40%;50%;100%;225%; 350%;650%	1250%	Total Standardized	RW<15%	15%<RW<1250%	1250%	Total Advanced	Total
Investment	Balance-sheet exposure	Preferential	4,291	0	0	4,291	11	0	0	11	4302
		Intermediate	0	116	0	116	0	761	0	761	878
		First-loss	0	0	6	6	0	0	10	10	16
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0	0	0	0

TOTAL			4,291	116	6	4,413	11	761	10	782	5195

Retained	Balance-sheet exposure	Preferential	11	0	0	11	28	0	0	28	39
		Intermediate	0	89	0	89	0	25	0	25	113
		First-loss	0	0	197	197	0	0	75	75	272
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0	0	0	0

TOTAL			11	89	197	297	28	25	75	128	424

(1)	Those deducted from capital are excluded

Below are details of the RWAs by model, as well as the main variations during the period:

TABLE 40: Distribution of securitizations subject to risk weighting and deducted from capital

€ million
Securitization Risk
Category	Model	RWAs
1. Subject to risk weighting	Standardized	1,065
	Advanced	712

Subtotal 1		1,777

2. Deducted from capital	Standardized	1,738
	Advanced	237

Subtotal 2		1,975

TOTAL		3,752

TABLE 41: Variations in terms of RWAs of investment and retained securitizations

€ million
Securitization Risk
RWAs Dec 13	2,913
Effects
Activity	-448
Changes in RW	-620
Regulatory changes	0
Exchange rate	0
Other	-67
RWAs Dec 14	1,777

Variation in RWAs is due to:

•	Activity: Amortization of securitizations, mainly United States investors.

•	Changes in RW: Improvement in the asset quality associated with United States securitizations (€470 million approximately) and a general fall in the maximum ceiling for securitizations (originating), which now consume the limit fixed by the applicable regulation corresponding to the underlying assets, supposing an impact (mainly in Spain) of around €150 million.

4.6.4.	Originated securitizations

4.6.4.1.	Rating agencies used

The rating agencies that have been involved in the Group’s issues that fulfill the criteria of risk transfer and fall within the securitizations solvency framework are, generally, Fitch, Moody’s, S&P and DBRS.

In all the SSPEs, the agencies have assessed the risk of the entire issuance structure:

•	Awarding ratings to all bond tranches.

•	Establishing the volume of the credit enhancement.

•	Establishing the necessary triggers (early termination of the restitution period, pro-rata amortization of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, among others).

In each and every one of the issues, in addition to the initial rating, the agencies carry out regular quarterly monitoring.

4.6.4.2.	Breakdown of securitized balances by type of asset

The next tables give the current outstanding balance, non-performing exposures and impairment losses recognized in the period corresponding to the underlying assets of originated securitizations, in which risk transfer criteria are fulfilled, broken down by type of asset, as of December 31, 2014 and 2013.

TABLE 42: Breakdown of securitized balances by type of asset

			12/31/2014
Million euros Type of asset	Current balance	Of which: Non-Performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	155	24	1
Credit cards	0	0	0
Financial leasing	206	26	1
Lending to corporates	296	46	7
Consumer finance	142	11	22
Receivables	0	0	0
Securitization balances	0	0	0
Other	0	0	0

TOTAL	798	108	32

Notes

(1)	It includes the total amount of exposures impaired for reasons of default or for other reasons.

			12/31/2013
(millions of euros) Type of asset	Current balance	Of which: Non-Performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	182	15	61
Credit cards	0	0	0
Financial leasing	286	30	5
Lending to corporates	435	54	7
Consumer finance	309	25	20
Receivables	0	0	0
Securitization balances	0	0	0
Other	0	0	0

TOTAL	1,212	124	93

Notes

(1)	It includes the total amount of exposures impaired for reasons of default or for other reasons.

In 2014 and 2013, there were no securitizations that fulfill the transfer criteria according to the requirements of the solvency regulation, and, therefore, no results were recognized.

BBVA has been the structurer of all transactions effected since 2006 (excluding the Unnim transactions).

The table below shows the outstanding balance of underlying assets of securitizations originated by the Group, in which risk transfer criteria are not fulfilled. These, therefore, are not included in the solvency framework for securitizations; the capital exposed is calculated as if they had not been securitized:

TABLE 43: Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

(millions of euros) Type of asset	Current balance
	2014	2013
Commercial and residential mortgages	22,916	19,404
Credit cards	0	0
Financial leasing	14	25
Lending to corporates	2,525	3,760
Consumer finance	1,071	1,209
Receivables	0	0
Securitization balances	58	0
Mortgage-covered bonds	0	0
Other	0	75

TOTAL	26,584	24,474

4.7.	Information on credit risk mitigation techniques

4.7.1.	Hedging based on netting operations on and off the balance sheet

Within the limits established by the rules on netting in each one of its operating countries, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., ISDA or CMOF) that include the netting of off-balance sheet transactions.

The text of each agreement in each case determines the transactions subject to netting.

The mitigation of counterparty risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (current market value plus potential risk).

As pointed out above, financial assets and liabilities may be the object of netting, in other words presentation for a net amount on the balance sheet, only when the Group’s entities comply with the provisions of IAS 32—Paragraph 42, and thus have the legal right to offset the amounts recognized, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.

4.7.2.	Hedging based on collaterals

4.7.2.1.	Management and valuation policies and procedures

The procedures for management and valuation of collateral are included in the Policies and Procedures for Retail and Wholesale Credit Risk.

These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers.

Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the obligor that enables them to service the debt, together with the existence of suitable and sufficient collaterals that ensure the recovery of the credit when the obligor’s circumstances render them unable to meet their obligations.

The valuation of the collateral is governed by prudential principles that involve the use of appraisal for real-estate collaterals, market price for shares, quoted value of shares in a mutual fund, etc.

The milestones under which the valuations of the collaterals must be updated in accordance with local regulation are established under these prudential principles.

With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with local regulations that govern their level of relationship and dependence with the Group and their recognition by the local regulator. These valuations will be updated by statistical methods, indices or appraisals of goods, which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.

All collateral assigned is to be properly instrumented and recorded in the corresponding register, and approved by the Group’s legal units.

4.7.2.2.	Types of collaterals

As collateral for the purpose of calculating equity, the Group uses the coverage established in the solvency regulations. The following are the main collaterals available in the Group:

•	Mortgage collateral: The collateral is the property upon which the loan is arranged.

•	Financial collateral: Their object is any one of the following financial assets, as per articles 197 and 198 of the solvency regulations.

•	Cash deposits, deposit certificates or similar securities.

•	Debt securities issued for the different categories.

•	Shares or convertible bonds.

•	Other property and rights used as collateral: The following property and rights are considered acceptable as collateral as per article 200 of the solvency regulations.

•	Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favor of the latter.

•	Life insurance policies pledged in favor of the lending credit institution.

•	Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.

The value of the exposure covered with financial collateral and other collateral calculated using the standardized approach is as follows:

TABLE 44: Exposure covered with financial collateral and other collateral calculated using the standardized approach

	STANDARDIZED APPROACH		ADVANCED MEASUREMENT APPROACH
2014 (millions of euros) Categories of Exposure	Exposure covered by financial collateral	Exposure covered by other eligible collateral	Exposure covered by financial collateral	Exposure covered by other eligible collateral
Central governments or central banks	3,000	0	1	7
Regional governments or local authorities	14	0	0	0
Public sector entities	362	38	0	0
Multilateral Development Banks	0	0	0	0
International organizations	0	0	0	0
Institutions	391	2	59,901	1,670
Corporates	3,219	145	38,878	4,549
Retail	1,276	59	0	0
Secured by mortgages on immovable property	129	306	0	0
Exposures in default	98	15	0	0
Items associated with particularly high risk	2	0	0	0
Covered bonds	0	0	0	0
Short-term claims on institutions and corporate	229	0	0	0
Collective investments undertakings (CIU)	74	0	0	0
Other exposures	3	0	0	0

TOTAL EXPOSURE VALUE AFTER GUARANTEES	8,796	564	98,781	6,225

	STANDARDIZED APPROACH		ADVANCED MEASUREMENT APPROACH
2013 (millions of euros) Categories of Exposure	Exposure covered by financial collateral	Exposure covered by other eligible collateral	Exposure covered by financial collateral	Exposure covered by other eligible collateral
Central governments or central banks	8,443	0	7	0
Regional governments or local authorities	25	19	0	0
Public sector entities	170	0	0	0
Multilateral Development Banks	0	0	0	0
International organizations	0	0	0	0
Institutions	716	30	36,657	1,348
Corporates	1,823	358	9,724	57,810
Retail	1,345	96	0	0
Secured by mortgages on immovable property	58	305	0	0
Exposures in default	34	15	0	0
Items associated with particularly high risk	5	0	0	0
Covered bonds	0	0	0	0
Short-term claims on institutions and corporate	0	0	0	0
Collective investments undertakings (CIU)	554	0	0	0
Other exposures	10	0	0	0

TOTAL EXPOSURE VALUE AFTER GUARANTEES	13,183	824	46,387	59,158

4.7.3.	Hedging based on personal collaterals

According to the solvency regulations, signature collaterals are personal collaterals, including those arising from credit insurance, that have been granted by the providers of coverage defined in articles 201 and 202 of the solvency regulations.

For the purpose of hedge accounting, on December 31, 2014 the Group had a residual amount of €20 million in credit derivatives used for the lending portfolio.

In the category of Retail exposure under the advanced measurement approach, collaterals impact on the PD and do not reduce the amount of the credit risk in EAD.

The total value of the exposure covered with personal collaterals is as follows:

TABLE 45: Exposure covered by personal collaterals. Standardized and advanced approach

(millions of euros)	Exposure covered by personal guarantees
Categories of Exposure	2014	2013
Central governments or central banks	0	0
Regional governments or local authorities	86	2,329
Public sector entities	2,661	123
Multilateral Development Banks	0	0
International organizations	0	0
Institutions	1	0
Corporates	2,238	3,456
Retail	996	1,541
Secured by mortgages on immovable property	1,229	974
Exposures in default	514	1,896
Items associated with particularly high risk	139	182
Covered bonds	0	0
Institutions and corporates with credit quality, short-term	0	0
Collective investments undertakings (CIU)	0	0
Other exposures	1,230	303

TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER STANDARDIZED APPROACH	9,094	10,804

Central governments or central banks	649	581
Institutions	847	1,026
Corporates	5,948	6,184

TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER ADVANCED APPROACH	7,444	7,791

TOTAL	16,538	18,595

4.7.4. Risk concentration

BBVA has established the measurement, monitoring and reporting criteria for the analysis of large credit exposures that could represent a risk of concentration, with the aim of collateraling their alignment with the risk appetite defined in the Group.

In particular, measurement and monitoring criteria are established for large exposures at the level of individual concentrations, concentrations of retail portfolios and wholesale sectors, and geographical concentrations.

A quarterly measurement and monitoring process has been established for reviewing the risks of concentration.

4.8.	RWA density by geographical area

A summary of the average weighting percentages by exposure category existing in the main geographical areas in which the Group operates is shown below, for the purpose of obtaining an overview of the entity’s risk profile in terms of RWAs.

TABLE 46: Breakdown of RWA density by geographical area and approach

2014	RWA density
(millions of euros) Category of exposure	TOTAL	Spain	Eurasia	Mexico	U.S.	South America	Rest of the World
Central governments or central banks	28%	0%	10%	0%	1%	101%	0%
Deferred tax assets	100%	100%	0%	0%	0%	0%	0%
Regional governments or local authorities	45%	21%	23%	24%	60%	46%	0%
Public sector entities	53%	15%	94%	48%	5%	82%	0%
Multilateral Development Banks	30%	20%	0%	0%	0%	66%	0%
International organizations	0%	0%	0%	0%	0%	0%	0%
Institutions	23%	0%	22%	20%	18%	29%	21%
Corporates	93%	94%	99%	70%	91%	99%	100%
Retail	71%	67%	69%	75%	68%	72%	75%
Secured by mortgages on immovable property	38%	37%	40%	36%	37%	41%	36%
Exposures in default	104%	107%	101%	100%	101%	100%	100%
Items associated with particularly high risk	90%	90%	0%	0%	0%	0%	0%
Covered bonds	20%	0%	0%	20%	0%	0%	0%
Short-term claims on institutions and corporate	23%	22%	0%	0%	21%	31%	0%
Collective investments undertakings (CIU)	28%	20%	20%	0%	20%	100%	0%
Other exposures	55%	93%	13%	43%	32%	30%	0%
Securitized positions	41%	291%	0%	58%	26%	0%	0%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	53%	40%	45%	32%	62%	76%	57%

Central governments or central banks	8%	33%	3%	12%	1%	11%	16%
Institutions	11%	15%	7%	3%	17%	24%	14%
Corporates	59%	59%	56%	74%	39%	50%	66%
Retail	24%	18%	8%	97%	6%	11%	7%
Equity Exposures	204%	180%	217%	236%	272%	248%	308%
Securitized positions	70%	71%	0%	0%	5%	0%	104%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	37%	33%	32%	87%	29%	67%	53%

TOTAL CREDIT RISK DILUTION AND DELIVERY	45%	35%	36%	50%	58%	76%	53%

Note: Positions in equity are not included.

As shown, the Group has a RWA density below 50%, with the lowest densities concentrated in the euro zone countries (in line with the rest of Spanish peers) and the highest in the Americas. The reason for this lies in:

•	The weight that the advanced measurement approaches represent in Spain with respect to the rest of the countries in which the Group operates, as explained in section 4.2.3.

•	The RWs applied to European PAs represent a small percentage with respect to the RWs applied to the PAs outside the euro zone.

•	Moreover, the exposures in Europe with institutional counterparties (which have a low associated RW) represent a higher percentage of the portfolio’s total than in the rest of the Group’s countries.

5. Market risk in trading book activities

Differences in the trading book for the purposes of applying the solvency regulations and the Accounting Circular

Internal models

•	Scope of application

•	Features of the models used

•	Stress testing

•	Backtesting

5.1.	Differences in the trading book for the purposes of applying the solvency regulations and the Accounting Circular

According to the solvency regulations, the trading book shall be made up of all the positions in financial instruments and commodities that the credit institution holds for the purpose of trading or that act as hedging for other elements in this book.

With respect to this book, the rule also refers to the need to establish clearly defined policies and procedures.

For this purpose, regulatory trading book activities defined by the BBVA Group include the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.

The trading book as an accounting concept is not confined to any business area, but rather follows the true reflection criteria laid down in the accounting regulations. Included in this category are all the financial assets and liabilities originated, acquired or issued with the aim of short-term redemption or repurchase, whether they are part of a jointly-managed portfolio of instruments for which there is evidence of recent action to obtain short-term gains, or derivative instruments that do not comply with the definition of a collateral contract and have not been designated as hedge accounting instruments. Hence, for example, all derivatives are booked as accounting trading book unless they are hedging derivatives, regardless of whether or not they are part of the Trading units’ exposure or they come from other business areas.

5.2.	Standardized approach

The positions subject to the application of the standardized approach in the calculation of the capital requirements for market risk have a limited weight on the total exposure in the Group’s trading books (around 17%).

The amount of required capital amounts to €234 million, as described in section 3.1 of this document.

With respect to 2013, there is an increase of €10 million in the requirements, due mainly to the increase in the book position.

5.3.	Internal models

5.3.1 Scope of application

For the purposes of calculating capital as approved by the Bank of Spain, the scope of application of the internal market risk model extends to BBVA S.A. and BBVA Bancomer Trading Floors.

Below are the items on the consolidated balance sheet (for accounting purposes) of the above entities subject to market risk, indicating the part whose measurement falls within the internal VaR models:

TABLE 47: Trading Book. Items on the balance sheet subject to market risk under internal model

	Million euros
	Main market risk metrics
2014 Items on the Group’s consolidated balance sheet subject to market risk	VaR	Other*
Assets subject to market risk
Trading book	74,744	825
Available-for-sale financial assets	99	62.007
Of which: Equity instruments	—	6,373
Hedging derivatives	404	1.890
Liabilities subject to market risk
Trading book	50,457	2,675
Hedging derivatives	1,085	979

(*)	Mainly includes the assets and liabilities whose measurement is part of the structural risk management framework (ALCO).

The trading book subject to the internal model (BBVA S.A. and Bancomer) represents a gross amount of 116,000 million, accounting for 83% of the Group’s total trading book.

5.3.2 Features of the models used

The measurement procedures are established in terms of the possible impact of negative market conditions, both under ordinary circumstances and in situations of tension, on the trading book of the Group’s Global Markets units.

The standard metric for measuring market risk is Value at Risk (VaR), which indicates the maximum losses that may be incurred in the portfolios at a given confidence level (99%) and time horizon (one day).

This statistic is widely used in the market and has the advantage of summarizing in a single metric the risks inherent in trading activity, taking into account the relations between all of them, and providing the forecast of the losses that the trading book might incur as a result of price variations in equity markets, interest rates, exchange rates and commodities. In addition, for certain positions, other risks also need to be considered, such as credit spread risk, basis risk, volatility and correlation risk.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model for the calculation of capital for the risk positions in the trading book of BBVA, S.A. and BBVA Bancomer which, together, contribute more than 80% of the market risk of the Group’s trading book.

The model used estimates the VaR in accordance with the “historical simulation” methodology, which involves estimating the losses and gains that would have been incurred in the current portfolio if the changing market conditions that occurred over a given period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

•	VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance.

•	VaR with smoothing, which weighs more recent market information more heavily. This metric is supplementary to the one above.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, but be lower when they present upturns in uncertainty.

Furthermore, and following the guidelines established by Spanish and European regulators, BBVA incorporates additional VaR metrics to fulfill the regulatory requirements issued by the Bank of Spain for the purpose of calculating capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (which follow the guidelines set out by Basel 2.5) are as follows:

•	VaR: In regulatory terms, the charge for VaR Stress is added to the charge for VaR and the sum of both (VaR and VaR Stress) is calculated. This quantifies the loss associated with movements in the risk factors inherent in market operations (interest rate, FX, RV, credit, etc.). Both VaR and VaR Stress are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•	Specific Risk: IRC. Quantification of non-performing risk and downgrade risk in the rating of some positions held in the portfolio, such as bonds and credit derivatives. The specific risk capital for IRC is a charge used exclusively for geographical areas with an approved internal model (BBVA S.A. and Bancomer). The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or default status of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

•	Specific Risk: Securitizations and Correlation Portfolios. Capital charge for the securitizations and the correlation portfolio for potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to FTD-type market operations and/or market CDO tranches, and only for positions with an active market and hedging capacity.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a given level of probability (backtesting), as well as measurements of the impact of extreme market events on the risk positions held (stress testing). Backtesting is performed at the trading desk level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.

The current market risk management structure includes the monitoring of limits. This monitoring consists of a system of limits based on VaR (Value at Risk) and economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are proposed by the market risk unit and approved by the Executive Committee on an annual basis, once they have been submitted to the GRMC and the Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. Moreover, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.

5.3.2.1 Market risk in 2014

The average VaR for 2014 stood at €23 million, as in 2013, with a maximum level in the year reached on October 16, which amounted to €28 million and was due to the uncertainty about the recovery of the Greek economy.

The following tables show VaR without smoothing by risk factor for the Group:

CHART 19: Trading Book. Trends in VaR without smoothing

TABLE 48: Trading Book. VaR without smoothing by risk factors

(millions of euros) VaR by risk factors	Interest-rate and spread risk	Exchange-rate risk	Equity risk	Vega/correlation risk	Diversification effect (*)	Total
2,014
Average VaR for the period						23
Maximum VaR for the period	31	6	4	10	(22)	28
Minimum VaR for the period	24	4	3	11	(23)	20
VaR at end of period	30	5	2	7	(20)	25
2,013
Average VaR for the period						23
Maximum VaR for the period	39	4	2	13	(24)	34
Minimum VaR for the period	19	3	2	11	(18)	17
VaR at end of period	22	4	3	11	(18)	22

By type of market risk assumed by the Group’s trading book, the main risk factor in the Group continues to be the one linked to interest rates, with a weight of 67% of the total at the end of 2014 (this figure includes the spread risk), with the relative weight increasing compared to the close of 2013 (55%). The exchange-rate risk accounts for 12%, increasing on the figure for the same date the previous year (10%), while the equity and volatility and correlation risks are down, with a weight of 5% and 16, respectively, at the close of 2014 (8% and 27% at the close of 2013).

In accordance with article 455 e) of the solvency regulations –corresponding to the breakdown of information on internal market risk models–, the elements comprising the capital requirements referred to in articles 364 and 365 of those regulations are presented below.

TABLE 49: Trading Book. Market risk. Regulatory capital

		12/31/2014
Type of Risk € mill - 2014	Item	REGULATORY CAPITAL
		GM Europe, NY and Asia	GM Bancomer
Market Risk BIS II	VaR / CeR	102	83
Market Risk BIS II.5	VaR Stress	140	209
	IRC	95	82
	of which securitizations	23	7
	of which correlation	70	0

Total Market Risk		337	375

		12/31/2013
Type of Risk € mill - 2013	Item	REGULATORY CAPITAL
		GM Europe, NY and Asia	GM Bancomer
Market Risk BIS II	VaR / CeR	84	79
Market Risk BIS II.5	VaR Stress	106	154
	IRC	97	95
	Securitizations	5	2
	Correlation	12	0

Total Market Risk		287	328

The change is due mainly to the increase in exposure in internal models, specifically an increase in positioning in the bond portfolio and a slight increase in credit spreads.

5.3.2.2 Stress testing

All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.

Different stress test exercises are performed on the BBVA Group’s trading portfolios. Both local and global historical scenarios are used, which replicate the behavior of a past extreme event, for example, the collapse of Lehman Brothers or the Tequila crisis. These stress exercises are supplemented with simulated scenarios which aim to generate scenarios that have a significant impact on the different portfolios, but without being restricted to a specific historical scenario.

Lastly, for certain portfolios or positions, fixed stress test exercises are also prepared that have a significant impact on the market variables that affect those positions.

Historical scenarios

The base historical stress scenario in BBVA Group is that of Lehman Brothers, whose sudden collapse in September 2008 had a significant impact on the behavior of financial markets at a global level. The most relevant effects of this historical scenario include:

1) Credit shock: reflected mainly in the increase in credit spreads and downgrades of credit ratings.

2) Increased volatility in most financial markets (giving rise to much variation in the prices of the different assets (currencies, equity, debt)).

3) Liquidity shock in the financial systems, reflected in major fluctuations in interbank curves, particularly in the shortest sections of the euro and dollar curves.

TABLE 50: Trading Book. Impact on earnings in Lehman scenario

	Impact on earnings in Lehman scenario
Million euros	12/31/2014	12/31/2013
GM Europe	-29	-23
GM Bancomer	-50	-67
GM Argentina	-2	-5
GM Chile	-5	-6
GM Colombia	-2	-2
GM Peru	-13	-7
GM Venezuela	-3	-3

Simulated scenarios

Unlike the historical scenarios, which are fixed and, thus, do not adapt to the composition of portfolio risks at any given time, the scenario used to perform the economic stress exercises is based on the resampling method. This methodology is based on the use of dynamic scenarios that are recalculated on a regular basis according to what the main risks in the trading portfolios are. A simulation exercise is carried out in a data window wide enough to include different stress periods (data is taken from 1-1-2008 until today) by the re-sampling of historical observations. This generates a distribution of gains and losses that allows an analysis of the most extreme events in the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any given time; and the large number of simulations (10,000) means that the expected shortfall analysis can include richer information than that available in scenarios included in the VaR calculation.

The main features of this methodology are as follows:

a) The simulations generated follow the data correlation structure

b) It provides flexibility in terms of including new risk factors

c) It enables a great deal of variability to be introduced (which is desirable for considering extreme events)

The impact of the stress tests by simulated scenarios (Stress VaR 95% at 20 days, Expected Shortfall 95% at 20 days and Stress VaR 99% at 1 day - 30/06/2014) is shown below.

TABLE 51: Trading Book. Stress resampling

mill €	EUROPA	BANCOMER	PERU	VENEZUELA	ARGENTINA	COLOMBIA	CHILE
Expected Shortfall	-56	-35	-30	-9	-2	-3	-9

	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20D	95 20 D		99% Resampling
TOTAL	-73.1	-96.1	02/01/2008 - 07/10/2010	-35.0
GM Europe, NY and Asia	-34.1	-43.6	02/01/2008 - 02/12/2009	-17.8
GM Bancomer	-39.0	-52.5	09/10/2008 - 07/10/2010	-17.2

5.3.2.3 Backtesting

The Group’s market risk measurement model needs to have a backtesting or self-validation program that assures that the risk measurements being made are appropriate.

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The purpose of backtesting is to validate the quality and accuracy of the internal model used by BBVA Group to estimate the maximum daily loss for a portfolio, for a 99% confidence level and a time horizon of 250 days, by comparing the Group’s results and the risk measures generated by the model.

These tests confirmed that the internal market risk model used by BBVA S.A. and Bancomer is adequate and accurate.

Two types of backtesting were performed in 2014:

1.	“Hypothetical” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This validates that the market risk metric is appropriate for the end-of-day position.

2.	“Real” backtesting: the daily VaR is compared with the total results, including intraday operations, but deducting any possible allowances or commissions generated. This type of backtesting incorporates the intraday risk in the portfolios.

In addition, each of these two types of backtesting was performed at risk factor or business type level, thus providing a more in-depth comparison of results versus risk measures.

CHART 20: Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Hypothetical backtesting

CHART 21: Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Real backtesting

BBVA Bancomer:

CHART 22: Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Hypothetical backtesting

CHART 23: Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Real backtesting

The atypical value shown in the chart corresponds to June 5, coinciding with Banxico’s decision to reduce the reference interest rate by 50 basis points, with impacts seen in the domestic governmental and interbank curves, which fell on average by 37 and 38 basis points, both within 1 month.

5.3.3	Characteristics of the risk management system

The Group has a risk management system in place which is appropriate for the volume of risks managed, complying with the functions set out in the Corporate Policies on Market Risks in Market Activities.

The risk units must have:

•	A suitable organization (means, resources and experience) in line with the nature and complexity of the business.

•	Segregation of functions and independence in decision-making.

•	Performance under integrity and good governance principles, driving the best practices in the industry and complying with the rules, both internal (policies, procedures) and external (regulation, supervision, guidelines).

•	The existence of channels for communication with the relevant corporate bodies at local level according to their corporate governance system, as well as with the Corporate Area.

•	All market risks existing in the business units that carry out their activity in markets must be adequately identified, measured and assessed, and procedures must be in place for their control and mitigation.

•	The Global Market Risk Unit (GMRU), as the unit responsible for managing market risk at Group level, must promote the use of objective and uniform metrics for measuring the different types of risks.

The Group uses internal audit and validation procedures for the risk measurement model that are independent of the model development process.

6. Operational risk

Operational Risk definition

Operational Risk methodology

Model based on three lines of defense

Principles of BBVA’s Operational Risk management model

Methods employed

Description of the advanced measurement approaches

The Group’s Operational Risk profile

Governance of the Operational Risk model

6.1. Operational Risk definition

BBVA accepts the definition of Operational Risk proposed by the Bank for International Settlements (BIS) in Basel: “Operational Risk is defined as the one that could potentially cause losses as a result of human errors, inadequate or faulty internal processes, system failures or external events”. This definition excludes the strategic and/or business risk and the reputational risk (which is managed separately within BBVA Group).

The definition of Operational Risk (OR) in BBVA Group includes the following types of risk:

•	Processes.

•	External and internal fraud.

•	Technological.

•	Human resources.

•	Commercial practices.

•	Disasters.

•	Suppliers.

6.2. Operational Risk methodology

The Group has in place an integrated internal control and operational risk methodology.

This methodology identifies risks in organizational areas, generates analyses that prioritize risks according to the estimated residual risk (after incorporating control effects), links risks to processes and establishes an objective risk level for each risk type to identify and manage gaps by comparing it with the residual risk level. The Group has developed a corporate application to provide the required support for this methodology: STORM (Support Tool for Operational Risk Management), which includes modules of indicators and scenarios.

The Corporate Risk Area, through its Corporate Operational Risk Management (CORM) unit, will establish the criteria to apply for determining the BBVA Group companies in which the OR monitoring and management/mitigation tools described in section 3.3 should be implemented. These criteria will be based on both quantitative and qualitative aspects.

The scope of application of the OR management model revolves around the following elements:

•	Company

•	Process: in general, OR originates in the different activities/processes carried out in the Group.

•	Business line: because the type of the different operational risks to which the Group is exposed, and their impact, is substantially different for each line of business, considering this element is fundamental for effective management of OR. Each line has a characteristic risk profile: for example, the risk profile of retail banking is different in terms of type, impact and frequency than that of corporate banking, or the market activity.

6.3. Model based on 3 lines of defense

BBVA Group’s OR management model comprises 3 lines of defense:

1.	First line: management in business and support areas (hereinafter the Areas) of the OR in their products, activities, processes and systems.

The Areas must integrate OR management into their day-to-day activities, collaborating in the identification and assessment of risks, establishing the target risk, carrying out the controls and executing the mitigation plans for those risks whose residual risk level is higher than the acceptable one.

In all OR management areas, the Operational Risk Managers (Business ORMs) ensure adequate management of operational risk in their respective areas, promoting the identification of the target risk and ensuring the implementation of the mitigation plans and proper execution of controls. OR management in the units is set out, expressed and followed at the Operational Risk Management Committee (ORM Committee).

2.	Second line: the “Corporate Operational Risk Management” (CORM) and “Operational Risk Management” functions at country level, which are independent of the first line, are in charge of designing and maintaining the Group’s OR model and verifying its proper application in the different Areas.

Moreover, the activities of this second line of defense include those carried out by the Specialized Control Units: Legal Compliance, Internal Risk Control3, Internal Financial Control, Operational Control, IT Risk, Fraud & Security, as well as those of the Production Managers for Procurement, Real Estate and Services, HR and Strategy and Finance in Spain. The activities carried out by this second line of defense are:

•	Identify the main risks in their field of expertise for the Areas, as well as their assessment.

•	Define mitigating measures and ensure their implementation by the Areas.

•	Assist the Areas in fulfilling their responsibility.

[3]	Units included in the Risk network

The Holding Specialists provide a cross-cutting vision to the Group’s model, establishing risk references and controls for their Local Specialists to collateral an independent, expert and consistent vision.

3.	Third line: carried out by BBVA’s Internal Audit, which:

•	Conducts an independent review of the model, verifying compliance with the corporate policies established and their effectiveness

•	Provides independent information on the control environment to the Corporate Assurance Committees

CHART 24: Operational risk management framework: Three lines of defense

6.4. Principles of BBVA’s Operational Risk management model

Operational Risk management in BBVA Group must:

•	Be aligned with the Risk Appetite statement set out by the Board of Directors of BBVA.

•	Predict the potential operational risks to which the Group may be exposed as a result of the emergence or modification of new products, activities, processes or systems and outsourcing decisions and establish procedures to enable their assessment and reasonable mitigation prior to their implementation.

•	Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed, in order to adopt appropriate mitigation measures in each case, after considering the identified risk and the cost of mitigation (cost-benefit analysis) and preserving at all times the Group’s solvency.

•	Identify the causes of the operational losses sustained by the Group and establish measures to enable their reduction. To do so, procedures must be in place to enable the capture and analysis of the operational events causing such losses.

•	Analyze the events that may have caused operational risk losses in other entities in the financial sector and drive, where appropriate, the implementation of the measures necessary to prevent their occurrence in the Group.

•	Identify, analyze and quantify events with a low probability of occurrence and high impact which, due to their exceptional nature, may possibly not be included in the losses database or, if they are, have unrepresentative impacts, in order to ensure their mitigation.

•	Have effective governance in which the functions and responsibilities of the Areas and Bodies involved in OR management are clearly defined.

TABLE 52: Characteristics of the Operational Risk management model

Soundness	Board Holding - Country - Unit

Depth	Model created in 1999 using database since 2002

Integrated management	Capital, budgets, incentives, internal benchmark, culture

Forward-looking	Uses future variables for analysis, calculation and mitigation

Continuous improvement	Best practices function and continuous updating

These principles reflect BBVA Group’s vision of OR, which is based on the premise that the events that occur as a result of OR have an ultimate cause that should always be identified. The control of the causes significantly reduces the impact of the events. The OR management tools must provide information on the origin of OR and assist in its mitigation.

Irrespective of the adoption of all possible measures and controls to prevent or reduce both the frequency and severity of OR events, BBVA must ensure that it has sufficient capital at all times to cover the expected or unexpected losses that may arise.

In this regard, BBVA Group is committed to preferably applying the advanced measurement approaches for calculating capital use for OR defined by the BIS, unless the risk profile of a specific unit does not justify the assumption of the costs that their implementation entails. Those areas that do not use the advanced measurement approaches must be one level below the advanced approach (standardized approach or equivalent).

Corporate Operational Risk Management (CORM) proposes the general policies that guide management and enable control of the Group’s operational risk.

Based on these principles, BBVA Group has drawn up this operational risk management policy, which aims to reasonably ensure (cost-benefit analysis) that the relevant operational risks to which the Group is exposed in carrying out its activities are identified, assessed and managed consistently with the risk appetite statement set out by the Board of Directors of BBVA, preserving the Group’s solvency.

To achieve this objective, OR must be managed in BBVA Group from two different and complementary viewpoints:

•	The “ex-ante” point of view, which involves identifying, assessing and prioritizing potential operational risks to enable their mitigation.

From this standpoint, OR is managed in a proactive and preventive way by the Areas and Units exposed. This management is integrated into the day-to-day decision-making process (use test) and is focused on the analysis of the causes of OR to enable its mitigation.

•	The “ex-post” point of view, which involves assessing the exposure to OR and measuring its consequences, i.e. the historical cost of the events that have occurred. From this perspective, OR management uses tools associated with the consequences of OR not only to complement OR management, but also to feed the calculation of capital use for OR for those Group areas that operate under advanced OR measurement approaches.

The elements that enable OR to be managed in BBVA Group from these two standpoints are described below.

6.4.1 Operational Risk management parameters

In order to align operational risk management with the risk appetite statement set out by the Board of Directors, it is necessary to define the Operational Risk management parameters and/or the different types of operational risks faced by the Group in its activities.

These management parameters must incorporate both quantitative and qualitative indicators that enable the Group’s operational risk profile to be assessed on a regular basis and act as levers for managing this risk.

CORM is the area responsible for defining these management parameters and reporting periodically on their level of compliance.

6.4.2.Operational Risk admission process

Although strictly speaking there is not a true OR admission process, as the one carried out, for example, in Credit Risk, BBVA Group considers that the assimilation presented in this section is useful for controlling this risk and contributes to its mitigation. The aim of this process is to: anticipate the potential operational risks to which the Group may be exposed as a result of the emergence or modification of new products, activities, processes or systems and outsourcing decisions and ensure that they are implemented only after adopting suitable mitigation measures in each case.

The Group will have a specific governance model for OR admission that will take the form of different Committees that will act as admission vehicles in the different areas in which the emergence of OR is concentrated: new businesses, new products, systems, outsourcing decisions, etc.

Effective and flexible procedures will exist in each of the above areas to enable the carrying out of activities based on best practices. These procedures will have a process vision that makes a distinction between strategic decisions and technical decisions, and will have a simple form of governance with adequate representation.

Effectiveness in the admission procedure will require a full assessment of OR and monitoring of incidents, constraints, events, operational losses, objections, etc. that may appear after the admission.

The responsibility for preparing the corporate procedures related to the approval of operational risks assumed as a result of:

•	New products, activities and processes lies with CORM

•	Outsourcing decisions lies with Operational Control[4] (I&T Technology)

•	New systems lies with IT Risk, Fraud & Security (I&T Technology)

[4]	Units included in the Risk network

6.4.3. Operational Risk monitoring and management/mitigation tools

6.4.3.1. Risk and Control Self-Assessment

An appropriate management of OR requires the establishment of methodologies and procedures to identify, assess and follow this type of risks, in order to implement suitable mitigation measures in each case. This will be done by comparing the level of risk assumed and the cost of mitigation.

BBVA Group’s OR management methodology has the following phases:

•	Establishment of the model’s perimeter, identifying the companies and activities that may give rise to significant OR. These companies and activities are associated with their processes using the taxonomy established by the Group. Processes are the starting point for identifying the OR factors.

•	Identification of potential and real OR factors based on the review of the processes, applying self-assessment techniques that are completed and verified against other relevant information.

•	Prioritization of the OR factors through the calculation of the inherent risk: estimation of the exposure to risk in an adverse and conservative environment without considering the existence of possible controls. Prioritization is used to separate the critical factors from the non-critical ones by applying cut-off points.

•	For critical risks, the controls that contribute to their reduction are identified, documented and tested, and based on their effectiveness the residual risk (which incorporates the reducing effect of the controls, where applicable) is calculated.

•	A specific target is set for each critical risk, that constitutes the level of risk considered acceptable. In those risks in which the residual risk is higher than the target risk there is a gap between both that requires that the risk be mitigated through a mitigation plan.

The aim is to have an evolving and dynamic OR management model that reflects the essential aspects of this risk’s situation at any given time.

OR management should be coordinated with other risks, considering the credit or market consequences that may have an operational origin.

6.4.3.2. Operational Risk indicators

Dynamic management of OR requires not only a regular self-assessment of OR, but also the definition of a set of indicators to enable the changes in both the risk factors and the effectiveness of the controls to be measured over time, in order to have available information on unexpected changes and enable preventive management of Operational Risk.

Indicators can be associated with risks (Key Risk Indicators, KRI) or with controls (Key Control Indicators, KCI). To provide value, the KRIs must be associated with the causes of operational risk, which will lend them a predictive and proactive nature. An indicator associated with operational risk consequences, claims, losses, etc. generally overlaps with the SIRO database and with its regular analysis of trends, so it provides little value.

KCIs generate the additional value of measuring the control’s effectiveness over time and enable a more efficient and dynamic management of OR.

6.4.3.3. Operational losses database

In line with the best practices and recommendations of the BIS, BBVA has procedures in place for collecting operational losses that occur both in the different Group entities and in other financial groups (ORX losses database, ORX News service, etc).

•	Internal operational losses database - SIRO.

Through automatic interfaces with accounting and expense and manual capture procedure applications, this tool collects the accounting losses associated with OR events. The losses are captured with no amount limit and constitute an input for calculating the capital use for OR in advanced measurement approaches and a reference for the Risk and Control Self Assessment, and are analyzed on a regular basis in terms of trends and monitoring of expected losses.

•	External operational losses database - ORX

The Bank, together with other leading entities worldwide, subscribed with the ORX consortium, as a founding partner, the creation of an external database for anonymously exchanging information related to operational events.

This consortium provides both quantitative and qualitative information on the operational events experienced by the member entities. The information obtained through this means is used both to identify potential ORs and analyze whether appropriate mitigation measures are available, and for the purpose of calculating capital using advanced measurement approaches.

6.4.3.4. Operational Risk scenarios

These reflect the exposure to a limited number of situations that may give rise to very significant losses with a reduced estimated frequency of occurrence. The scenarios feed the capital calculation in those Group areas that operate under advanced measurement approaches, and also constitute a reference for OR management.

6.4.4. Mitigation plans

Mitigation means to reduce the level of exposure to OR. Even though there is always the option of eliminating OR by exiting a given activity, the Group’s policy is to attempt to mitigate the risk first by improving the control environment or applying other measures, conducting a rigorous cost-benefit analysis. The different forms of mitigation always have associated costs. It is therefore fundamental to assess the cost of the OR properly before making a decision.

As long as the residual risk exceeds the defined target risk level, mitigation measures will need to be established to keep it within the level. The area responsible for OR will drive its implementation through the Operational Risk Management Committee.

6.4.5. Tools

The procedures and methodologies associated with this Operational Risk Management Policy are embedded in corporate tools that collateral compliance therewith. CORM is responsible for their development and implementation throughout the scope described in section 1.

Tools must be available to prepare quality reporting for the Group’s Management and Governing Bodies, Regulators, etc.

All the information will be subjected to a continuous improvement process in order to adapt it to the needs of the Areas, the Group’s decision-making bodies, the Regulator or the new requirements envisaged in the future.

The OR Management Units (CORM, Country Operational Risk Management and Operational Risk Management in the Areas) are responsible for reporting the OR model.

6.5. Methods employed

As set out in Regulation (EU) 575/2013 of the European Parliament and of the Council, for calculating the regulatory capital for operational risk under Basel I, advanced measurement approaches (AMA method) are used for a very significant part of the banking perimeter. Specifically, this method is used in Spain and Mexico, which accumulate most of the Group’s assets.

In March 2010, BBVA Group received authorization from the Bank of Spain to apply advanced measurement approaches to the calculation of regulatory capital for operational risk in Spain and Mexico. Until 2011, the Group maintained a floor for the capital requirements produced by the internal model so they were not lower than the requirements of the standardized operational risk approach. Given the positive performance of the internal model since its approval, the Group requested that the Bank of Spain withdraw the floor referred to. Since the close of 2011, the Group calculates its capital requirements without the floor, although with what is still a partial recognition of the effect of diversification, which gives rise to more conservative estimates.

While the basic approach is still applied exceptionally, the standardized approach is used to calculate capital in the rest of the geographical areas.

6.6. Description of the advanced measurement approaches

The advanced internal model quantifies capital at a confidence level of 99.9% following the LDA methodology (Loss Distribution Approach). This methodology estimates the distribution of losses by operational event by convoluting the frequency distribution and the loss given default distribution of these events.

The calculations have been made using internal data on the Group’s historic losses as its main source of information. To enrich the data from this internal database and to take into account the impact of possible events not yet considered therein, external databases (ORX consortium) have been used and the scenarios indicated in point 6.4.3.4 have also been included.

The distribution of losses is constructed for each of the different types of operational risk, which are defined as per Basel Accord cells; i.e. a cross between business line and risk class. In those cases in which there is not sufficient data for a sound analysis, it becomes necessary to undertake cell aggregations, and to do so the business line is chosen as the axis.

In certain cases, a greater disaggregation of the Basel cell has been selected. The objective consists of identifying statistically homogenous groups and a sufficient amount of data for proper modeling. The definition of these groupings is regularly reviewed and updated.

Solvency regulations establish that regulatory capital for operational risk is determined as the sum of individual estimates by type of risk, but allowing the option of incorporating the effect of the correlation among them. This impact has been taken into consideration in BBVA estimates with a conservative approach.

The model of calculating capital in both Spain and Mexico incorporates factors that reflect the business environment and situation of internal control systems. Thus the calculation obtained is higher or lower according to how these factors change in anticipating the result.

As regards other factors considered in the solvency regulations, current estimates do not include the mitigating effect of insurance.

The tables below show the operational risk capital requirements broken down according to the calculation models used and by geographical area, to provide a global vision of capital consumption for this type of risk:

TABLE 53: Regulatory capital for Operational Risk

(millions of euros) Regulatory capital for operational risk	2014	2013

Advanced	1,266	1,310

Spain	811	796
Mexico	455	514
Standardized	942	975

Basic	145	136

BBVA Group total	2,352	2,421

The main variations in the capital requirements for operational risk are due to:

•	Advanced measurement approach (€44 million): Reduction in the requirements for the implementation of methodological changes in the AMA approach, taking into account scenarios instead of factors from the operational risk assessment tool (EVRO).

•	Non-advanced approaches (€24 million): Decrease due to the combined effect of the exchange rate (mainly the devaluation of the Venezuelan currency) and the reduction in net interest income.

The percentages of capital required for each approach is summarized below; the average percentage of capital required on net interest income stands at 9.9%.

CHART 25: Capital required by approach

6.7. The Group’s Operational Risk profile

BBVA’s operational risk profile is shown below by class of risk after assessing the risks, resulting in the following distribution:

CHART 26: BBVA Group’s Operational Risk profile

The charts below show the distribution of historical operational losses by class of risk and country, revealing a concentration of losses as a result of the materialization of external fraud events and processes.

CHART 27: Operational Risk profile by risk and country

6.8. Governance of the Operational Risk model

The role played by the different BBVA bodies in relation to the Group’s Operational Risk model is described below.

6.8.3. Board of Directors

As set out in article 17 of its Regulations, its powers include approving the risk control and management policy and regularly monitoring the internal information and control systems. This is therefore the body that sets and establishes the Group’s general profile and risk positioning, defining top-level general policies on this matter.

6.8.4. Executive Committee

The Executive Committee, under a delegation powers from the Board of Directors, is responsible for developing the corporate policies based on the general policies established by that body, and also monitors the Group’s risks on a regular basis to check that they are in line with those corporate policies.

6.8.5. Risk Committee

As set out in the Risk Committee Regulations, this body analyzes and assesses the proposals on the Group’s risk strategy and corporate policies and submits them to the Executive Committee for approval. It is also responsible for ensuring that the risks assumed match the established profile and for supervising compliance with the general policies set by the Board of Directors and the corporate policies developed by the Executive Committee.

6.8.6. Global Risk Management Committee

The Global Risk Management Committee (GRMC), as BBVA Group’s top executive body with respect to risks, develops the necessary strategies, policies, procedures and infrastructures for identifying, assessing, measuring and managing the material risks facing BBVA Group.

6.8.7. Area ORM Committee

The Area Operational Risk Management Committee ensures that OR is managed in accordance with this policy and is the vehicle for mitigating OR in its field. The meetings are held at least quarterly. The Committee is chaired by the Area’s Director, and the Operational Risk Manager (ORM) acts as Secretary. Other members responsible for the Area and the Country’s Control Specialists attend the meetings. The Committee’s meetings are documented in minutes in accordance with a predefined content and its responsibilities are as follows:

•	To endorse the Target Risk proposal put forward by the ORM for submission to and authorization by the Area’s Director.

•	To ensure proper implementation and maintenance of the OR tools in the Area.

•	To address the relevant aspects of the OR model.

•	For the model’s risk factors with a gap between the residual risk and the target risk, to take mitigation decisions in accordance with the framework proposed by the Specialists and reflect them in action plans detailing the measures to be taken, the area responsible for undertaking them and the implementation schedule.

•	To monitor the mitigation plans.

•	To address any matter related to OR at the proposal of the Specialists.

6.8.8. Corporate Assurance

Aside from the above, the Group has designed a system called Corporate Assurance that constitutes one of the components of the Group’s Internal Control model and seeks to identify and prioritize the most relevant control weaknesses at Group and country level. To this end, Corporate Assurance establishes a governance scheme through a structure of committees, at both local and corporate level, to enable the smooth flow of information and support from Management to the business areas. This forum can be used by the specialists to raise any issues they deem appropriate so as to collateral an adequate control environment in the businesses.

7. Equity investments and capital instruments not included in the trading book

Differentiation between portfolios held for sale and those held for strategic purposes

•	Portfolios held for sale

•	Portfolios held for strategic purposes

Accounting policies and instrument valuation

Book value of equity investments

Exposure in equity investments and capital instruments

7.1.	Differentiation between portfolios held for sale and those held for strategic purposes

7.1.1. Portfolios held for sale

The portfolio held for sale is reflected in accounting terms by the entry entitled available-for-sale assets. In the case of capital instruments, this portfolio will include the capital instruments of institutions that are not strategic, which are not classified as the Group’s subsidiaries, associates, or jointly controlled businesses, and that have not been included in the fair value through profit or loss category.

7.1.2. Portfolios held for strategic purposes

The portfolio held for strategic purposes is included for accounting purposes under the heading of available-for-sale financial assets. An investment in capital instruments is considered strategic when it has been made with the intent of setting up or maintaining a long-term operating relationship with the subsidiary, although there is no significant influence on it, if at least one of the following situations is in place:

•	Representation on the Board of Directors or equivalent management body in the subsidiary.

•	Participation in the policy setting process, including those related to dividends and other payouts.

•	The existence of significant transactions between the investing institution and the subsidiary.

•	The exchange of senior management staff.

•	The supply of expert information of an essential nature.

7.2. Accounting policies and instrument valuation

The financial instruments contained in the available-for-sale financial assets portfolio are valued at their fair value both in their initial entry and on subsequent valuations.

Said changes are recorded in equity unless objective evidence exists that the fall in value is due to asset impairment, where the amounts recorded will be written-off from equity and they will be taken directly to the income statement.

The fair value is the price that would be received for selling an asset or paid for transferring a liability in an orderly transaction between market participants. It is therefore a market-based measurement, and not specific to each entity.

The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.

In the initial entry, the best evidence of fair value is the listing price on an active market. When these prices are not available, recent transactions on the same instrument will be consulted or the valuation will be made using mathematical measurement models that are sufficiently tried and trusted by the international financial community. In subsequent valuations, fair value will be obtained by one of the following methods:

•	Prices quoted on active markets for the same instrument, i.e., without modification or reorganizing in any way.

•	Prices quoted on active markets for similar instruments or other valuation techniques in which all the meaningful inputs are used based on directly or indirectly observable market data.

•	Valuation techniques in which some meaningful input is not based on observable market data.

When it is not possible to reliably estimate a capital instrument’s fair value, it will be valued at its cost.

7.3. Value of equity investments and capital instruments

The accompanying table shows the book value, exposure and RWAs of portfolios held for sale and those held for strategic purposes:

TABLE 54: Breakdown of book value, EAD and RWAs of equity investments and capital instruments

			12/31/2014
	Equity investments and capital instruments (1)
	Book value	EAD	RWA
AFS (2)	7,102	6,633	11,099
Permanent Investment (3)	4,234	4,063	10,764

Total	11,335	10,696	21,863

(1)	The ‘Other financial assets with changes in P&L’ portfolio has no balance
(2)	The difference between the book value and EAD is due to residual exposures whose capital use is calculated based on the credit risk models for the credit portfolio
(3)	The book value of permanent investment by company is shown in the annexes to this document

			12/31/2013
	Equity investments and capital instruments
	Book value	EAD	RWA
AFS	5,525	5,440	8,024
Permanent Investment	4,880	3,377	5,464

Total	10,405	8,817	13,488

Of the total Permanent Investment Portfolio, there is only a listing price for the company Brunara, for the amount of 52 and 48 million euros as of December 31, 2014 and 2013, respectively.

7.4. Exposure in equity investments and capital instruments

The accompanying table shows the types, nature and amounts of the original exposures in equity investments listed or unlisted on a stock market, with an item differentiating sufficiently diversified portfolios and other unlisted instruments:

TABLE 55: Exposure in equity investments and capital instruments

		12/31/2014
	Type of Exposure (1)
(millions of euros) Item	Non-derivatives	Derivatives
Exchange-traded instruments	6,154	314
Non-exchange traded instruments	4,114	115
Included in sufficiently diversified portfolios	4,114	115
Other instruments	—	—

Total	10,267	429

Note (1): Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

		12/31/2013
(millions of euros)	Type of Exposure (1)
Item	Non-derivatives	Derivatives
Exchange-traded instruments	5,216	204
Non-exchange traded instruments	3,289	109
Included in sufficiently diversified portfolios	3,289	109
Other instruments	—	—

Total	8,505	313

Note (1): See note in above table.

TABLE 56: Realized profit and loss from sales and settlements of equity investments and capital instruments

	2014			2013
€ million	Losses	Gains	Net	Losses	Gains	Net
AFS	10	165	155	59	220	161
Permanent Investment	0	27	28	2,601	64	-2,537

TABLE 57: Unrealized profit and loss for latent revaluation of equity investments and capital instruments

P&L for latent revaluation in 2014
€ million	AFS
Balance Dec 2013	94
Transactions	772
Balance Dec 2014	866

Lastly, the trend and main changes in capital use are described for the positions subject to Equity Credit Risk:

TABLE 58: Breakdown of RWAs, equity investments and capital instruments by applicable approach

(millions of euros)	RWA ( millions of eures)
Concept	Internet Models	Simple method	PD/LGD Method	Total
31/12/2013	1.338	1,888	10.263	13.488

31/12/2014	1.613	9,838	10.413	21.863

Note (1): It includes shares in association and jointly-controlled entities

TABLE 59: Variation in RWAs for Equity Risk

€ million
Equity Risk
RWAs Dec 13	13,488
Effects
Exposure changes	3,048
Changes in RW	0
Regulatory changes	5,286
Exchange rate	0
Other	44
RWAs Dec 14	21,865

The main changes are due to two reasons:

•	Trends in the exposure: widespread increase in the market value of the positions, mainly China CITIC Bank (CNCB)

•	Regulatory changes: The equity investments of the insurers of capital have not been deducted (because they do not exceed the thresholds); their entire value is calculated with a weighting of 250%, as indicated in article 470 of the CRR.

8. Interest-rate risk

Nature of interest rate risk and key hypotheses

Variations in interest rates

8.1. Nature of interest rate risk and key hypotheses

The Group’s exposure to variations in market interest rates is one of the main financial risks linked to the pursuit of its banking operations. The risk of repricing, which stems from the difference between the periods for reviewing interest rates or the maturity of investment transactions vis-à-vis their financing, constitutes the basic interest rate risk to be considered. Nonetheless, other risks such as the exposure to changes in the slope and shape of interest-rate curves and the risk of optionality present in certain banking transactions are also taken into consideration by risk control mechanisms.

The sensitivity measurements of the Group’s net interest income and economic value in the face of variations in market interest rates are supplemented with forecast and stress scenarios and risk measurements using curve simulation processes, thereby allowing an assessment of the impact of changes on the slope, curvature and parallel movements of varying magnitude.

Especially important in the measurement of structural interest rate risk, which is carried out every month, is the establishment of hypotheses on the evolution and performance of certain items on the balance sheet, especially those involving products with no explicit or contractual due date.

The most significant of these hypotheses are those established on current and savings accounts, since they largely condition risk levels given the volume they represent within the liabilities of the Group’s financial institutions.

A prior step to the study of these liabilities necessarily involves “account segmentation.” To do so, the balances on the balance sheet are broken down by products, analyzed separately and subsequently grouped according to their common features, especially with regard to the type of customer and the criteria on the remuneration of each account, independently of the accounting standards on grouping.

A first stage involves analyzing the relationship between the trends in market interest rates and the interest rates of those accounts with no contractual due date. This relationship is established by means of models that show whether the account’s remuneration can be considered either fixed-rate (there is no relationship between the two variables) or variable-rate. In this latter case, an assessment is made of whether this relationship is produced with some form of delay and what the percentage impact of the variations in market interest rates is on the account’s interest rate.

Subsequently, an analysis is made of the changes over time of the balances in each category in order to establish their overall trend against the seasonal variations in the balance. It is assumed that these seasonal variations mature in the very short term, whereas the trend in the balance is assigned a long-term maturity. This prevents oscillations in the level of risks caused by momentary variations in balances, thus favoring the stability of balance-sheet management. This breakdown of amounts is made by the regressions that best adjust historical changes to the balance over time.

Group companies have opted for different procedures to determine the maturity of transactional liabilities, taking into account the varying nature of markets and the availability of historical data. In the case of the Group, a descriptive analysis of the data is used to calculate the average contractual period of the accounts and the conditioned probability of maturity for the life cycle of the product. A theoretical distribution of maturities of the trend balance is then estimated for each of the products, based on the average life of the stock and the conditioned probability.

A further aspect to be considered in the model’s hypotheses is the analysis of the prepayments (implicit optionality) associated with certain positions, especially with the loan-book and mortgage portfolios. Changes in market interest rates, together with other variables, condition the incentives for the Bank’s customers to make an early prepayment of the loan granted, thus modifying the calendar of payments initially specified in the contract.

The analysis of historical information relating to loan prepayments, and to changes in interest rates, establishes the relationship between the two at any particular moment and estimates future prepayment in a given interest-rate scenario.

8.2. Variations in interest rates

The following tables present the average levels of interest-rate risk in terms of the sensitivity of net interest income and economic value for the Group’s main financial institutions in 2014.

TABLE 60: Variations in interest rates

	Impact on Net Interest Income (1)
	Increase of 100 basis points	Decrease of 100 basis points
Europe	+7.19%	-5.63%
BBVA Bancomer	+1.73%	-1.36%
BBVA Compass	+7.08%	-5.00%
BBVA Ads	+2.00%	-1.85%
BBVA GROUP	+3.60%	-2.87%

(1)	Percentage relating to “1 year” net interest income forecast in each entity.

	Impact on Economic Value (1)
	Increase of 100 basis points	Decrease of 100 basis points
Europe	+2.40%	-2.98%
BBVA Bancomer	-3.50%	+2.85%
BBVA Compass	-1.85%	-5.79%
BBVA Ads	-2.56%	+2.97%
BBVA GROUP	+0.69%	-2.26%

(1)	Percentage relating to each entity’s core capital

The negative exposure to a fall in interest rates is limited by the current level of the euro and dollar rates, very close to zero, which prevents the occurrence of extremely adverse scenarios. However, this is not the case with rise scenarios, which have a greater range, generating a positive asymmetry in potential results due to the positioning of the balance sheets.

9. Liquidity and funding risk

Governance and monitoring

Liquidity and funding prospects

Assets committed in finance transactions

9.1. Governance and monitoring

The liquidity and planning strategy in the BBVA Group is executed with segregation of roles and responsibilities, with the areas involved optimizing risk management and decision-making being properly escalated to the various governing bodies. The areas and bodies that exercise the most relevant functions in managing liquidity and funding risk are determined.

The Balance Sheet Management unit, through ALCO, designs and executes the strategies to be implemented, using the internal risk metrics in accordance with the corporate model. The evaluation and execution of the actions in each one of the UGLs are carried out by ALCO and the Management units corresponding to these UGLs.

The Global Risk Management (GRM) corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with the risk limits established by the Executive Committee and reports regularly to the Risk Management Committee, the Board of Directors’ Risk Committee and the Executive Committee, in accordance with the current corporate policy.

As for the new regulatory framework, the BBVA Group is continuing to develop a orderly plan to adapt to the regulatory ratios that will allow it to adopt best practices and the most effective and strictest criteria for their implementation sufficiently in advance.

One of these aspects is that the ratio will be included as a regulatory requirement not before October 1, 2015, associated with a demand for 60% compliance, which should reach 100% by January 2018. This reference was exceeded throughout 2014 in the successive calculations of the LCR for BBVA Group and maintained above 100%.

9.2. Liquidity and funding prospects

Management of structural funding and liquidity within BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few BBVA Group entities, which must act independently to meet their liquidity requirements in the markets where they operate. Liquidity Management Units (UGLs) are set up in the geographical areas where the main foreign subsidiaries operate, and also for the parent company BBVA S.A

A basic principle of liquidity management in BBVA Group is therefore the financial independence of its subsidiaries. The aim is to ensure that price formation reflects the cost of liquidity correctly. For this reason, the Bank maintains a liquidity fund at the individual level: Banco Bilbao Vizcaya Argentaria S.A. and its subsidiaries, including BBVA Compass, BBVA Bancomer and the Latin American subsidiaries.

The table below shows the liquidity available by instrument as of December 31, 2014 for the most significant units:

TABLE 61: Types and amounts of instruments included in the liquidity fund of the most significant units

(millions of euros)				12/31/2014
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Other
Cash and deposits	7,967	5,069	1,606	6,337

Assets from credit transactions with central banks	44,282	4,273	21,685	7,234
Central government issues	18,903	1,470	4,105	6,918
Of which: Spanish government bonds	17,607	0	0	0
Other issues	25,379	2,803	1,885	316
Loans	0	0	15,695	0

Other non-eligible liquid assets	6,133	611	285	304

ACCUMULATED AVAILABLE BALANCE	58,382	9,953	23,576	13,875

(1):	It includes BBVA S.A. and BBVA Portugal S.A.

(millions of euros)				12/31/2013
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Other
Cash and deposits	10,826	6,159	1,952	6,843

Assets from credit transactions with central banks	32,261	3,058	9,810	7,688
Central government issues	16,500	229	904	7,199
Of which: Spanish government bonds	14,341	0	0	0
Other issues	15,761	2,829	2,224	489
Loans	0	0	6,682	0

Other non-eligible liquid assets	4,735	425	278	396

ACCUMULATED AVAILABLE BALANCE	47,823	9,642	12,040	14,927

(1):	It includes BBVA S.A. and BBVA Portugal S.A.

As shown, the trend in available liquid assets has been favorable throughout the year, both in the euro zone, thanks to the increase in the available balance by more than €10,000 million due to the increase in the Fixed-Income Portfolio (essentially Available for Sale), and in the United States, where liquid assets have increased by more than €10,000 million due to the combined effect of growth in the portfolio of eligible loans and the release of the formerly pledged fixed-income portfolio.

In the case of Cash and Balances with Central Banks, the lower amount in the euro zone is offset by the larger amount of liquid assets available at Central Governments, given the reduced use of the policy.

The above shows that the Group has strengthened its liquidity position, increasing the stock of available liquid assets.

The Strategy and Finance area, through Balance Sheet Management, manages BBVA Group’s liquidity and funding, planning and executing the funding of the structural long-term gap of each UGL and proposing to ALCO the actions to be taken on this matter, in accordance with the policies and limits established by the Executive Committee.

The Group’s objective behavior, in terms of liquidity and funding risk, is measured through the Loan-to-Stable Customer Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each UGL making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

In order to establish the target (maximum) levels of LtSCD in each UGL and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.

The second element in liquidity and funding risk management is achieving a proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding by establishing a maximum level of short-term wholesale funding raising.

The third main element is promoting the short-term resistance of the liquidity risk profile, collateraling that each UGL has sufficient collateral to deal with the risk of the close of wholesale markets.

The basic capacity is the short-term liquidity risk management and control metric, which is defined as the ratio between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

The above metrics are completed with a series of indicators and thresholds designed to avoid the concentration of wholesale funding by product, counterparty, market and term, and also to promote diversification by geographical area. Reference thresholds are also established on a series of leading indicators to anticipate situations of stress in the markets and adopt preventive measures as necessary.

In addition, stress analyses are a fundamental element of the liquidity and funding risk monitoring scheme, as they enable deviations from the liquidity targets and limits set in the appetite to be anticipated. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary. For each scenario, it is verified whether the Entity has a sufficient stock of liquid assets to collateral its capacity to meet the liquidity commitments/outflows in the different periods analyzed. Four scenarios are considered in the analysis: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the Entity’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios).

Each scenario considers the following factors: the liquidity existing in the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of the Bank’s asset quality. The results of these stress tests conducted on a regular basis reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, with a significant downgrade of the Entity’s rating by up to three notches.

The following is a breakdown of maturities of wholesale issues on the euro balance sheet by the nature of the issues:

TABLE 62: Maturity of wholesale issues by nature

(millions of euros)					12/31/2014
Maturities of wholesale issues	2015	2016	2017	After 2017	Total
Senior debt	6,273	3,377	393	4,245	14,288
Mortgage-covered bonds	4,279	4,928	7,074	10,210	26,491
Public-covered bonds	—	—	526	500	1,026
Regulatory capital instruments (1)	1,027	208	70	6,322	7,627
Other long-term financial instruments	—	151	250	860	1,261

Total general	11,579	8,664	8,313	22,137	50,693

(1):	Regulatory capital instruments are classified in this table by terms according to their contractual maturity.

(millions of euros)					12/31/2013
Maturities of wholesale issues	2014	2015	2016	After 2016	Total
Senior debt	4,630	5,544	2,163	3,219	15,556
Mortgage-covered bonds	6,905	4,444	5,123	16,568	33,040
Public-covered bonds	1,305	—	150	984	2,439
Regulatory capital instruments (1)	—	63	207	4,789	5,059
Other long-term financial instruments	1	0	152	710	863

Total general	12,841	10,051	7,795	26,270	56,957

(1):	Regulatory capital instruments are classified in this table by terms according to their contractual maturity.

As can be seen in the above tables, there is a decrease in wholesale funding of €6,500 million derived from the combined effect of the repayment of mortgage-covered and public-covered bonds for €8,000 million and the increase in regulatory capital instruments for €1,500 million.

In 2014, the wholesale funding markets, both long and short-term, have remained stable thanks to the positive trend in sovereign risk premiums and the setting of negative interest rates by the ECB in the marginal deposit facility, in an environment of heightened uncertainty over growth in the euro zone, which has prompted the ECB to take further measures. At its meeting on June 5, 2014, the ECB announced non-standard measures aimed at increasing inflation, boosting credit and improving the financial conditions for the European economy. The first two targeted longer-term refinancing operation (TLTRO) auctions took place in September and December 2014, at which BBVA borrowed €2,600 million at each one.

BBVA continues to maintain an adequate funding structure in the short, medium and long term, diversified by products. Over the year, issues for €8,613 million were completed and the position vis-à-vis the ECB was reduced significantly, with the early repayment of the total amount of the long-term refinancing operations (LTRO). In 2014, the Bank’s improved liquidity and funding profile has enabled it to increase the survival period in each of the stress scenarios analyzed.

The situation of the rest of UGLs outside Europe has also been very positive, as the liquidity position has once again been bolstered in all the geographical areas where the Group operates. Special mention should be made of the senior debt issue completed by BBVA Compass, which after seven years away from the markets has placed a total of $1,000 million at 3 and 5 years.

In this context of improved access to the market, BBVA has maintained its objectives of, on the one hand, strengthening the funding structure of the Group’s various franchises based on growing its self-funding from stable customer funds, and on the other, collateraling a sufficient buffer of fully available liquid assets, diversifying the different sources of funding and optimizing the generation of collateral to deal with situations of tension in the markets. In this regard, the exposure to liquidity risk has been kept within the risk appetite and the limits approved by the Board of Directors.

9.3. Assets committed in finance transactions

As of December 31, 2014, the assets committed (provided as collateral or security with respect to certain liabilities) and those unencumbered are as follows:

TABLE 63: Assets committed or unencumbered

	Million euros
2014 Assets	Committed assets Book value	Uncommitted assets Book value
Assets	130,585	501,357
Equity instruments	3,602	10,706
Debt securities	54,454	74,433
Other assets	72,530	416,217

The assets committed correspond mainly to loans linked to the issue of mortgage-covered bonds, public-covered bonds and long-term securitized bonds (see Note 21.3 to the Group’s Annual Consolidated Financial Statements); debt securities delivered under repurchase agreements; and pledged collateral and loans or debt instruments to have access to certain funding transactions with central banks. Collateral provided to collateral derivative operations is also included as committed assets.

As of December 31, 2014, the collateral received mainly for repurchase agreements or security lending and the collateral that could largely be committed with the aim of obtaining funding, is as follows:

TABLE 64: Collateral committed or potentially committed

	Million euros
2014 Collateral assigned	Fair value of committed collateral assigned or treasury stock Issued	Fair value of collateral assigned or treasury stock Issued available for commitment
Collateral received	18,496	4,899
Equity instruments	1	78
Debt securities	16,496	3,673
Other collateral assigned	—	947
Treasury stock issued, except for public-covered bonds or securitized bonds	—	534

As of December 31, 2014, the associated financial liabilities issued are as follows:

TABLE 65: Committed assets/collateral assigned and associated liabilities

	Million euros
2014 Committed assets / collateral assigned and associated liabilities	Liabilities hedged, contingent liabilities or title ceded	Assets, collateral assigned and treasury stock issued, except for mortgage- covered bonds and committed securitized bonds.
Book value of those financial liabilities	136,372	149,082

10. Leverage Ratio

Leverage Ratio definition and composition

Trends in the ratio

Governance

10.1. Leverage Ratio definition and composition

The leverage ratio is a regulatory measure (not risk-based) complementing capital designed to collateral the soundness and financial strength of institutions in terms of indebtedness.

This ratio is defined as the quotient of eligible Tier 1 capital and exposure. The drivers that determine the amount of this ratio are described below in greater detail.

•	Tier 1 capital: section 2.2 of this document presents details of the eligible capital, which has been calculated based on the criteria defined in the CRR.

The amount of eligible Tier 1 capital amounts to €41,938 million.

•	Exposure: as set out in article 429 of the CRR, the exposure measurement generally follows the book value subject to the following considerations:

•	On-balance-sheet exposures other than derivatives are included net of provisions and accounting valuation adjustments.

•	The measurement of the Bank’s total exposure is made up of the sum of the following items:

a)	On-balance-sheet positions (excluding derivatives and repos, which are considered later): the book balance of assets corresponding to the financial statements is included, excluding the aforementioned headings.

b)	Adjustments for differences in the scope of consolidation: the balance resulting from the difference between the accounting balance sheet and the regulatory balance sheet is included.

c)	Exposures in derivatives: the exposure referred to the EAD used in the measurement of capital use for counterparty risk is included, which includes both the exposure (net of offsets and collaterals) and the adjustment for future potential risk (add-on).

d)	Securities financing transactions (SFT): the EAD adjusted for collateral value and other haircuts is included, as established in article 220 of the CRR.

e)	Off-balance-sheet items: these correspond to risks and contingent liabilities and commitments associated with collaterals, which are mainly available. A minimum floor of 10% is applied to the conversion factors (CCF), in line with article 429, section 10 a) of the CRR.

f)	Tier 1 deductions: all those amounts of assets that have been deducted in the determination of the eligible Tier 1 capital are deducted, in order not to duplicate exposures. The main deductions are intangible assets, loss carry forwards and other deductions defined in article 36 of the CRR and indicated in section 2.2 of this report.

g)	Investments in banking, financial, insurance and commercial institutions that are outside the prudential consolidation scope: as set out in article 429, section 4, the sum of the exposure values (on and off-balance-sheet) of all the exposures of the financial sector institution in which a significant investment is held must be considered. This involves considering the ratio within the exposure, mainly the balance comprising the companies BBVA Seguros y Reaseguros and Pensiones Bancomer.

The table below shows a breakdown of all the elements that make up the leverage ratio.

To obtain the exposure, the book balances reported in the Group’s Report are taken, including all the additional adjustments described earlier, to arrive at the exposure to be considered in the estimation of the leverage ratio:

TABLE 66: Elements comprising the leverage ratio

Ref	Items	Phased-in	Fully-loaded
a)	Accounting assets	631,942	631,942
	Derivatives (-)	-46,780	-46,780
	Securities financing transactions Assets (-)	-17,639	-17,639
	Net accounting assets	567,523	567,523
b)	Dif. Accounting vs Prudential Perimeter*	1,745	1,745
	* Excludes the derivatives and repos of both perimeters.
c)	EAD Derivatives	26,222	26,222
d)	EAD securities financing transactions (Assets)*	9,854	9,854
	* It is adjusted for collateral and regulatory haircuts
e)	Contingent Liabilities and Commitments	147,423	147,423
	CCF adjustment (%)	37%	37%
	Contingent Liabilities and Commitments adjusted for CCF	54,402	54,402
f)	Tier 1 deductions	-9,431	-10,667
g)	Exposure to financial institutions and insurance companies	20,991	20,991
Exposure (a+b+c+d+f+g)		671,307	670,071
Tier 1		41,832	39,037
Leverage Ratio		6.23%	5.83%

As can be seen, the Group maintains a phased leverage ratio of 6.23% and a fully-loaded ratio of 5.83%, well above the minimum level required.

10.2. Trends in the ratio

The chart below shows how the ratio has remained stable throughout the year, due mainly to limited volatility and a sustainable development of both exposure and regulatory capital. In addition, the development of the macro variables and other external aspects has not originated relevant impacts on the exposure.

CHART 28: Trends in the leverage ratio

10.3. Governance

The activities making up the Group’s regulatory reporting include the monthly measurement and control of the leverage ratio by assessing and monitoring this measurement in its more restrictive version (fully-loaded), to collateral that leverage remains far from the minimum levels (which could be considered risk levels), without undermining the return on investment.

The estimates and the development of the leverage ratio are reported on a regular basis to different governing bodies and committees to collateral an adequate control of the entity’s leverage levels and ongoing monitoring of the main capital indicators.

In line with the risk appetite framework and structural risk management, the Group operates by establishing limits and operational measures to achieve a sustainable development and growth of the balance sheet, maintaining at all times tolerable risk levels. This can be seen in the fact that the regulatory leverage level itself is well above the minimum required levels.

11. Information on remuneration

Information on the decision-making process for establishing the remuneration policy for the Identified Staff

Description of the different types of employees and executive officers included in the Identified Staff

Key features of the remuneration system

Information on the connection between the remuneration of the Identified Staff and the Group’s performance

Description of the criteria used for taking into consideration present and future risks in the remuneration process

The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary advantages; specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions.

Ratios between the fixed and variable remuneration of the Identified Staff

Quantitative information on the remuneration of the Identified Staff

As set out in article 85 of Act 10/2014, dated June 26, on the regulation, supervision and solvency of credit institutions, the entities will make available to the public and update on a regular basis (at least once a year) the information on their remuneration policy and practices set out in part 8 of Regulation 575/2013/EU in relation to those categories of staff whose professional activities may have a significant impact on their risk profile or are responsible for control functions (hereinafter the “Identified Staff”).

11.1. Information on the decision-making process for establishing the remuneration policy for the Identified Staff

As set out in BBVA’s Bylaws, the Board Regulations stipulate that one of the powers of the Board of Directors is to approve the remuneration policy for senior executives and employees whose professional activities may have a material impact on the Entity’s risk profile and to determine directors’ remuneration, and, in the case of executive directors, the remuneration for their executive functions and other terms and conditions set out in their contracts.

The Regulations of the Board of Directors of BBVA set out the internal rules for the operation of the Board and its Committees, which provide assistance on matters within their competence. The Remuneration Committee assists the Board with matters related to remuneration as set out in the Board Regulations, ensuring compliance with the remuneration policy established.

As set out in Article 36 of the Regulations of the Bank’s Board of Directors, the Remuneration Committee performs the following functions:

•	Propose to the Board of Directors, for submission to the General Meeting, the remuneration policy for directors, in terms of items and amounts, the parameters for its determination and the payment system. It will also submit its corresponding report as set out in applicable law.

•	Determine the extent and amount of the individual remuneration, entitlements and other economic rewards, as well as the contractual terms and conditions, for the executive directors, submitting the relevant proposals to the Board of Directors.

•	Propose on an annual basis to the Board of Directors the annual report on the remuneration of the Bank’s directors, which will be submitted to the Annual General Meeting as set out in applicable legislation.

•	Propose to the Board of Directors the remuneration policy for senior executives and those employees whose professional activities may have a material impact on the Company’s risk profile.

•	Propose to the Board the basic terms and conditions of the contracts of senior executives and directly supervise the remuneration of senior officers responsible for risk management and compliance functions in the Company.

•	Oversee enforcement of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior officers and employees whose professional activities may have a material impact on the Company’s risk profile.

•	Any others that may have been assigned under these Regulations or conferred by a decision of the Board of Directors or by applicable legislation.

As of the date of this report, the Remuneration Committee was composed of five members, all of them non-executive directors; the majority are independent, including its chairman.

TABLE 67: Composition of the Remuneration Committee

Name and surname(s)	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent

Tomás Alfaro Drake	Member	Independent

Ignacio Ferrero Jordi	Member	External

José Maldonado Ramos	Member	External

Juan Pi Llorens	Member	Independent

In the exercise of its functions, the BBVA Remuneration Committee met four times in 2014 to deal with matters that fall under its responsibility.

In relation to the determination of the remuneration of Identified Staff, the matters analyzed include direct supervision of the remuneration of managers in the Risk and Compliance areas and review of the application of the remuneration policy for Identified Staff, including directors and members of senior management.

The Board of Directors of BBVA also approved on February 3, 2015, as per the proposal submitted by the Remuneration Committee, the 2014 Annual Report on Remuneration of BBVA Directors, in accordance with the new framework established by the Spanish Securities and Exchange Commission (CNMV) through Circular 4/2013, dated June 12. This Report will be put to the vote at the Annual General Meeting to be held on March 13, 2015, as set out in article 541 of Royal Legislative Decree 1/2010, dated July 2, which approves the amended text of the Corporations Act (hereinafter the “Corporations Act”), and is available on the Company’s website (www.bbva.com) from the date of calling the General Meeting.

The Annual Report on the Remuneration of BBVA Directors includes a description of the basic principles of the Bank’s remuneration policy with respect to the members of the Board of Directors, whether executive or non-executive, as well as a detailed presentation of the different elements and amounts making up their remuneration. It has been prepared in accordance with BBVA’s Bylaws and the Board of Directors’ Regulations. The Report also includes the principles and basic elements of the Bank’s general remuneration policy.

Likewise, the Board of Directors of BBVA, at the meeting held on February 3, 2015, as set out in article 17 of the Board Regulations, approved, at the proposal of the Remuneration Committee, and considering the best practices and recommendations at local and international level, certain amendments to the remuneration policy applicable to the Identified Staff for the years 2015, 2016 and 2017. These amendments maintain many of the elements of the previous settlement and payment system for the variable remuneration of the Identified Staff (such as payment of a percentage in shares, the deferred payment of a percentage of variable remuneration, mandatory retention periods for the shares, malus, clauses etc.), but including elements aimed at better aligning remuneration with the objectives of profitability and recurrence, liquidity and funding and long-term solvency of the Group, strengthening the principle of prudent risk management, as well as greater correspondence between variable remuneration and the sustainability of earnings in the medium and long term, and seeking increased transparency. The new elements include:

•	An increase in the number and types of indicators used to calculate variable remuneration.

•	Greater correspondence between variable remuneration and the risk metrics, reinforcing their alignment with prudent risk management.

•	A greater weight of the multiannual indicators in the determination of variable remuneration and the reinforcement of the assessment of long-term results.

•	Reinforcement of the deferred period for variable remuneration payment.

•	Increased transparency in the calculation of variable remuneration.

Based on the above, the Board of Directors, at the proposal of the Remuneration Committee, has also approved the Remuneration Policy for BBVA Directors that will apply for the years 2015, 2016 and 2017, and which in accordance with article 529r of the Corporations Act will be put to the vote at the Annual General Meeting on March 13, 2015 as a separate item on the agenda. The text of the Remuneration Policy for BBVA Directors is available on the Company’s website (www.bbva.com) from the date of calling the General Meeting.

As already indicated, BBVA has a decision-making system for remuneration matters in which the Remuneration Committee plays a key role. It is responsible for determining the amount of fixed and variable remuneration for the executive directors and the remuneration policy applicable to the Identified Staff, including the members of the Group’s senior management; it then submits the corresponding proposals to the Board.

To perform its functions, in 2014 the Remuneration Committee and the Board of Directors have been supported by the Bank’s internal services and the information provided by two of the leading global consultants on remuneration for board members and senior officers, Towers Watson and McLagan (belonging to the AonHewitt group).

The Remuneration Committee conducts an annual review of the application of the remuneration policy approved by the Bank’s Board of Directors, as established in Article 33.2 of the aforementioned Act 10/2014.

The Remuneration Committee is also assisted by the Board’s Risk Committee, which in accordance with article 39 of the Board Regulations has participated in the establishment of the remuneration policy, checking that it is compatible with adequate and effective risk management and does not offer incentives for assuming risks that exceed the Company’s acceptable level.

Lastly, the decisions related to the remuneration of executive directors, when required by law, are submitted to the Bank’s Annual General Meeting for approval.

This system ensures an adequate decision-making process on questions of remuneration. In 2014 the members of the Remuneration Committee received an aggregate total of €278,000 for their work on it. In addition, the Report on the Remuneration of BBVA Directors includes a breakdown of the remuneration by item for each director.

11.2. Description of the different types of employees and executive officers included in the Identified Staff

As set out in article 32.2 of Act 10/2014, BBVA has determined the professionals affected by this regulation (Identified Staff) following the criteria established by European Regulation 604/2014, dated March 4, of the Commission, which are grouped into two main blocks: qualitative criteria (defined around the position’s responsibility and the employee’s capacity to assume risks) and quantitative criteria (namely, having received total annual remuneration of 500,000 euros or more; being within the 0.3% with the highest total remuneration in the Group; or having received total remuneration higher than the lowest total remuneration set out in the qualitative criteria).

For these purposes, for 2014 this group includes:

•	Members of the Board of Directors, executive directors and non-executive directors

•	Senior Management: members of the Management Committee

•	Professionals responsible for control functions and risk takers by function: This group is set up by functions that correspond to the qualitative criteria established in article 3 of Regulation EU 604/2014 of the European Commission, points 4 to 15 inclusive.

•	Risk takers by remuneration: Made up of employees who meet the quantitative criteria of article 4 of Regulation EU 604/2014.

Notwithstanding the foregoing, BBVA will adapt the definition of Identified Staff, including categories of professionals as necessary, based on the requirements set out by applicable regulations.

11.3. Key features of the remuneration system

The remuneration system applicable to the Identified Staff in BBVA contains a series of special features as compared with the one applicable to the rest of staff, since a special variable incentive system has been established for this group, aligned with legal requirements, recommendations and best market practices, as described later.

According to BBVA’s remuneration policy, the remuneration system is made up of:

1. Fixed remuneration

Fixed remuneration in BBVA is established by taking into consideration the employee’s level of responsibility and professional career history in the Group. A benchmark salary is fixed for each function that reflects its value for the Organization. This benchmark salary is defined by analyzing what is fair internally and comparing it with the market through the advice of leading firms specializing in remuneration.

The fixed component in the employee’s total remuneration represents a sufficiently high proportion to allow maximum flexibility with respect to the variable components.

2.- Variable remuneration

BBVA’s variable remuneration represents a key element in the Bank’s remuneration policy, as it rewards the creation of value in the Group through each of the areas and units that make up BBVA. In short, it rewards individuals and teams and their combined contributions to the Group’s recurrent earnings.

The annual variable remuneration in BBVA for 2014 was made up of ordinary variable remuneration paid in cash and a share-based variable remuneration (hereinafter “Annual Variable Remuneration”). It has been designed to reflect the interests of shareholders, prudent risk management and generation of long-term value.

The essential aspects of Annual Variable Remuneration in 2014 are detailed below:

2.a) Ordinary variable remuneration in cash.

BBVA’s ordinary variable remuneration model for 2014 is based on a series of value creation indicators established for each unit. The variable remuneration to be paid to the members of the unit in question depends on these indicators, and on the results for the unit’s area and those of the Group as a whole. The distribution of the remuneration between the staff members is based on individual performance, which is calculated through an individual evaluation of the indicators.

The unit indicators used are of two types: each unit’s own financial and non-financial indicators.

BBVA considers that prudent risk management is a key element within its variable remuneration policy. That is why it has established recurrent Economic Value Added (EVA) as one of the main financial indicators used to calculate the ordinary variable remuneration of all its workforce.

Technically, EVA is recurring economic profit minus the cost of capital used in each business or the rate of return expected by investors.

Economic profit differs from accounting profit because of the use of economic criteria rather than regulatory accounting criteria in some operations.

It can therefore be said that conceptually, EVA is the recurring economic profit generated above market expectations in terms of capital remuneration.

As set out in the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors (now the European Banking Association – EBA) on December 10, 20105, this indicator is regarded as an appropriate way of evaluating results, as it incorporates adjustments for current and future risks and the cost of capital.

[5]	Section 96 of the Guidelines on Remuneration Policies and Practices of December 2010.

It has also been established that indicators of the units responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Information Management, General Secretary, Risks and Human Resources) should have a greater weight than the financial indicators. This is in order to make the staff who are responsible for the control functions more independent with respect to the areas supervised.

Thus, BBVA’s ordinary variable remuneration combines the employees’ results (financial and non-financial) with those of their Unit, the Area to which they belong and the Group as a whole; and it uses the EVA indicator, which takes into account both present and future risks, and the capital cost incurred to obtain those profits.

2.b) Variable share-based remuneration.

The variable shared-based remuneration for 2014 has been based on an incentive in shares approved by the management team consisting of an annual allocation to each executive manager of a number of units that served as a basis for determining the number of shares to grant on the date of settlement of the incentive. The number was linked to the level of compliance with a series of indicators at Group level, determined every year.

For 2014, the indicators approved by the General Meeting were related to:

•	The Total Shareholder Return (TSR), which measures the return on investment for the shareholder as the sum of the change in share price plus dividends and other similar items received by shareholders in a reference period from January 1, 2012 to December 31, 2014.

•	The Group’s recurring Economic Value Added (EVA) without one-offs. As explained above, this includes adjustments for current and future risks.

•	The Group’s net attributable profit without one-offs.

The number of units initially assigned to each beneficiary in the system will be divided into three parts, each associated with a weighted indicator. It will be multiplied by coefficients of between 0 and 2 in accordance with a scale defined annually for each of them.

In the case of TSR the coefficient applied in 2014 has been zero, as the Bank has occupied a final position below the average of its peer group set by the Meeting in March 2014. This reinforces the alignment of variable remuneration with shareholder interests.

2.c) Settlement and payment system for annual variable remuneration

According to the specific settlement and payment system for annual variable remuneration in 2014 that applies to the Identified Staff:

•	At least 50% of the total variable remuneration in 2014 for the Identified Staff will be paid in BBVA shares.

•	50% of the ordinary variable remuneration for the Identified Staff who do not receive the incentive for the management team will be paid in BBVA shares.

•	Payment of 40% of their annual variable remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will be paid out in thirds over the next three years. The percentage deferred increases in the case of executive directors and members of senior management, up to 50% of their annual variable remuneration.

•	All the shares that are delivered according to the aforementioned rules may not be used for a period of one year starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received. Using the shares delivered which are unavailable and the shares pending delivery for hedging purposes is also prohibited.

•	The deferred parts of the annual variable remuneration in 2014 will be updated as established by the Board of Directors.

•	Lastly, the variable component of the remuneration for a year for the Identified Staff will be limited to a maximum amount of 100% of the fixed component of total remuneration, except for those positions approved by the General Meeting, which may reach up to 200%.

In addition, the parts of the annual variable remuneration that are deferred and pending payment in accordance with the above rules will not be paid to the members of the Identified Staff if one of the following circumstances occurs before the payment date (“malus clauses”):

•	If the beneficiary has not generated the right to ordinary variable remuneration for the year as a result of the effect on the year’s earnings of transactions accounted for in previous years which generated the right to payment of the ordinary variable remuneration.

•	If the beneficiary has been sanctioned for a serious breach of the code of conduct or other applicable internal rules, in particular related to risks.

•	If the contractual relationship has been terminated, except in the case of retirement, early retirement, declaration of permanent incapacity for employment to any degree, or death: in these cases the right to payment shall be maintained under the same terms as if the employee had remained active.

In addition, if in one year the BBVA Group had negative financial results (presented losses), not including one-off results, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year of the losses, or the deferred amounts that were payable for the year in which the annual accounts reflecting these negative results were approved.

In any event, the variable remuneration shall be paid only if it is sustainable with respect to the BBVA Group’s situation as a whole and if it is justified by its results.

Starting in 2015, and to achieve better alignment with the best market practices, regulatory requirements and internal organization and strategy, the Bank’s Board of Directors, at the proposal of the Remuneration Committee, as indicated previously, has approved a series of amendments to the remuneration policy for the Identified Staff for the years 2015, 2016 and 2017, in line with the Remuneration Policy for directors that will be submitted to the General Meeting for consideration. These amendments will involve a series of changes to the described system of settlement and payment of annual variable remuneration for the Identified Staff. These amendments can be summed up as follows:

•	The variable components of remuneration (ordinary variable remuneration and incentive in shares) are unified in a single annual incentive based on value creation indicators that combine the employee’s results (financial and non-financial) and those of their Unit, the Area they belong to and the Group as a whole (“Annual Variable Remuneration”);

•	50% of the Annual Variable Remuneration will be paid in BBVA shares, taking the share price established by the Board of Directors as a reference for paying the part in shares;

•	If the conditions are met, 60% of the Annual Variable Remuneration –50% in the case of executive directors and members of senior management–will be paid in equal parts in cash and in shares during the first quarter of the year following the year in which such remuneration is due;

•	The rest will be deferred in its entirety for a period of 3 years, and its accrual and payment will be subject to a series of multiannual indicators related to the performance of the BBVA share and the Group’s fundamental risk metrics, calculated over the 3-year period of deferment;

•	The multiannual evaluation indicators have associated achievement scales which, in the event of failing to reach the goals set for each one, may reduce the deferred amount of Annual Variable Remuneration, never increase it, and may even result in the loss of the beneficiary’s entire deferred amount;

•	The shares may not be used for a period of time from their delivery. This retention is applied on the resulting number of shares, after discounting the part necessary to make the tax payment;

•	No hedging transactions may be carried out on the shares received as Annual Variable Remuneration or on those deferred and pending receipt;

•	Payment of the variable remuneration may be limited or prevented in certain cases (malus clauses);

•	The deferred component of the Annual Variable Remuneration finally settled will be updated as established by the Board of Directors; and

•	The variable component of the remuneration for a year for the Identified Staff will be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting decides to increase that limit to 200%, as set out in Act 10/2014.

As indicated earlier, the remuneration system described applies to the Identified Staff, which includes the Bank’s executive directors.

Notwithstanding the foregoing, BBVA’s remuneration policy for the members of the Board of Directors makes a distinction between the remuneration system for executive directors and the system applicable to non-executive directors, as set out in the Bank’s Bylaws.

A detailed description of the remuneration system applicable to BBVA’s non-executive directors is included in the Remuneration Policy for BBVA Directors and in the Annual Report on the Remuneration of Directors. As set out in those documents, non-executive directors do not receive variable remuneration; they receive a fixed annual amount in cash for holding the position of director and another for the members of the various Committees, with a greater weight being given to the exercise of the function of chairman of each Committee, and the amount depending on the nature of the functions attributed to each Committee.

In addition, the Bank has a remuneration system for its non-executive directors with deferred delivery of shares, approved by the Annual General Meeting, that also constitutes fixed remuneration. It consists of the annual allocation to those directors, as part of their remuneration, of a number of “theoretical shares” of the Bank that will be effectively delivered, where applicable, on the date of their termination as directors for any cause other than serious breach of their obligations. The annual number of “theoretical shares” to be allocated to each non-executive director will be equivalent to 20% of the total remuneration in cash received by each in the previous year. This is based on the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the ordinary General Meetings approving the financial statements for each year.

11.4. Information on the connection between the remuneration of the Identified Staff and the performance of the Group

As specified above, in 2014 the amount of variable remuneration received by BBVA’s Identified Staff has been determined by the following factors:

•	The Group’s financial results.

•	The financial results and strategic projects in each business area.

•	The financial results and the unit’s own indicators (not financial).

•	The individual’s financial and non-financial targets.

The ordinary variable incentives in 2014 of the executive directors have been determined by the Group’s results, based on the recurrent EVA without one-offs in constant euros, the net attributable profit without one-offs and the recurrent efficiency ratio without one-offs in constant euros. The purpose of the incentives system is to ensure that the amount of variable remuneration associated with each indicator does not vary in the event that the same result is obtained as in the previous year; if the results of the previous year are repeated for one indicator, in standardized terms, the bonus associated with it will be the same.

Similarly, the ordinary variable incentives of senior management are linked to both the Group’s results and those of their management area.

For the rest of the members of the Identified Staff, the amount of variable remuneration depends on individual performance, results in the Area in which they provide their service, and the Group’s results overall.

In 2014, the Group’s earnings (net attributable profit without one-offs and recurrent EVA without one-offs) determined 50% of the final incentives for the Management Team. The other 50% has been determined by Total Shareholder Return (TSR), which as indicated for the incentive for 2014 was measured over a period of 3 years.

In addition, as mentioned earlier, among the “malus clauses” it has been established that if in one year the BBVA Group had negative financial results (presented losses), not including one-off results, the beneficiaries will not receive neither the Annual Variable Remuneration corresponding to the year of the losses, nor the deferred amounts that were payable for the year in which the financial statements reflecting these negative results were approved.

However, any variable remuneration that is pending payment will always be paid, provided that such payment is sustainable in terms of the situation of the BBVA Group as a whole.

11.5. Description of the criteria used for taking into consideration present and future risks in the remuneration process

As explained above, the remuneration policy for the Identified Staff is aligned with shareholders’ interests and with prudent risk management, and in 2014 includes the following elements:

•	Use of the Group’s recurring EVA as a metric for evaluating earnings used as a base to determine ordinary variable remuneration. EVA considers the level of risk incurred and the cost of capital, measuring the sustained generation of value for shareholders and complying with the principle of prudent risk management. Indicator that is also included in the calculation of variable share-based remuneration (Management Team Incentive).

•	The indicator is based on the level of risk assumed and the cost of capital.

•	EVA takes into consideration the majority of risks assumed through the calculation of Economic Capital at Risk (ECaR).

•	ECaR reflects the minimum level of protection demanded against unexpected future losses by the different types of risk. Thus EVA not only includes the expected losses for the year, but also the risk of future losses.

•	BBVA measures and monitors liquidity risk, which is also taken into account for incentive payments, to the extent that a premium is transferred to the income statements of the business areas that includes the liquidity cost.

•	Use of TSR, which measures the shareholder return on investment, as the main indicator determining variable share-based remuneration for the management team.

•	Payment in shares of at least 50% of the variable remuneration.

•	Deferment clauses, designed to ensure that a substantial part of the variable remuneration (between 40% and 50%) is deferred for a period of 3 years, thus taking into account the economic cycle and business risks.

•	Obligatory withholding periods of any shares delivered as variable remuneration, so that beneficiaries may not freely dispose of them until one year after their delivery date.

•	Clauses that prevent or limit the payment of variable remuneration (both deferred remuneration and remuneration corresponding to a year), as a result of both actions involving the individual recipient and the results of the Group as a whole (“malus clauses”).

•	Limitation of the amount of variable remuneration to a percentage of the fixed remuneration.

.

11.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions

The main parameters and reasons for the components of the variable remuneration plans for the Identified Staff have been set out in other sections of this Report.

As already mentioned, in the case of employees who are responsible for control functions, variable remuneration will depend more firmly on the targets related to their functions, thus making them more independent of the business areas they supervise.

Non-financial indicators have a greater weight than financial indicators in the units that are responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Information Management, General Secretary, Risks and Human Resources). This is in order to make the staff who are responsible for the control functions more independent with respect to the areas supervised.

11.7. Ratios between the fixed and variable remuneration of the Identified Staff

One of the general principles of BBVA’s remuneration policy is that fixed remuneration should constitute a relevant amount of total remuneration.

As regards the Identified Staff, and as set out in article 34.g) of Act 10/2014, its remuneration policy establishes that the variable remuneration for these professionals be limited to the amount of their total fixed remuneration, unless the General Meeting decides to increase this limit to twice the total fixed remuneration, as the aforementioned Act envisages.

The General Meeting held in March 2014 approved that the variable component of the annual remuneration for executive directors, senior executives and certain employees who carry out professional activities that may have a material impact on the Bank’s risk profile, or who are responsible for the control functions, may reach up to 200% of the fixed component of total remuneration, in accordance with the Recommendations Report issued by the Board of Directors of BBVA on January 30, 2014. This resolution was approved by the General Meeting with 97.81% of the votes cast.

Moreover, and as a result of BBVA’s application of the new criteria set out in the European regulation for the identification of the members of the Identified Staff (Regulation 604/2014), which has led to an increase in the number of identified employees in the Group, a new agreement was submitted to the 2015 General Meeting for increasing the group of employees who carry out professional activities that may have a material impact on the Group’s risk profile, or who are responsible for the control functions and to whom the highest level of remuneration applies, so that the maximum variable component of the remuneration for a year may reach up to 200% of the fixed component of the total remuneration of those professionals, in accordance with the Recommendations Report issued for this purpose by the Board of Directors on February 3, 2015 and made available to the shareholders from the date of calling the General Meeting.

11.8. Quantitative information on the remuneration of the Identified Staff

[Note 1: The data in the tables below incorporate the best estimates with respect to:

•	The remuneration in kind in 2014 (calculated based on the remuneration in kind in 2013)

•	The amount of the bonus generated in 2014 in Argentina, Chile, Uruguay and Paraguay

•	The pension benefits in some geographical areas such as the U.S., where average data have been used

Note 2: To calculate the economic value of the shares delivered in 2014, the listing price of €8.99/share has been taken, which is the valuation price of the 2014 IED.

Note 3: To calculate the economic value of the outstanding shares, the valuation price of the IED in the year of generation of the variable remuneration has been taken]

Below is a breakdown by area of activity of the total remuneration of the Identified Staff received in 2014, whose variable component will be paid according to the settlement and payment scheme established in section 10.3.2 c. Payment will be complete in 2017, subject to the aforementioned “malus clauses”:

TABLE 68: Remuneration of the Identified Staff in 2014 (I)

(Thousand euros)
Remuneration of Identified Staff 2014 (1)	Total remuneration 2014
Commercial Banking (2)	114,532
Investment Banking (3)	48,891
Asset Management (4)	9,301
Other (5)	92,361
Total for the Identified Staff	265,085

(1)	Fixed remuneration in 2014 and variable remuneration received in 2014
(2)	Includes Retail and Commercial Banking Corporate Banking and Insurance Activities
(3)	Includes trading activities
(4)	Includes Asset Management and Private Banking Activities
(5)	Other activities, Executive and Non-executive Directors and other members of the Management Committee

The following table gives aggregate information on the remuneration of the Identified Staff in 2014, broken down by type of employee and senior executive:

TABLE 69: Remuneration of the Identified Staff in 2014 (II)

(thousand euros)
Remuneration of the Identified Staff in 2014 (1)	Executive directors	Non-executive Directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Total fixed remuneration paid in 2014 (2)	4,568	3,668	10,067	136,909	155,212
Total variable remuneration paid in 2014 (3)	5,663	0	10,224	93,896	109,873
In cash	2,453	0	4,555	68,420	75,429
In shares or related instruments	3,210	0	5,669	25,565	34,444
In other instruments	0	0	0	0	0
Outstanding deferred variable remuneration (4)	5,872		10,707	32,915	49,495
Consolidated	0	0	0	0	0
Not consolidated	5,872	0	10,707	32,915	49,495
In cash	2,727	0	5,069	16,046	23,843
In shares or related instruments	3,145	0	5,638	16,869	25,652
In other instruments	0	0	0	0	0
Deferred remuneration granted and/or paid in 2014 (5)	2,983	0	4,752	14,608	22,352
Amount of explicit ex post performance adjustment applied in the year on remuneration paid in previous years	0	0	0	0	0
Number of beneficiaries	3	12	13	378	406
Number of employees receiving severance pay	0	0	0	8	8
Total severance pay paid in the year	0	0	0	16,920	16,920
Securitized positions	0		0	0	0

(1)	Includes all the positions identified as identified Staff in 2014.
(2)	Annual gross fixed remuneration as of December 31, 2014.
(3)	Includes the variable remuneration paid in 2014, both the part for 2013 and the deferred and updated part for previous year (one third of the AVR 11 deferred, one third of the AVR 12 deferred and one third of the ILP 2010-2011 deferred).
(4)	Includes the deferred annual remuneration for previous years pending payment in 2014 (one third of the AVR 2011, one third of the ILP 2010-2011 deferred, two third of the AVR 2012 and deferred percentage of the AVR 2013).
(5)	Includes the deferred variable remuneration for previous years paid in 2014 (one third of the AVR 2012 deferred, one third of the AVR 2011 deferred and one third of the ILP 2010-2011 deferred, as well as their updates.

Of the total compensation paid, the highest paid to a single member amounts to €6,227,255, with a seniority in the company of 21.5 years at the time of departure.

The annual variable remuneration of the members of the Identified Staff for 2014 was determined at the close of that year.

In accordance with the settlement and payment system established for the Identified Staff for the annual variable remuneration in 2014, a percentage of the annual variable remuneration for 2014 will be paid in 2015 (50% in the case of executive directors and members of the Management Committee and 60% in the other cases). The rest will be deferred, to be paid in thirds in 2016, 2017 and 2018. This results in the following amounts:

TABLE 70: Remuneration of the Identified Staff in 2014 (III)

(thousand euros)
Remuneration for the Identified Staff corresponding to 2014 (1)	Executive directors	Non-executive Directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Amount of variable remuneration corresponding to 2014 received in 2015	2,962	0	6,219	50,839	60,021
In cash	1,481	0	3,110	25,383	29,974
In shares or related instruments	1,481	0	3,110	25,456	30,047
In other instruments	0	0	0	0	0
Amount of variable remuneration corresponding to 2014 that has been deferred (2)	2,962	0	6,219	33,906	43,088
In cash	1,481	0	3,110	16,929	21,520
In shares or related instruments	1,481	0	3,110	16,978	21,568
In other instruments	0	0	0	0	0
Number of beneficiaries	3	12	13	378	406

(1)	Includes all the positions identified as Identified in 2014
(2)	It includes the amount corresponding to the deferred percentage of 2014 RVA.

The number of employees receiving remuneration of 1 million euros or more is as follows:

TABLE 71: Number of people with total remuneration in excess of €1 million in 2014

Number of people with total remuneration of more than 1 million euros in 2014

Total remuneration in 2014 (1)	Number of people
Between 5 million and 6 million euros	1
Between 4.5 million and 5 million euros	0
Between 4 million and 4.5 million euros	0
Between 3.5 million and 4 million euros	1
Between 3 million and 3.5 million euros	2
Between 2.5 million and 3 million euros	3
Between 2 million and 2.5 million euros	2
Between 1.5 million and 2 million euros	5
Between 1 million and 1.5 million euros	28

(1)	Sum of the fixed remuneration for 2014 and the variable remuneration generated in 2014

12. Subsequent events

The issue of debentures convertible into ordinary BBVA shares was completed on February 10, 2015 for the amount of €1,500 million, putting the phased CET1 ratio at levels of 12.4.

From January 1, 2015 to the date of submission of this report, there have been no events, except for those mentioned earlier, that materially affect the Bank’s earnings or equity situation on the date of drafting of this document.

Summary Table Annex

2014
Type of company according to annex	Consolidated Cost (in millions of euros)
Insurance companies with a stake of more than 10% that are not consolidated at solvency level (Annex I)	3,309
Financial institutions with a stake of more than 10% that are not consolidated at solvency level (Annex I)	112
Rest of companies that are consolidated at accounting level but not at solvency level (Annex II)	413
Rest of companies that are not consolidated at accounting or solvency level (Annex III)	400

TOTAL	4,234

2014
Type of company according to annex	Consolidated Cost (in millions of euros)
Rest of companies that are not consolidated at accounting level but are consolidated at solvency level (Annex IV)	3,845

TOTAL	3,845

Annex I: Insurance companies and financial institutions with a stake of more than 10% that are not consolidated at solvency level

Insurance companies and financial institutions with a stake of more than 10% that are not consolidated at solvency level

Insurance companies with a stake of more than 10% that are not consolidated at solvency level
Insurance stake >10%	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
BBVA SEGUROS COLOMBIA, S.A.	G - Full consolidation	E-Equity method	Insurance	29,809
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	G - Full consolidation	E-Equity method	Insurance	113,353
SEGUROS PROVINCIAL, C.A.	G - Full consolidation	E-Equity method	Insurance	47,271
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	G - Full consolidation	E-Equity method	Insurance	1,729,754
BBVA CONSOLIDAR SEGUROS, S.A.	G - Full consolidation	E-Equity method	Insurance	34,872
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance	19,228
BBVA RE LIMITED	G - Full consolidation	E-Equity method	Insurance	41,931
ESPAÑOLA DE SEGUROS DE CREDITO A LA EXPORTACION CIA. S.A. “CESCE”	E-Equity method	E-Equity method	Insurance	0
BBVA SEGUROS DE VIDA, S.A.	G - Full consolidation	E-Equity method	Insurance	57,841
PENSIONES BANCOMER, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance	505,868
SEGUROS BANCOMER, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance	517,234
BBVA VIDA, S.A.DE SEGUROS Y REASEGUROS	G - Full consolidation	E-Equity method	Insurance	145,965
GARANTI EMEKLILIK VE HAYAT AS	E-Equity method	E-Equity method	Insurance	65,727

Total				3,308,853

Financial institutions with a stake of more than 10% that are not consolidated at solvency level
Financial institutions stake > 10%	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	E-Equity method	E-Equity method	Financial	16,580
SERVICIOS DE INFRAESTRUCTURAS DE MERCADO OTC, S.A. (IMER-OTC S.A.)	E-Equity method	E-Equity method	Financial	0
BOLSA ELECTRONICA DE VALORES DEL URUGUAY, S.A. (BEVSA)	E-Equity method	E-Equity method	Financial	0
DECEVAL, S.A.	E-Equity method	E-Equity method	Financial	0
INTERBANKING, S.A.	E-Equity method	E-Equity method	Financial	0
AUTOMATIC CLEARING HOUSE - ACH 4G	E-Equity method	E-Equity method	Financial	0
TELEFONICA FACTORING ESPAÑA, S.A.	E-Equity method	E-Equity method	Financial	4,611
TRANSBANK, S.A.	E-Equity method	E-Equity method	Financial	0
SERVICIO DE PAGOS INTERBANCARIOS,S.A.	E-Equity method	E-Equity method	Financial	0
ROMBO COMPAÑIA FINANCIERA, S.A.	E-Equity method	E-Equity method	Financial	25,021
TELEFONICA FACTORING MEXICO, S.A. DE C.V.	E-Equity method	E-Equity method	Financial	806
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	G - Full consolidation	E-Equity method	Financial	32
CONSORCIO INTERNACIONAL DE ASEGURADORES DE CREDITO, S.A.	E-Equity method	E-Equity method	Financial	0
BRUNARA, SICAV, S.A.	E-Equity method	E-Equity method	Financial	51,765
CAJA DE EMISIONES CON GARANTIA DE ANUALIDADES DEBIDAS POR EL ESTADO, S.A.	E-Equity method	E-Equity method	Financial	21
PROMOTORA BOLSA DE BILBAO, S.A. SDAD.	E-Equity method	E-Equity method	Financial	0
CORPORACION SUICHE 7B, C.A	E-Equity method	E-Equity method	Financial	592
CAJA VENEZOLANA DE VALORES, S.A.	E-Equity method	E-Equity method	Financial	511
TF PERU SAC	E-Equity method	E-Equity method	Financial	809
TELEFONICA FACTORING DO BRASIL	E-Equity method	E-Equity method	Financial	0
COMPASS INVESTMENTS, INC.	G - Full consolidation	E-Equity method	Financial	1
COMPASS CUSTODIAL SERVICES, INC.	G - Full consolidation	E-Equity method	Financial	1
TELEFONICA FACTORING CHILE, S.A.	E-Equity method	E-Equity method	Financial	355
CABAL URUGUAY, S.A.	E-Equity method	E-Equity method	Financial	192
REDBANC, S.A. (URUGUAY)	E-Equity method	E-Equity method	Financial	140
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	E-Equity method	E-Equity method	Financial	8,331
ACA, S.A. SOCIEDAD DE VALORES	E-Equity method	E-Equity method	Financial	2,070
BANKALARARASI KART MERKEZI A.S.	E-Equity method	E-Equity method	Financial	0
CELERIS SERVICIOS FINANCIEROS, S.A	E-Equity method	E-Equity method	Financial	0
FINAVES III NUEVAS INVERSIONES,S.A.	E-Equity method	E-Equity method	Financial	0
PROMOCIONES AL DESARROLLO BUMARI, S.L.	E-Equity method	E-Equity method	Financial	0
SOCIETAT CATALANA D’INVERSIO EN COOPERATIVES, SCR, S.A.	E-Equity method	E-Equity method	Financial	0
VOLJA PLUS SL	E-Equity method	E-Equity method	Financial	0
TRANS UNION DE MEXICO, S.A. DE C.V.	E-Equity method	E-Equity method	Financial	0

Total				111,838

Annex II: Rest of companies that are consolidated at accounting level but not at solvency level

Rest of companies that are consolidated at accounting level but not at solvency level
Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
BBVA AUTORENTING, S.A.	G - Full consolidation	E-Equity method	Services	53,307
BBVA NOMINEES LIMITED	G - Full consolidation	E-Equity method	Services	0
PRO-SALUD, C.A.	G - Full consolidation	E-Equity method	Services	0
INVERSIONES P.H.R.4, C.A.	G - Full consolidation	E-Equity method	Real estate	6
INVERSIONES ALDAMA, C.A.	G - Full consolidation	E-Equity method	Real estate	0
BBVA CONSULTORIA, S.A.	G - Full consolidation	E-Equity method	Services	6,183
BBVA SERVICIOS, S.A.	G - Full consolidation	E-Equity method	Commercial	1,344
PROMOTORA DE RECURSOS AGRARIOS, S.A.	G - Full consolidation	E-Equity method	Commercial	108
EL ENCINAR METROPOLITANO, S.A.	G - Full consolidation	E-Equity method	Real estate	7,375
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Real estate	114,770
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services	2,039
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance	576
MULTIASISTENCIA OPERADORA S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance	33
TEXTIL TEXTURA, S.L.	G - Full consolidation	E-Equity method	Commercial	0
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	G - Full consolidation	E-Equity method	Real estate	0
COMPLEMENTOS INNOVACIÓN Y MODA, S.L.	G - Full consolidation	E-Equity method	Commercial	0
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	G - Full consolidation	E-Equity method	Real estate	0
BAHIA SUR RESORT, S.C.	G - Full consolidation	E-Equity method	Real estate	1,422
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	G - Full consolidation	E-Equity method	Real estate	35,284
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services	3,813
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	G - Full consolidation	E-Equity method	Real estate	69,518
GOBERNALIA GLOBAL NET, S.A.	G - Full consolidation	E-Equity method	Services	4,298
FUTURO FAMILIAR, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services	1,367
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	G - Full consolidation	E-Equity method	Services	0
URBANIZADORA SANT LLORENC, S.A.	G - Full consolidation	E-Equity method	Real estate	65
MULTIASISTENCIA, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance	25,027
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	G - Full consolidation	E-Equity method	Real estate	6,579
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L.	G - Full consolidation	E-Equity method	Services	0
IMOBILIARIA DUQUE DE AVILA, S.A.	G - Full consolidation	E-Equity method	Real estate	10,448
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	G - Full consolidation	E-Equity method	Services	2,229
COPROMED S.A. DE C.V.	G - Full consolidation	E-Equity method	Services	25
INMESP DESARROLLADORA, S.A. DE C.V.	G - Full consolidation	E-Equity method	Real estate	52,272
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	G - Full consolidation	E-Equity method	Real estate	3,421
F/403035-9 BBVA HORIZONTES RESIDENCIAL	G - Full consolidation	E-Equity method	Real estate	20
F/253863 EL DESEO RESIDENCIAL	G - Full consolidation	E-Equity method	Real estate	0
MADIVA SOLUCIONES, S.L.	G - Full consolidation	E-Equity method	Services	8,998
CATALONIA GEBIRA, S.L.	G - Full consolidation	E-Equity method	Real estate	0
HABITATGES INVERVIC, S.L.	G - Full consolidation	E-Equity method	Real estate	0
HABITATGES JUVIPRO, S.L.	G - Full consolidation	E-Equity method	Real estate	0
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	G - Full consolidation	E-Equity method	Real estate	2,695

Total				413,222

Annex III: Rest of companies that are not consolidated at accounting or solvency level

Rest of companies that are not consolidated at accounting or solvency level
Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
ALMAGRARIO, S.A.	E-Equity method	E-Equity method	Services	4,188
SISTARBANC S.R.L.	E-Equity method	E-Equity method	Financial Services	287
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	E-Equity method	E-Equity method	Real estate	0
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	E-Equity method	E-Equity method	Financial Services	3,980
CAMARATE GOLF, S.A.	E-Equity method	E-Equity method	Real estate	1,635
LAS PEDRAZAS GOLF, S.L.	E-Equity method	E-Equity method	Real estate	0
AUREA, S.A. (CUBA)	E-Equity method	E-Equity method	Real estate	3,948
PARQUE REFORMA SANTA FE, S.A. de C.V.	E-Equity method	E-Equity method	Real estate	0
REAL ESTATE DEAL II, S.A.	E-Equity method	E-Equity method	Investment Companies	4,651
I+D MEXICO, S.A. DE C.V.	E-Equity method	E-Equity method	Services	16,676
FIDEICOMISO F/402770-2 ALAMAR	E-Equity method	E-Equity method	Real estate	0
FIDEICOMISO F 404015-0 BBVA BANCOMER LOMAS III	E-Equity method	E-Equity method	Real estate	0
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742	E-Equity method	E-Equity method	Real estate	0
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA	E-Equity method	E-Equity method	Real estate	0
CORPORATIVO VITAMEDICA, S.A. DE C.V.	E-Equity method	E-Equity method	Services	0
OPERADORA ZIBATA S. DE R.L. DE C.V.	E-Equity method	E-Equity method	Services	146
SERVICIOS VITAMEDICA, S.A. DE C.V.	E-Equity method	E-Equity method	Services	70
FERROMOVIL 3000, S.L.	E-Equity method	E-Equity method	Services	4,400
FERROMOVIL 9000, S.L.	E-Equity method	E-Equity method	Services	3,381
LA ESMERALDA DESARROLLOS, S.L.	E-Equity method	E-Equity method	Real estate	0
VITAMEDICA S.A DE C.V.	E-Equity method	E-Equity method	Insurance	0
FIDEICOMISO F/70191-2 LOMAS DE ANGELOPOLIS II	E-Equity method	E-Equity method	Real estate	-9,207
IRB RIESGO OPERACIONAL, S.L.	E-Equity method	E-Equity method	Services	529
JARDINES DEL RUBIN, S.A.	E-Equity method	E-Equity method	Real estate	1,470
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	E-Equity method	E-Equity method	Services	6,441
ECUALITY E-COMMERCE QUALITY, S.A.S.P.	E-Equity method	E-Equity method	Commercial	0
ADQUIRA MEXICO, S.A. DE C.V.	E-Equity method	E-Equity method	Commercial	2,026
ADQUIRA ESPAÑA, S.A.	E-Equity method	E-Equity method	Commercial	2,509
TELEFONICA FACTORING COLOMBIA, S.A.	E-Equity method	E-Equity method	Financial Services	306
GUP GESTION UNIFICADA DE PROYECTOS, S.A.	E-Equity method	E-Equity method	Services	0
METROVACESA, S.A.	E-Equity method	E-Equity method	Real estate	233,054
P.R.ALBIRSA, S.L.	E-Equity method	E-Equity method	Real estate	96
OPERADORA DOS LAGOS S.A. DE C.V.	E-Equity method	E-Equity method	Services	97
OPERADORA ALAMAR SA DE CV	E-Equity method	E-Equity method	Services	11
OPERADORA MIRASIERRA, S.A. DE C.V.	E-Equity method	E-Equity method	Services	10,678
TENEDORA DE VEHICULOS, S.A.	E-Equity method	E-Equity method	Services	409
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	E-Equity method	E-Equity method	Financial Services	8,353
OPERADORA HITO URBANO, S.A. DE C.V	E-Equity method	E-Equity method	Services	89
SOLIUM MEXICO, S.A. DE C.V.	E-Equity method	E-Equity method	Services	770
ALTITUDE SOFTWARE SGPS, S.A.	E-Equity method	E-Equity method	Services	7,785
SOLIUM OPERADORA, S.A. DE C.V.	E-Equity method	E-Equity method	Services	51
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	E-Equity method	E-Equity method	Special-purpose Real-estate Companies	69,570
VITAMEDICA ADMINISTRADORA, S.A. DE C.V.	E-Equity method	E-Equity method	Services	2,033
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	E-Equity method	E-Equity method	Real estate	0
BATEC MOBILITY, S.L.	E-Equity method	E-Equity method	Services	401
FIDEICOMISO SCOTIABANK INVERLAT S.A. F100322908	E-Equity method	E-Equity method	Real estate	0
ARRAHONA GARRAF, S.L.	E-Equity method	E-Equity method	Real estate	0
AXIACOM-CRI, S.L.	E-Equity method	E-Equity method	Real estate	0
BALMA HABITAT, S.L.	E-Equity method	E-Equity method	Real estate	0
DOBIMUS, S.L.	E-Equity method	E-Equity method	Real estate	0
FRIGEL, S.L	E-Equity method	E-Equity method	Services	331
GARRAF MEDITERRANIA, S.A.	E-Equity method	E-Equity method	Real estate	0
HABITATGES CIMIPRO, S.L.	E-Equity method	E-Equity method	Real estate	0
HABITATGES FINVER, S.L.	E-Equity method	E-Equity method	Real estate	0
HABITATGES LLULL, S.L.	E-Equity method	E-Equity method	Real estate	0
NOVA LLAR SANT JOAN, S.A.	E-Equity method	E-Equity method	Real estate	0
NUCLI, S.A.	E-Equity method	E-Equity method	Real estate	0
PROBIS AIGUAVIVA, S.L. (NO ACTIVITY)	E-Equity method	E-Equity method	Real estate	0
PROMOCIONS CAN CATA, S.L.	E-Equity method	E-Equity method	Real estate	0
RESIDENCIAL PEDRALBES-CARRERAS, S.L.	E-Equity method	E-Equity method	Real estate	0
RESIDENCIAL SARRIA-BONANOVA, S.L.	E-Equity method	E-Equity method	Real estate	258
SBD CEAR, S.L.	E-Equity method	E-Equity method	Real estate	1
SBD CREIXENT, S.A.	E-Equity method	E-Equity method	Real estate	0
SOLARVOLAR, S.L.	E-Equity method	E-Equity method	Real estate	0
VIC CONVENT, S.L.	E-Equity method	E-Equity method	Real estate	141
OSONA CIPSA, S.L.	E-Equity method	E-Equity method	Real estate	0
MOTORACTIVE MULTISERVICES SRL	E-Equity method	E-Equity method	Services	73
GARANTI FILO YONETIM HIZMETLERI A.S.	E-Equity method	E-Equity method	Services	5,895
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	E-Equity method	E-Equity method	Insurance	0
GARANTI KULTUR AS	E-Equity method	E-Equity method	Services	85
TRIFOI REAL ESTATE SRL	E-Equity method	E-Equity method	Real estate	17
NAVIERA ATTILA, AIE	E-Equity method	E-Equity method	Services	0
NAVIERA ELECTRA, AIE	E-Equity method	E-Equity method	Services	0
NAVIERA CABO ESTAY, AIE	E-Equity method	E-Equity method	Services	0
SEGURIDAD Y PROTECCION BANCARIAS, S.A. DE C.V.	E-Equity method	E-Equity method	Services	844
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	E-Equity method	E-Equity method	Services	5,285
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)	E-Equity method	E-Equity method	Services	6,691
TUBOS REUNIDOS, S.A.	E-Equity method	E-Equity method	Industrial	0

Total				400,454

Annex IV: Rest of companies that are not consolidated at accounting level but are consolidated at solvency level

Rest of companies that are not consolidated at accounting level but are consolidated at solvency level
Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
INVERSIONES PLATCO, C.A.	E-Equity method	P-Proportional consolidation	Financial Services	11,112
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	E-Equity method	P-Proportional consolidation	Securities Firms	18,016
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	E-Equity method	P-Proportional consolidation	Services	2,146
TURKIYE GARANTI BANKASI A.S	E-Equity method	P-Proportional consolidation	Banking	3,614,729
GARANTIBANK INTERNATIONAL NV	E-Equity method	P-Proportional consolidation	Banking	92,577
GARANTI BANK SA	E-Equity method	P-Proportional consolidation	Banking	0
G NETHERLANDS BV	E-Equity method	P-Proportional consolidation	Portfolio	17,218
RALFI IFN SA	E-Equity method	P-Proportional consolidation	Financial Services	0
DOMENIA CREDIT IFN SA	E-Equity method	P-Proportional consolidation	Financial Services	0
MOTORACTIVE IFN SA	E-Equity method	P-Proportional consolidation	Financial Services	0
GARANTI HOLDING BV	E-Equity method	P-Proportional consolidation	Portfolio	0
GARANTI BANK MOSCOW	E-Equity method	P-Proportional consolidation	Banking	2,460
GARANTI FINANSAL KIRALAMA A.S.	E-Equity method	P-Proportional consolidation	Financial Services	48,402
GARANTI FACTORING HIZMETLERI AS	E-Equity method	P-Proportional consolidation	Financial Services	4,501
GARANTI YATIRIM MENKUL KIYMETLER AS	E-Equity method	P-Proportional consolidation	Financial Services	177
GARANTI PORTFOY YONETIMI AS	E-Equity method	P-Proportional consolidation	Financial Services	2,013
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	E-Equity method	P-Proportional consolidation	Services	2,978
SAFEKEEPING CUSTODY COMPANY B.V.	E-Equity method	P-Proportional consolidation	Financial Services	0
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	E-Equity method	P-Proportional consolidation	Financial Services	3
RPV COMPANY	E-Equity method	P-Proportional consolidation	Financial Services	0
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	E-Equity method	P-Proportional consolidation	Financial Services	1,500
GARANTI HIZMET YONETIMI A.S	E-Equity method	P-Proportional consolidation	Financial Services	516
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	E-Equity method	P-Proportional consolidation	Services	204
GOLDEN CLOVER STICHTING CUSTODY	E-Equity method	P-Proportional consolidation	Financial Services	0
STICHTING UNITED CUSTODIAN	E-Equity method	P-Proportional consolidation	Financial Services	0
STICHTING SAFEKEEPING	E-Equity method	P-Proportional consolidation	Portfolio	0
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	E-Equity method	P-Proportional consolidation	Banking	26,067

Total				3,844,619

Note: The zero balances correspond to companies whose holding value is equal to zero, as well as companies that are not consolidated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 16, 2015	By:	/s/ Eduardo Ávila Zaragoza
Name: Eduardo Ávila Zaragoza
Title: Head of Global Supervisory Relations